UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2007

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:    ☑  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1.	Supplemental Circular to Shareholders dated June 18, 2007

2.	Directors’ Announcement dated June 18, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2007	PACIFIC INTERNET LIMITED

	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President & CEO

SUPPLEMENTAL CIRCULAR DATED 18 JUNE 2007

THIS SUPPLEMENTAL CIRCULAR IS IMPORTANT AS IT CONTAINS THE RECOMMENDATION OF THE INDEPENDENT DIRECTORS OF PACIFIC INTERNET LIMITED AND THE OPINION OF KPMG CORPORATE FINANCE PTE LTD. THIS SUPPLEMENTAL CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

This Supplemental Circular is issued by Pacific Internet Limited (“PacNet”). If you are in any doubt in relation to this Supplemental Circular or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.

If you have sold all your issued ordinary shares in the capital of PacNet, you should immediately forward this Supplemental Circular to the purchaser or to the bank, stockbroker or agent through whom the sale was effected for onward transmission to the purchaser.

SUPPLEMENTAL CIRCULAR TO SHAREHOLDERS

in relation to the

REVISED OFFER TO PURCHASE FOR CASH ALL ISSUED ORDINARY SHARES OF

PACIFIC INTERNET LIMITED

(Singapore Company Registration No. 199502086C)

AT

US$11.00 NET PER ORDINARY SHARE

BY

CONNECT HOLDINGS LIMITED

(Bermuda Company Registration No. 38611)

Independent Financial Adviser to the Independent Directors of

Pacific Internet Limited

KPMG CORPORATE FINANCE PTE LTD

SHAREHOLDERS SHOULD NOTE THAT THE REVISED OFFER LETTER (AS DEFINED HEREIN) STATES THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 1:00 A.M., NEW YORK CITY TIME, ON 22 JUNE 2007, 1:00 P.M., SINGAPORE TIME, ON 22 JUNE 2007.

THE OFFEROR HAS STATED THAT IT WILL NOT BE PERMITTED TO FURTHER REVISE THE OFFER AFTER 15 JUNE 2007 AND/OR FURTHER EXTEND THE OFFER PAST 1 JULY 2007, UNLESS THERE IS A COMPETING OFFER AND/OR WITH THE CONSENT OF THE SIC. THE OFFEROR RESERVED THE RIGHT TO EXTEND AND/OR REVISE THE OFFER IN THE EVENT OF A COMPETING OFFER.

FORWARD LOOKING STATEMENTS

Statements made in this Supplemental Circular with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements. Notwithstanding the foregoing, the Company will promptly publish any material change in the recommendation made pursuant to Rule 14e-2(a) under the Exchange Act or in any information set forth in the Schedule 14D-9 filed by the Company pursuant to Rule 14d-9 under the Exchange Act.

LETTER FROM THE BOARD OF DIRECTORS

PACIFIC INTERNET LIMITED

(Company Registration No. 199502086C) (Incorporated in the Republic of Singapore)

Board of Directors:	Registered Office:
Sajjad Ahmad Akhtar Stephen William Berger Neil Robert Jones Koh Boon Hwee Phey Teck Moh (President and Chief Executive Officer) Steven Barry Simpson James Tan Meng Dong Zhang Yun	89 Science Park Drive #01-07 The Rutherford Singapore 118261

18 June 2007

To:    The Shareholders of Pacific Internet Limited

Dear Sir/Madam

REVISED OFFER BY CONNECT HOLDINGS LIMITED TO PURCHASE FOR CASH THE OFFER

SHARES AT US$11.00 NET PER PACNET SHARE

YOUR INDEPENDENT DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU

ACCEPT THE REVISED OFFER

1. Introduction

Unless otherwise defined herein, all terms and references used in this supplemental circular (this “Supplemental Circular”) are as defined or construed in the offeree circular dated 16 May 2006 (the “Offeree Circular”) and issued by Pacific Internet Limited (the “Company”, “PacNet” or “Offeree”) in connection with the voluntary conditional cash general offer by Connect Holdings Limited (the “Offeror” or “Connect”) to acquire all the issued and fully paid-up ordinary shares (“PacNet Shares”) in the share capital of the Company, other than those already held as at the date of the offer by the Offeror (the “Offer”).

The Board of PacNet refers to the announcement by the Offeror dated 7 June 2007 (“Revised Offer Announcement”) and the letter from the Offeror to Shareholders dated 7 June 2007 (“Revised Offer Letter”) in relation to, inter alia, the revision of the Offer (the “Revised Offer”).

Shareholders are advised to read the terms and conditions of the Revised Offer contained in the Revised Offer Announcement and Revised Offer Letter carefully.

2. Revised Offer Price

The Board notes that the Revised Offer Letter, inter alia, states that the Offeror is revising the Offer Price from US$10.00 net in cash per PacNet Share, without interest to US$11.00 net in cash per PacNet Share, without interest (the “Revised Offer Price”). The Revised Offer Letter further states that the Revised Offer Price is the final offer price, and the Offeror will not increase or revise the Offer Price further.1

Shareholders who have earlier accepted the Offer are entitled to receive the Revised Offer Price.

1 The Revised Offer Letter notes that, under applicable rules and regulations, the Offeror is not permitted to further revise the Offer after 15 June 2007 and/or further extend the Offer past 1 July 2007, unless there is a competing offer and/or with the consent of the SIC. The Offeror has reserved the right to extend and/or revise its Offer in the event of a competing offer in the Revised Offer Letter.

3. Extension of Offer Period

The Board wishes to inform Shareholders that the Offeror has, in the Revised Offer Letter, announced the extension of the expiration date of the Offer until 1:00 a.m., New York City time, on 22 June 2007, 1:00 p.m., Singapore time, on 22 June 2007.1 The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on 7 June 2007, 12:00 noon Singapore time on 7 June 2007.

4. Options Proposal

As set out in the Revised Offer Announcement, with the extension of the Offer, the expiration date for the Options Proposal made to Optionholders will similarly be extended to 1:00 a.m., New York City time, on 22 June 2007, 1:00 p.m., Singapore time, on 22 June 2007.

5. Irrevocable Undertakings

The Revised Offer Letter further states that the Offeror had on 6 June 2007 received an irrevocable undertaking from MediaRing Ltd to tender all PacNet Shares held by MediaRing Ltd, being 4,056,163 PacNet Shares, representing approximately 29.31 per cent. of issued PacNet Shares (based on the latest available information provided to the Offeror by PacNet) into the Offer.

A copy of the undertaking from MediaRing Ltd dated 6 June 2007 has been filed as an exhibit to the Offeror’s filing with the SEC on 7 June 2007.

6. Terms and Conditions of the Revised Offer

The Revised Offer Letter states that the Revised Offer remains subject to the same conditions as the original Offer set forth in the Offeror’s Offer to Purchase dated 2 May 2007.

7. Appointment of Independent Financial Adviser

The Independent Directors have appointed KPMG Corporate Finance Pte Ltd (“KPMG Corporate Finance”) to advise them in respect of the Revised Offer. Shareholders should read and consider carefully the recommendations of the Independent Directors and the opinion rendered by KPMG Corporate Finance in its entirety before deciding whether or not to accept the Revised Offer. Shareholders are also urged to read the Revised Offer Letter.

8. Independent Directors’ Recommendations

Shareholders should read and consider carefully the recommendations of the Independent Directors and the opinion rendered by KPMG Corporate Finance in its entirety, before deciding whether to accept or reject the Revised Offer.

The recommendation of the Independent Directors to Shareholders is the position of the Company with regard to the Revised Offer.

The recommendation of the Independent Directors to Shareholders is the sole responsibility of the Independent Directors.

After careful consideration, including a thorough review of the Revised Offer, the opinion of KPMG Corporate Finance and the advice from the Company’s other advisors, the Independent Directors have unanimously determined that the Revised Offer is FAIR FROM A FINANCIAL POINT OF VIEW.

In addition, Messrs Sajjad Ahmad Akhtar, Stephen William Berger, Neil Robert Jones, Koh Boon Hwee and Phey Teck Moh are of the view that whilst the Revised Offer is fair, it is NOT COMPELLING for the same reasons, which were previously set out on page 18 of the Offeree Circular but updated based on the letter from the IFA to the Independent Directors on the Revised Offer:

•

the peer group analysis of the Company Based on the letter from the IFA to the Independent Directors on the Revised Offer, the adjusted EV/EBITDA multiple of PacNet of 10.7 times based on the Revised Offer Price, is at a discount of 10.8 per cent. to the median adjusted EV/EBITDA multiple of all IP-based CSPs which is 12.0 times. In terms of trading multiples, the Revised Offer still values the Company at the lower end of its peer group.

•

the comparable transaction analysis Based on the letter from the IFA to the Independent Directors on the Revised Offer, the implied unadjusted EV/EBITDA multiple of 12.8 times is at a discount of approximately 19.0 per cent. to the median unadjusted EV/EBITDA multiple of IP-based CSPs Comparable Transactions.

NOTWITHSTANDING THE ABOVE, THE INDEPENDENT DIRECTORS UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS ACCEPT THE REVISED OFFER.

(a) Considerations

In reaching their recommendation to ACCEPT the Revised Offer, the Independent Directors have considered, amongst other things, the following:

•

the Offeror has increased the Offer Price from US$10.00 net in cash per PacNet Share, without interest to US$11.00 net in cash per PacNet Share, without interest. The Revised Offer Letter states that this is the final offer price and the Offeror will not increase or revise the Offer Price further.

•

KPMG Corporate Finance, the IFA, has opined that the Revised Offer is fair from a financial point of view The IFA has advised the Independent Directors that, after having carefully considered the information available to them as of, and based upon the monetary, industry, market, economic and other relevant conditions subsisting on, 7 June 2007 and based on the factors set forth in their letter, they are of the opinion that, from a financial point of view, the financial terms of the Revised Offer are fair. Further details of the IFA’s opinion and the factors taken into consideration by the IFA are set out in the opinion of the IFA set out on pages 15 to 24 of this Supplemental Circular.

•	the liquidity and recent performance of the PacNet Shares Based on the IFA’s letter to the Independent Directors:

(i)	the PacNet Shares traded at relatively less volume and value compared to NASDAQ-listed entities with a similar market capitalization for the 12 months prior to 7 June 2007. The average daily transacted value of PacNet Shares for the period from 13 January 2007 (one day following the date of the Pre-Conditional Offer Announcement) to 6 June 2007 (one market day prior to the date of Revised Offer Announcement) decreased significantly by 83.1 per cent. compared to the average daily transacted value for the one year period prior to the date of the Pre-Conditional Offer Announcement. Correspondingly, the average daily volume traded decreased by 86.2 per cent. for the same reference period.

(ii)	the Revised Offer Price is at a premium to the volume weighted average price of PacNet Shares for all observation periods considered from 30 months prior to the date of the Pre-Conditional Offer Announcement to 7 June 2007.

•

the peer group analysis of the Company Based on the IFA’s letter to the Independent Directors, the adjusted EV/EBITDA multiple of PacNet of 10.7 times based on the Revised Offer Price is at a premium of 46.5 per cent. to the median adjusted EV/EBITDA multiple of IP-based CSPs with market capitalization of under US$250 million.

•

the execution of the Company’s Strategic Plan As a result of the irrevocable undertakings received by Connect from MediaRing Ltd and VCL to tender all the PacNet Shares held by them respectively into the Offer, Connect would hold not less than 70 per cent. of the total issued paid up capital of PacNet (excluding acceptances tendered by Shareholders other than VCL and MediaRing Ltd)[2]. Accordingly, Connect, which will become the single largest shareholder of the Company, will be in the position to control the strategic direction of the Company and may determine not to pursue the Strategic Plan in its current form. Shareholders should also refer to the risks and possible upside associated with the execution of the Company’s Strategic Plan, as set out under the section entitled “Independent Directors’ Recommendations” (page 17) of the Offeree Circular.

•

the absence of a competing offer To date, no alternative offer has been announced. Given the irrevocable undertakings received by Connect from MediaRing Ltd and VCL to tender all the PacNet Shares held by them respectively, the likelihood of a competing offer is less.

•	the current share price There is no assurance that the current share price will continue to remain at current trading levels and will not decline once the Revised Offer lapses.

The foregoing discussion in this paragraph 8 of the information and factors considered by the Independent Directors is not intended to be exhaustive but addresses all of the material information and factors considered by the Independent Directors in their consideration of the Revised Offer. In view of the variety of factors and the amount of information considered, the Independent Directors did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. Such determination was made after consideration of the factors taken as a whole. Individual Independent Directors may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the Independent Directors were aware of the interests of certain officers and directors of the Company as described under Section 8.3 of the Offeree Circular, Section 4 of Appendix I to the Offeree Circular and Section 8.2 of this Supplemental Circular.

In rendering their recommendations, the Independent Directors have not had regard to the specific investment objectives, financial situation, tax position or particular needs and constraints of any individual Shareholder. As each Shareholder would have different investment objectives and profiles, any individual Shareholder who may require specific advice in relation to his investment objectives or portfolio should consult his stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

(b) Background

On 12 January 2007, the Offeror announced that, subject to the satisfaction or waiver (as the case may be) of certain pre-conditions, including certain approvals required under Singapore law and regulations, as set out in the Pre-Conditional Offer Announcement, the Offeror intends to make a voluntary conditional general offer to acquire all the issued ordinary shares in the capital of PacNet, other than those already held by the Offeror, its related corporations or the respective nominees of the Offeror or its related corporations as at the date of the Offer. The Pre-Conditions included, without limitation, the approval of the Infocommunications Development Authority of Singapore (“IDA”).

Subsequent to the Offeror’s announcement on 12 January 2007, the Board has held several meetings to discuss the Offer and met with and sought advice from its financial, legal and other advisers.

2 Shareholders should note that Connect has, on 12 June 2007, announced that each of the irrevocable undertakings given by MediaRing Ltd and VCL has been performed and the PacNet Shares subject to such irrevocable undertakings have been tendered into the Offer.

In addition, Connect has also announced, in the same announcement that, as of 11 June 2007, Connect and parties acting or deemed to be acting in concert with Connect owned, controlled or have agreed to acquire an aggregate of 10,392,962 PacNet shares, representing approximately 75.07 per cent. of issued PacNet Shares and approximately 72.36 per cent. of the maximum potential issued share capital of PacNet.

On 12 January 2007, the Offeror’s Singapore counsel wrote to the Company proposing that the Offeror and the Company jointly submit a Long Form Consolidation Application to the IDA in connection with the Offer. Under the Singapore Code of Practice for Competition in the Provision of Telecommunication Services 2005, IDA’s approval is required for the acquisition of an ownership interest in a licensee that would result in the acquiring party holding an ownership interest in the licensee of at least 30 per cent.. As part of this process, the Company and the acquiring party are required to submit a Consolidation Application. A Short Form Consolidation Application is filed with IDA to approve a consolidation if (i) the consolidation is a horizontal consolidation that will not result in the post-consolidation entity having more than a 15 per cent. share in the telecommunication market in Singapore; or (ii) the consolidation is a non-horizontal consolidation in which none of the applicants has more than a 25 per cent. share of any telecommunication market, whether in Singapore or elsewhere, in which it participates. In all other situations other than (i) and (ii) above, a Long Form Consolidation Application would be filed with the IDA, which has more informational requirements than the Short Form Consolidation Application. In the case of the Offer, the Offeror informed the Company that it would be submitting a Long Form Consolidation Application. The Company also believed that the use of the Long Form Consolidation Application was appropriate. The basis was that IDA had previously estimated that entities within the Offeror’s group of companies had a market share of above 40 per cent. of the current lit submarine capacity from Singapore to the Asia-Pacific region. The requirements for the submission of a Short Form Consolidation Application were therefore not met. The IDA did not object to the use of the Long Form Consolidation Application when it was jointly submitted by the Offeror and the Company.

Part of the requirement for a Long Form Consolidation Application requires both the Company and the Offeror to provide a statement that is a “clear, accurate and comprehensive description of the Consolidation, a good faith assessment of the likely impact of the Consolidation on competition in the telecommunication market in Singapore and a discussion of why approval of the Consolidation would or would not serve the public interest” (“Statement”). In order to provide this Statement required by IDA, it necessitated both parties to jointly submit the Long Form Consolidation Application. The Offeror and the Company engaged CRA International to provide a comprehensive analysis of the impact of the proposed Consolidation on competition in the Singapore telecommunications market and any attendant impact on public interest, based on information provided by both the Offeror and the Company. A copy of the report prepared by CRA International was tendered to IDA in connection with the Statement. While both parties provided this Statement jointly, each party did not have sight of the other party’s confidential information. Instead, only IDA and CRA International were given access to the confidential information of both parties and the parties made this Statement having relied on the conclusions arrived at by CRA International in its report.

The Long Form Consolidation Application was submitted on 26 January 2007 and IDA commenced the Consolidation Review Period on 26 February 2007 and gave its approval to the Offer on 30 March 2007.

In March 2007, MediaRing Ltd wrote to the Company proposing that MediaRing Ltd and the Company jointly submit a Consolidation Application to the IDA as MediaRing Ltd was evaluating the situation and its position with regard to its investment in the Company, including the possibilities of: (i) undertaking a competing offer for the Company or (ii) holding on to its current stake in the Company or (iii) disposing of its current stake in full or in part, whether in the Offer or otherwise. While the Board was considering MediaRing Ltd’s proposal, it learned that MediaRing Ltd had already submitted a separate Short Form Consolidation Application. Accordingly, the Board had to decide whether to file a separate Short Form Consolidation Application (this was the form used by MediaRing this time as well as when it made its pre-conditional voluntary general offer for the Company in 2006, as opposed to the Long Form Consolidation Application) with IDA (given that MediaRing Ltd had already filed its separate application and a joint filing would no longer be possible) or not file any application at all as it understood that it was not under any legal obligation to file such application with IDA. The Board decided that it would be in the Shareholders’ interest to file a separate Short Form Consolidation Application and the Company did so on 3 April 2007. With IDA’s approval obtained on 17 April 2007, in the event that MediaRing chose to put in a competing bid for the Company, it would be able to do so without having to wait for IDA approval. Subsequent to the IDA’s approval on 17 April 2007, the Company has not received any further information from MediaRing Ltd, although it did initiate a meeting with MediaRing Ltd on 16 May 2007, as discussed below.

On 11 April 2007, the Offeror announced that it had obtained the unconditional approval of the IDA in respect of its proposal to acquire a direct ownership interest of more than 30 per cent. in PacNet pursuant to the Offer and, accordingly, it had decided to proceed with the Offer.

Subsequent to the Offeror’s announcement of its intention to make the Offer on 11 April 2007, the Company announced on 11 April 2007 that the Board had formed an independent board committee (“Independent Board Committee”) consisting of three of the Independent Directors to facilitate the processing of matters relating to the Offer. The members of the Independent Board Committee are Mr Sajjad Ahmad Akhtar, Mr Stephen William Berger and Dr Neil Robert Jones. The duties of the Independent Board Committee included overseeing the appointment of the IFA that was required to be appointed by the Company under the Singapore Code in connection with the Offer and making a recommendation to the Independent Directors with regard to the engagement of such IFA, overseeing the work of the IFA, liaising with regulatory authorities such as IDA, the Securities Industry Council, Monetary Authority of Singapore and the SEC with regard to items relating to the Offer, making a recommendation to the Independent Directors with regard to the Offer and providing periodic updates to the Independent Directors. Under its terms of reference, the Independent Board Committee was not empowered to solicit other offers. Further, any report provided by the Independent Board Committee to the Independent Directors with regard to the Offer could have contained any range of recommendations and findings, including that the sale of the Company was or was not in the best interests of the shareholders. However, any findings of the Independent Board Committee were not binding on the Board or the Independent Directors, and the Independent Directors would be required to arrive at their own conclusions with regard to the Offer.

On 12 April 2007, the Independent Directors appointed KPMG Corporate Finance as IFA to the Independent Directors.

On 2 May 2007, Connect announced that the Offer to Purchase, containing full details of the Offer had been dispatched to Shareholders. Connect also announced that the Offer commenced on 2 May 2007.

On 3 May 2007 and 5 May 2007, the Independent Board Committee met with the IFA with regard to its work to determine if the Offer was fair from a financial point of view and met with the Company’s Singapore and U.S. counsel with regard to the Offer.

On 7 May 2007, the IFA made a presentation to the Independent Directors with regard to its work to determine whether the Offer was fair from a financial point of view. On 9 May 2007, the IFA delivered to the Independent Directors a final draft of its written opinion and on 10 May 2007, the IFA delivered to the Independent Directors a final executed written opinion.

Between 3 May 2007 and 10 May 2007, the Independent Board Committee met and/or deliberated via teleconference and electronic mail with regard to the Offer. On 10 May 2007, the Independent Board Committee reported its findings to the Independent Directors.

On 10 May 2007, the Independent Directors met to consider the Offer and after careful consideration, including a thorough review of the Offer and the opinion of the IFA and advice from the Company’s other advisers, the Independent Directors recommend the Shareholders to accept the Offer or reject the Offer if a Shareholder takes a long-term view of the Company’s potential and accepts the associated risks, for the reasons set out in Section 8(a) of the Offeree Circular.

On 16 May 2007, two Independent Directors of the Company (Mr Sajjad Ahmad Akhtar and Mr Phey Teck Moh), at the behest of the Independent Board Committee, initiated a meeting with MediaRing Ltd to discuss what MediaRing Ltd’s intentions were with regard to its investment in PacNet, as referred to in its letter of March 2007 described above. At this meeting, attended by Mr Khaw Kheng Joo, CEO, and Ms Chin Yeok Yuen, Group Financial Controller, of MediaRing Ltd, MediaRing Ltd declined to provide any further information with regard to its intentions.

On 7 June 2007, the Offeror filed a Revised Offer Announcement with the SEC, revising its Offer to Purchase dated 2 May 2007.

On 12 June 2007, the IFA made a presentation to the Independent Directors with regard to its work to determine whether the Revised Offer was fair from a financial point of view. On 12 June 2007, the IFA delivered to the Independent Directors a final draft of its written opinion and on 14 June 2007, the IFA delivered to the Independent Directors a final executed written opinion.

Between 7 June 2007 and 11 June 2007, members of the Independent Board Committee discussed via teleconference and electronic mail with regard to the Revised Offer. On 12 June 2007, the Independent Board Committee reported its findings to the Independent Directors.

On 12 June 2007, the Independent Directors met to consider the Revised Offer and after careful consideration, including a thorough review of the Revised Offer and the opinion of the IFA and advice from the Company’s other advisers, the Independent Directors recommend the Shareholders to ACCEPT the Revised Offer for the reasons set out in Section 8(a) above.

On 12 June 2007, Connect announced that, as of 11 June 2007, Connect and parties acting or deemed to be acting in concert with Connect owned, controlled or have agreed to acquire an aggregate of 10,392,962 PacNet shares, representing approximately 75.07 per cent. of issued PacNet Shares and approximately 72.36 per cent. of the maximum potential issued share capital of PacNet. Accordingly, Connect and its concert parties own, have acquired or have received valid acceptances satisfying the Minimum Tender Condition. However, Connect also announced that all other conditions to the Offer have not yet been satisfied or waived and the Offer has not been declared unconditional in all respects and withdrawal of acceptances is permitted until 1:00 am, New York City time, on 22 June 2007, 1:00 pm, Singapore time, on 22 June 2007.

On 13 June 2007 and 14 June 2007, the Independent Directors continued to have discussions via teleconference and electronic mail with regard to the Revised offer.

(c) Certain Calculations Requested by the Independent Board Committee from the IFA

In the course of discharging its duties, the Independent Board Committee asked the IFA to provide certain analysis to the Independent Board Committee with regard to the potential valuation of the Company using a discounted cash flow analysis. The IFA informed the Independent Board Committee that it did not believe that there was sufficient time or sufficient detail in the information provided to do a proper discounted cash flow analysis, but that it could do a rough analysis at the request of and to provide to the Independent Board Committee. The IFA also emphasized to the Independent Board Committee that it would not include, or rely upon, any such analysis in its opinion for such reasons cited to the Independent Board Committee. In connection with this analysis, the Company provided to the IFA certain information about its financial goals and targets for a five-year period to 2010 being the period of the strategic plan which the Company had previously announced in May 2006. This information was aspirational in nature. A summary of such information and related assumptions is set forth in Appendix VI of this Supplemental Circular.

The calculations conducted by the IFA were preliminary in nature and no definitive report was produced by the IFA. The IFA also did not refer to or rely upon, these discounted cash flow computations in the final presentation of its fairness opinion to the Independent Directors. The IFA declined to provide detailed workings of the discounted cash flow calculation. Based on the notes of Company personnel that were present during an earlier presentation by the IFA, the IFA indicated a discounted cashflow valuation range for the Company of approximately US$6 per share to US$18 per share. Given the preliminary nature of the discounted cashflow valuation, the IFA did not disclose the actual variables used by it in arriving at this valuation range, but the Company believes that this valuation range depended on the growth rate, the discount rate and the terminal value assumptions. The Company also notes that it provided provisional first quarter 2007 results to the IFA when the IFA was performing these calculations and the Company understands that KPMG Corporate Finance factored in the provisional first quarter 2007 results in the valuation range.

None of the preliminary discounted cash flow analysis or the assumptions used in the analysis should be considered as an indication of what price the securities of the Company should be or could be achieved or that the assumptions will actually occur. The assumption and the targets the Company has set for itself should not be considered to be or relied on as a profit forecast as they have been prepared for the Company’s internal 5-year planning requirements and have been included in this Supplemental Circular for the sole purpose of complying with US securities laws and hence, the assumptions on which the targets are based are not in compliance with the Code. In particular, the assumptions and the targets of the Company have not been compiled, examined or reported on by the Company’s auditors and financial advisers or prepared or presented in compliance with the Code.

8.1 KPMG Corporate Finance’s Opinion to the Independent Directors on the Revised Offer

The opinion rendered by KPMG Corporate Finance on the Revised Offer is set out in full on pages 15 to 24 of this Supplemental Circular, and an extract of which is reproduced below.

“Shareholders should read the following in conjunction with, and in the context of, the full text of the opinion rendered by KPMG Corporate Finance on the Revised Offer:

3.	In rendering our opinion, we have considered the increased offer price and other market developments since our letter dated 16 May 2007. We have carried out our financial assessment (as provided in Appendix I to Appendix V of this letter) and considered the relative emphasis of each of the factors. Our conclusions in respect of the factors considered are set out below:

(a)	Our updated analysis of liquidity of PacNet Shares vis-à-vis the liquidity of Nasdaq-listed companies which have broadly similar market capitalization to that of PacNet indicates that PacNet Shares are now relatively less liquid than its peers on the basis of a revised reference period, being 12 months prior to 7 June 2007. This analysis is different from our earlier assessment of the Initial Offer where PacNet’s trading data was in line with the trading data for Nasdaq-listed companies with broadly similar market capitalization to that of PacNet. This is explained by two factors: (i) higher market capitalization of PacNet as a result of the Revised Offer; and (ii) lower trading volumes in the most recent period as compared with the higher trading volumes one year back.

We further note that the average daily transacted value of PacNet Shares for the period from 13 January 2007 (one day following the Pre-conditional Announcement Date) to 6 June 2007 (one market day prior to the date of Revised Offer Announcement) decreased significantly by 83.1% compared to the average daily transacted value for the one year period prior to Pre-conditional Offer Announcement Date. Correspondingly, the average daily volume traded decreased by 86.2% for the same reference period.

We observe that there is no analyst covering PacNet and in fact, our updated analysis shows that 5 of the peer group companies have increased analyst coverage since our previous analysis incorporated in our letter dated 16 May 2007 while one has a marginally reduced coverage.

For details, please refer to Appendix I of this letter.

(b)	In reference to our share price analysis, the Revised Offer Price is at an 11.0% premium to the volume-weighted average price (“VWAP”) of PacNet Shares of US$9.91 for the period covering 13 January 2007 to the Latest Computation Date. Furthermore, the Revised Offer Price is at a 1.4% premium over the VWAP of PacNet Shares of US$10.85 as at the Latest Computation Date. The Revised Offer Price is approximately 0.2% higher than the highest intraday traded price of US$10.98 as at the Latest Computation Date.

For details, please refer to Appendix II of this letter.

(c)

Our updated analysis also includes the effect of the Company’s restatement of financial statements for the year ended 31 December 2006 with respect to enterprise value to earnings before interest, tax, depreciation and amortization (“EV/EBITDA”) multiple. For purposes of comparison, we used the Initial Offer Price as a reference in our analysis. Prior to the restatement, we calculated an unadjusted EV/EBITDA multiple of 10.9 times and an adjusted EV/EBITDA multiple of 9.2 times as implied by the Initial Offer Price. With the restatement of financial statements for the year ended 31 December 2006, the unadjusted EV/EBITDA multiple is 10.7 times and the adjusted EV/EBITDA multiple is 9.0 times, as implied by the Initial Offer Price. The restatement has reduced the unadjusted and adjusted EV/EBITDA multiples to the order of 1.8% and 2.2%, respectively.

Table 1: PacNet EV/EBITDA multiples as implied by Initial Offer Price

	EV/T12M EBITDA (1)	EV/T12M EBITDA (2)
Before Restatement	10.9	9.2
After Restatement	10.7	9.0

Note:

(1)	12 month unadjusted EBITDA for the financial year ended 31 December 2006
(2)	12 month EBITDA adjusted for extraordinary items and stock-based compensation expenses for the financial year ended 31 December 2006
Source:	PacNet’s Annual Report 2006 and restated financial statements for the financial year ended 31 December 2006

Our analysis henceforth will be based on the restated financial statements of PacNet for the year ended 31 December 2006 and first quarter financial statements for the three months ended 31 March 2007.

(d)	Based on our Peer Group Analysis, we note that PacNet’s unadjusted EV/EBITDA is 12.8 times and the adjusted EV/EBITDA is 10.7 times, as implied by the Revised Offer Price. We also note that PacNet’s adjusted EV/EBITDA is at a discount of 10.8% to the median adjusted EV/EBITDA multiple of all IP-based CSPs which is 12.0 times. PacNet’s unadjusted EV/EBITDA multiple is at a 9.4% premium to the median unadjusted EV/EBITDA multiple of all IP-based CSPs. However, the adjusted EV/EBITDA multiple for IP-based CSPs with market capitalization of under US$250 million has a median of 7.3 times. PacNet’s adjusted EV/EBITDA multiple is at a premium of 46.5% to the median adjusted EV/EBITDA multiple of IP-based CSPs with market capitalization under US$250 million.

We also observe that while PacNet’s implied adjusted EV/EBITDA multiple based on the Revised Offer Price remains lower than the median adjusted EV/EBITDA multiple of US IP-based CSPs and European IP-based CSPs, our updated analysis shows that PacNet’s implied adjusted EV/EBITDA multiple of 10.7 times is at a premium of 3.9% to the median adjusted EV/EBITDA multiple of the Rest of the World IP-based CSPs which is at 10.3 times. The change in the median adjusted EV/EBITDA for Rest of the World IP-based CSPs from 8.2 times from the Initial Offer to 10.3 times for the Revised Offer is largely due to the increase in market capitalization and the incorporation of the latest announced financial results of most of the Comparable Companies.

For details, please refer to Appendix III of this letter.

(e)	We note that PacNet’s implied unadjusted EV/EBITDA multiple of 12.8 times is at a discount of approximately 19.0% to the median unadjusted EV/EBITDA multiple of IP-based CSPs Comparable Transactions. We note that the implied unadjusted EV/EBITDA multiple discount has decreased from 31.0% as calculated in our analysis of the Initial Offer.

For details, please refer to Appendix IV of this letter.

(f)	Our updated analysis on PacNet’s tender offer premium for different observation period up to 9 months preceding the Pre-conditional Offer Announcement Date are generally lower than the mean and median offer premia for Nasdaq-listed entities. We believe that this is due to the fact that during this period PacNet has received two offers from MediaRing Ltd. which has kept PacNet’s share price at or near the respective offer levels. When the tender offer premium is compared to observation periods beyond 9 months (e.g. from 12 months to 30 months), the implied tender offer premium of the Revised Offer Price is higher compared to the median offer premia for Nasdaq-listed entities.

For details, please refer Appendix V of this letter.

After having carefully considered the information available to us, and based upon the monetary, industry, market economic and other relevant conditions subsisting on 7 June 2007 and based on the factors above, we are of the opinion that, from a financial point of view, the financial terms of the Revised Offer are fair.

In rendering the above opinion, we have not taken into consideration the specific investment objectives, financial situation, tax position or unique needs and constraints of any individual Shareholder. Accordingly, any individual Shareholder who may require specific advice in relation to his investment portfolio including his investment in the Company should consult his stockbroker, bank manager, solicitor, accountant, tax adviser, or other professional adviser immediately.

This opinion is governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter.”

8.2 Intention of Directors, Executive Officers and Affiliates

Save as disclosed below, the Company has no information, after due inquiry, that any executive officer, Director, affiliate or subsidiary of the Company currently intends to tender or sell under the Revised Offer, the PacNet Shares that are held of record or beneficially owned by such person. In addition, the Company has no information, after due inquiry, that any Director or executive officer currently intends to accept the revised Options Proposal in respect of any Options currently owned by them.

Four of the Company’s executive officers that hold, or are entitled to receive upon the exercise of their Options, an aggregate of 214,880 PacNet Shares representing approximately 1.55 per cent. of issued PacNet Shares as of 12 June 2007 (the “Latest Practicable Date”), have indicated to the Company that they intend to tender their PacNet Shares into the Revised Offer and/or intend to accept the revised Options Proposal.

As set out in Section 2.8 of the Offeree Circular, Connect has, on 12 January 2007, received an irrevocable undertaking from VCL to tender all PacNet Shares held by VCL.

In addition, as set out in Section 5 of this Supplemental Circular, on 6 June 2007, Connect received an irrevocable undertaking from MediaRing Ltd to tender all PacNet Shares held by MediaRing Ltd into the Offer. Please refer to Section 5 of this Supplemental Circular for more details on the irrevocable undertaking from MediaRing Ltd.

Connect has, on 12 June 2007, announced that each of the irrevocable undertakings given by MediaRing Ltd and VCL has been performed and the PacNet Shares subject to such irrevocable undertakings have been tendered into the Offer.

9. Other Matters — Amendments and Additional Information to the Offeree Circular

As announced by the Company on 6 June 2007, in relation to the application of the SEC’s Staff Accounting Bulletin 108 which came into effect for the financial years ended 31 December 2006, PacNet together with E&Y, its independent auditors, reviewed its financial statements for the years 2000 to 2006. Following such review, PacNet has determined that it is appropriate to revise and restate its financial statements for such years so that the results of operations of two companies within the group in which its holds equity interests are consolidated with PacNet’s results.

As a result of the revision and restatement of the financial statements for the years 2000 to 2006 which will be disclosed to Shareholders at a later date, the financial information disclosed in Section 9 of Appendix I (Additional General Information), Appendix II (Audited Financial Statements of the PacNet Group for the Financial Year ended 31 December 2006) and Appendix III (First Quarter Financial Statement Announcement of PacNet for the Three Months ended 31 March 2007) to the Offeree Circular have been revised.

The revision and restatement of Section 9 of Appendix I to the Offeree Circular is set out in Appendix I to this Supplemental Circular.

The restated audited financial statements of the PacNet Group for the financial year ended 31 December 2006 is set out in Appendix II to this Supplemental Circular.

The interim financial information of PacNet for the first quarter and three months ended 31 March 2007 (with restated comparatives) is set out in Appendix III to this Supplemental Circular.

10. General

(a)	KPMG Corporate Finance has given and has not withdrawn its written consent to the issue of this Supplemental Circular with the inclusion of its letters and the references to it and its name in the form and context in which they appear in this Supplemental Circular.

(b)	E&Y has given and has not withdrawn its written consent to the issue of this Supplemental Circular with the inclusion of its letters and the references to it and its name in the form and context in which they appear in this Supplemental Circular.

11. Documents For Inspection

Copies of the following are available for inspection during which the Revised Offer remains open for acceptance:

(a)	the restated audited financial statements of the PacNet Group for FY2006;

(b)	the interim financial information of PacNet for the first quarter and three months ended 31 March 2007 (with restated comparatives);

(c)	the letters of consent referred to in Sections 10(a) and (b) of this Supplemental Circular;

(d)	the letter from KPMG Corporate Finance to the Independent Directors;

(e)	the report from Ernst & Young on the review of interim consolidated financial information for the quarter ended 31 March 2007; and

(f)	the opinion of KPMG Corporate Finance in relation to the interim consolidated financial information for the quarter ended 31 March 2007.

12. Directors’ Responsibility Statement

The Directors (including those who may have delegated detailed supervision of this Supplemental Circular) have taken all reasonable care to ensure that the facts stated and the opinions expressed in this Supplemental Circular (other than the letter from KPMG Corporate Finance to the Independent Directors and the information found in Appendices IV and V of this Supplemental Circular) are fair and accurate and that no material facts have been omitted from this Supplemental Circular, except that Mr Steven Barry Simpson is not responsible for the recommendations of the Independent Directors.

In respect of the letter from KPMG Corporate Finance, the sole responsibility of the Directors has been to ensure that the facts stated therein with respect to the Company are fair and accurate.

The recommendations of the Independent Directors to Shareholders set out in this Supplemental Circular are the sole responsibility of the Independent Directors.

Where information has been extracted from published or otherwise publicly available sources or obtained from the Offeror, the sole responsibility of the Directors for such information has been to ensure that it has been correctly and accurately extracted from these sources, or as the case may be, accurately reflected or reproduced in this Supplemental Circular.

The Directors confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this Supplemental Circular (other than the letter from KPMG Corporate Finance to the Independent Directors and the information found in Appendices IV and V of this Supplemental Circular) have been arrived at after due and careful consideration, except that Mr Steven Barry Simpson is not responsible for the recommendations of the Independent Directors.

The Directors jointly and severally accept full responsibility accordingly.

Yours faithfully

For and on behalf of

The Board of Directors

SAJJAD AHMAD AKHTAR

PACIFIC INTERNET LIMITED

LETTER FROM KPMG CORPORATE FINANCE

TO THE INDEPENDENT DIRECTORS

OF PACIFIC INTERNET LIMITED

The Independent Directors

Pacific Internet Limited

89 Science Park Drive

#01-07 the Rutherford

Singapore 118261

14 June 2007

Dear Sirs,

REVISED OFFER BY CONNECT HOLDINGS LIMITED TO PURCHASE FOR CASH ALL ISSUED SHARES OF PACIFIC INTERNET LIMITED AT US$11.00 NET PER ORDINARY SHARE (THE “REVISED OFFER”)

1.	On 7 June 2007, Connect Holdings Limited (“Connect” or the “Offeror”) announced the revision of the price of its offer to acquire all the issued shares of Pacific Internet Limited (“PacNet” or the “Company”), other than those already owned by Connect, from US$10.00 net in cash per share (the “Initial Offer Price”) to US$11.00 net in cash per share (the “Revised Offer Price”) (the “Revised Offer Announcement”).

The Revised Offer remains subject to the same conditions as the original offer set forth in the Offer to Purchase dated 2 May 2007, including the tender of a sufficient number of shares such that Connect would own (including the shares it currently owns) more than 50% of the issued shares of PacNet as of the final expiration of the Revised Offer (including shares issued or to be issued pursuant to options validly exercised on or before the final expiration date). We recommend that the Independent Directors (as defined below) to advise the Shareholders (as defined below) to carefully read Connect’s Offer to Purchase dated 2 May 2007 (the “Initial Offer”) for the conditions which also apply to the Revised Offer.

2.	This letter sets out, inter alia, our views and evaluation of the financial terms of the Revised Offer and our opinion rendered to the directors of the Company who are independent (the “Independent Directors”) for the purpose of making a recommendation to shareholders of PacNet (each a “Shareholder” and collectively known as the “Shareholders”) as to whether the financial terms of the Revised Offer are fair from a financial point of view. It forms part of the supplemental circular to be issued by the Company to the Shareholders (the “Supplemental Circular”) providing, inter alia, details of the Revised Offer and the recommendations of the Independent Directors thereon. Unless otherwise defined, all terms defined in the offeree circular dated 16 May 2007 (the “Offeree Circular”) and the Supplemental Circular shall have the same meaning herein with the exception to the definition of the Latest Computation Date for the Supplemental Circular being 7 June 2007.

Our opinion as set out in this letter, including the financial assessment of the Revised Offer and the conclusion, is subject to, and shall be read in context with the terms of reference set out in our opinion on the fairness of the Initial Offer from a financial point of view dated 16 May 2007.

We recommend that the Independent Directors advise the Shareholders to carefully read the Letter from KPMG Corporate Finance Pte Ltd to the Independent Directors of Pacific Internet Limited set out in pages 26 to 80 of the Offeree Circular for our complete terms of reference.

Our opinion on the fairness of the Revised Offer from a financial point of view should be considered in the context of the entirety of this letter, the Supplemental Circular and the Offeree Circular.

3.

In rendering our opinion, we have considered the increased offer price and other market developments since our letter dated 16 May 2007. We have carried out our financial assessment (as provided in Appendix I to

Appendix V of this letter) and considered the relative emphasis of each of the factors. Our conclusions in respect of the factors considered are set out below:

(a)	Our updated analysis of liquidity of PacNet Shares vis-à-vis the liquidity of Nasdaq-listed companies which have broadly similar market capitalization to that of PacNet indicates that PacNet Shares are now relatively less liquid than its peers on the basis of a revised reference period, being 12 months prior to 7 June 2007. This analysis is different from our earlier assessment of the Initial Offer where PacNet’s trading data was in line with the trading data for Nasdaq-listed companies with broadly similar market capitalization to that of PacNet. This is explained by two factors: (i) higher market capitalization of PacNet as a result of the Revised Offer; and (ii) lower trading volumes in the most recent period as compared with the higher trading volumes one year back.

We further note that the average daily transacted value of PacNet Shares for the period from 13 January 2007 (one day following the Pre-conditional Announcement Date) to 6 June 2007 (one market day prior to the date of Revised Offer Announcement) decreased significantly by 83.1% compared to the average daily transacted value for the one year period prior to Pre-conditional Offer Announcement Date. Correspondingly, the average daily volume traded decreased by 86.2% for the same reference period.

We observe that there is no analyst covering PacNet and in fact, our updated analysis shows that 5 of the peer group companies have increased analyst coverage since our previous analysis incorporated in our letter dated 16 May 2007 while one has a marginally reduced coverage.

For details, please refer to Appendix I of this letter.

(b)	In reference to our share price analysis, the Revised Offer Price is at an 11.0% premium to the volume-weighted average price (“VWAP”) of PacNet Shares of US$9.91 for the period covering 13 January 2007 to the Latest Computation Date. Furthermore, the Revised Offer Price is at a 1.4% premium over the VWAP of PacNet Shares of US$10.85 as at the Latest Computation Date. The Revised Offer Price is approximately 0.2% higher than the highest intraday traded price of US$10.98 as at the Latest Computation Date.

For details, please refer to Appendix II of this letter.

(c)	Our updated analysis also includes the effect of the Company’s restatement of financial statements for the year ended 31 December 2006 with respect to enterprise value to earnings before interest, tax, depreciation and amortization (“EV/EBITDA”) multiple. For purposes of comparison, we used the Initial Offer Price as a reference in our analysis. Prior to the restatement, we calculated an unadjusted EV/EBITDA multiple of 10.9 times and an adjusted EV/EBITDA multiple of 9.2 times as implied by the Initial Offer Price. With the restatement of financial statements for the year ended 31 December 2006, the unadjusted EV/EBITDA multiple is 10.7 times and the adjusted EV/EBITDA multiple is 9.0 times, as implied by the Initial Offer Price. The restatement has reduced the unadjusted and adjusted EV/EBITDA multiples to the order of 1.8% and 2.2%, respectively.

Table 1: PacNet EV/EBITDA multiples as implied by Initial Offer Price

	EV/T12M EBITDA (1)	EV/T12M EBITDA (2)
Before Restatement	10.9	9.2
After Restatement	10.7	9.0

Note:

(1)	12 month unadjusted EBITDA for the financial year ended 31 December 2006
(2)	12 month EBITDA adjusted for extraordinary items and stock-based compensation expenses for the financial year ended 31 December 2006
Source:	PacNet’s Annual Report 2006 and restated financial statements for the financial year ended 31 December 2006

Our analysis henceforth will be based on the restated financial statements of PacNet for the year ended 31 December 2006 and first quarter financial statements for the three months ended 31 March 2007.

(d)	Based on our Peer Group Analysis, we note that PacNet’s unadjusted EV/EBITDA is 12.8 times and the adjusted EV/EBITDA is 10.7 times, as implied by the Revised Offer Price. We also note that PacNet’s adjusted EV/EBITDA is at a discount of 10.8% to the median adjusted EV/EBITDA multiple of all IP-based CSPs which is 12.0 times. PacNet’s unadjusted EV/EBITDA multiple is at a 9.4% premium to the median unadjusted EV/EBITDA multiple of all IP-based CSPs. However, the adjusted EV/EBITDA multiple for IP-based CSPs with market capitalization of under US$250 million has a median of 7.3 times. PacNet’s adjusted EV/EBITDA multiple is at a premium of 46.5% to the median adjusted EV/EBITDA multiple of IP-based CSPs with market capitalization under US$250 million.

We also observe that while PacNet’s implied adjusted EV/EBITDA multiple based on the Revised Offer Price remains lower than the median adjusted EV/EBITDA multiple of US IP-based CSPs and European IP-based CSPs, our updated analysis shows that PacNet’s implied adjusted EV/EBITDA multiple of 10.7 times is at a premium of 3.9% to the median adjusted EV/EBITDA multiple of the Rest of the World IP-based CSPs which is at 10.3 times. The change in the median adjusted EV/EBITDA for Rest of the World IP-based CSPs from 8.2 times from the Initial Offer to 10.3 times for the Revised Offer is largely due to the increase in market capitalization and the incorporation of the latest announced financial results of most of the Comparable Companies.

For details, please refer to Appendix III of this letter.

(e)	We note that PacNet’s implied unadjusted EV/EBITDA multiple of 12.8 times is at a discount of approximately 19.0% to the median unadjusted EV/EBITDA multiple of IP-based CSPs Comparable Transactions. We note that the implied unadjusted EV/EBITDA multiple discount has decreased from 31.0% as calculated in our analysis of the Initial Offer.

For details, please refer to Appendix IV of this letter.

(f)	Our updated analysis on PacNet’s tender offer premium for different observation period up to 9 months preceding the Pre-conditional Offer Announcement Date are generally lower than the mean and median offer premia for Nasdaq-listed entities. We believe that this is due to the fact that during this period PacNet has received two offers from MediaRing Ltd. which has kept PacNet’s share price at or near the respective offer levels. When the tender offer premium is compared to observation periods beyond 9 months (e.g. from 12 months to 30 months), the implied tender offer premium of the Revised Offer Price is higher compared to the median offer premia for Nasdaq-listed entities.

For details, please refer Appendix V of this letter.

After having carefully considered the information available to us, and based upon the monetary, industry, market economic and other relevant conditions subsisting on 7 June 2007 and based on the factors above, we are of the opinion that, from a financial point of view, the financial terms of the Revised Offer are fair.

In rendering the above opinion, we have not taken into consideration the specific investment objectives, financial situation, tax position or unique needs and constraints of any individual Shareholder. Accordingly, any individual Shareholder who may require specific advice in relation to his investment portfolio including his investment in the Company should consult his stockbroker, bank manager, solicitor, accountant, tax adviser, or other professional adviser immediately.

This opinion is governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter.

Yours faithfully

For and on behalf of

KPMG Corporate Finance Pte Ltd

Vishal Sharma Executive Director	Ma. Rowena Reyes Associate Director

Appendix I: Liquidity / Broker Research Coverage Analysis

Table 2: Liquidity of PacNet Shares relative to Nasdaq-listed companies

	Median of Avg Daily Value as a % of Mkt Capitalisation		Median of Avg Daily Volume as a % of Shares Outstanding
	12 months to 16 May 07	12 months to 7 Jun 07	12 months to 16 May 07	12 months to 7 Jun 07
10 most highly traded stocks on the Nasdaq	1.02%	1.07%	1.12%	1.11%
Nasdaq listed entites of comparable market capitalization (1)	0.27%	0.31%	0.26%	0.35%
PacNet (2)	0.30%	0.24%	0.32%	0.28%
PacNet (3)	0.25%	0.19%	0.27%	0.22%

Note:

(1)	Companies have been selected on the basis of a market capitalization of between US$146m and S$155m and current listing status on the Nasdaq
(2)	Includes share purchases by Connect
(3)	Excludes share purchases by Connect

Source: Capital IQ

Table 3: Liquidity of PacNet Shares measured in absolute terms

Reference Period	Average Daily Transacted Value	Average Daily Volume Traded
	(US$’000)	(’000s)
12 Jan 06 to 11 Jan 07 (1)(2)	761.1	95.1
13 Jan 07 to 6 Jun 07 (3)	128.4	13.1

Note:

(1)	Excludes share purchases by Connect
(2)	Period of 1 year prior to Pre-conditional Offer Announcement Date
(3)	Post Pre-conditional Offer Announcement Date to one market day prior to announcement of the Revised Offer

Source: Bloomberg and Capital IQ

Table 4: Broker Research Coverage Analysis

	Number of Analysts Following
Company Name	16-May-07	07-Jun-07	+/(-)
Broadnet AG	2	2	–
Cbeyond Inc.	10	11	1
Covad Communications Group Inc.	8	8	–
CS Loxinfo PCL	7	7	–
eAccess Ltd	11	11	–
EarthLink Inc.	11	11	–
iiNet Ltd	6	6	–
Iliad SA	21	20	(1)
Internet Initiative Japan Inc.	5	5	–
Nifty Corporation	1	1	–
PAETEC Holding Corporation	3	5	2
SAVVIS Inc.	10	11	1
Sify Ltd	3	3	–
So-Net Entertainment Corporation	3	4	1
Tiscali SpA	15	15	–
United Internet AG	24	24	–
United Online Inc.	4	5	1

PacNet	0	0	–

Source: Bloomberg

Appendix II: Share Price Analysis

Chart 1: PacNet Share Price and Value Traded since Pre-conditional Offer Announcement Date

Table 5: Offer Premium / (Discount) Statistics

Pre-conditional Offer Announcement Date Revised Offer Announcement Date	12-Jan-07 7-Jun-07	US$ US$	10.00 11.00

Reference Period	Date	VWAP		Revised Offer Price Premium / (Discount) to VWAP
Post Pre-conditional Offer Announcement
Latest Computation Date	7-Jun-07		10.85	1.4%
Post Pre-conditional Offer Announcement period	13-Jan-07 to 7-Jun-07		9.91	11.0%

Prior to the Pre-conditional Offer Announcement Date
1 market day prior to the Pre-conditional Offer Announcement Date	11-Jan-07		9.10	20.8%
5 market days prior to the Pre-conditional Offer Announcement Date	05-Jan-07		8.92	23.3%
1 month prior to Pre-conditional Offer Announcement Date	12-Dec-06		8.62	27.6%
3 months prior to Pre-conditional Offer Announcement Date	12-Oct-06		9.28	18.6%
6 months prior to Pre-conditional Offer Announcement Date	12-Jul-06		9.46	16.3%
9 months prior to Pre-conditional Offer Announcement Date	12-Apr-06		9.03	21.8%
12 months prior to Pre-conditional Offer Announcement Date	12-Jan-06		8.12	35.4%
18 months prior to Pre-conditional Offer Announcement Date	12-Jul-05		7.76	41.8%
24 months prior to Pre-conditional Offer Announcement Date	12-Jan-05		7.49	46.8%
30 months prior to Pre-conditional Offer Announcement Date	12-Jul-04		7.42	48.3%

Source: Bloomberg

Appendix III: Peer Group Analysis

Table 6: Comparable Companies

Company Name	Country	Market Capitalization (US$m)	EV/T12M EBITDA(1)		EV/T12M EBITDA(2)
iiNET Ltd	Australia	222.0	neg		10.9
Iliad SA	France	5307.5	12.1		12.0
Broadnet AG	Germany	122.8	11.8		11.8
United Internet AG	Germany	4717.1	14.2		14.1
Tiscali SpA	Italy	1348.2	11.5		11.5
eAccess Ltd	Japan	909.3	3.5		3.5
Internet Initiative Japan Inc	Japan	714.8	10.3		10.3
NIFTY Corp	Japan	216.4	4.0		3.7
So-net Entertainment Corp	Japan	783.2	22.8		22.8
CS Loxinfo PCL	Thailand	75.9	2.5		2.5
Cbeyond, Inc.	United States	1032.8	26.3		22.4
Covad Communications Group Inc.	United States	258.4	10.9		19.2
EarthLink Inc.	United States	931.1	22.0		15.9
PAETEC Holding Corp.	United States	1019.8	23.7		17.1
SAVVIS Inc.	United States	2557.7	11.5		19.8
Sify Ltd.	United States	356.4	25.9		26.2
United Online Inc.	United States	1107.1	8.4		6.5

	Minimum		2.5		2.5
	Mean		13.8		13.5
	Median		11.7		12.0
	Maximum		26.3		26.2

Median for Companies with Mkt Cap below US$250m		169.6	4.0		7.3
PacNet (implied by the Revised Offer Price)		152.2	12.8	(3)	10.7	(4)

Note:

(1)	Trailing 12 month EBITDA unadjusted
(2)	Trailing 12 month EBITDA adjusted for extraordinary items and stock based compensation expenses
(3)	Based on unadjusted trailing 12 month restated EBITDA of US$8.8m
(4)	Based on trailing 12 month restated EBITDA of US$10.5m which has been adjusted for non-recurring expenses

Source: Bloomberg and Capital IQ

Table 7: Median Adjusted EV/EBITDA of IP-based CSPs by Geographical Segment

Region	EV/T12M EBITDA as at 16-May-07	EV/T12M EBITDA as at 7-Jun-07
US IP-based CSPs	20.6	18.2
European IP-based CSPs	12.8	11.9
Rest of the World IP-based CSPs	8.2	10.3

PacNet (implied by the Revised Offer Price)	9.0	10.7

Source: Bloomberg and Capital IQ

Appendix IV: Comparable Transaction Analysis

Table 8: Comparable Transactions for IP-based CSPs

Date	Target/Issuer	Buyers/Investors	Implied Enterprise Value		Implied EV/EBITDA
02-Mar-07	freenet.de AG	MobilCom AG	US$	1251.3	23.7
28-Feb-07	US LEC Corp.	PAETEC Holding Corp.	US$	824.3	13.3
31-Dec-06	Broadnet AG	QSC AG	US$	96.3	15.8
06-Oct-06	Saunalahti Group Oyj	Elisa Oyj	US$	459.2	38.1
24-Jul-06	TelCove, Inc	Level 3 Communications Inc.	US$	1214.0	9.3
15-Jun-06	Demon Netherlands	Royal KPN NV	US$	88.3	20.2
01-Mar-06	Legend Communications PLC	Thus Group PLC	US$	23.6	5.3
06-Jan-06	easynet Group PLC	Sky Broadband Services Ltd	US$	415.4	26.5
10-Nov-05	Sify Ltd (1)	Infinity Capital Ventures LP	US$	173.3	521.9
09-Nov-05	Enventis Telecom, Inc	Hickory Tech Corp.	US$	36.9	6.5
18-Oct-05	Freedom to Surf PLC	Pipex Communications plc		£10.0	24.2
15-Jul-05	Terra Networks SA (1)	Telefonica SA	US$	1353.2	46.6
01-Jul-05	Call-Net Enterprises Inc	Rogers Communications Inc	US$	412.4	4.5
18-Mar-05	Liberty to Surf Group, SA	Telecom Italia SpA	US$	254.4	33.0
22-Jan-05	ENV International N.V.	France Telecom	US$	1204.4	8.7

		Minimum			4.5
		Mean			17.6
		Median			15.8
		Maximum			38.1

Median for companies with Implied Enterprise Value below US$250m					15.8
PacNet (implied by Revised Offer Price)					12.8

03-Jul-06	Pacific Internet Ltd (Revised Offer)	MediaRing Ltd	S$	91.9	8.4
26-May-06	Pacific Internet Ltd (Initial Offer)	MediaRing Ltd	S$	75.3	6.8

Note:

(1)	Sify Ltd and Terra Networks SA have not been included in the calculation of Minimum, Mean, Median and Maximum as their Implied EV/EBITDA multiples have been considered as outliers.

Source: Thomson One Banker, Capital IQ and SDC Platinum

Appendix V: Precedent Tender Offer Analysis

Table 8: Precedent Tender Offers

				Premium / (discount) compared to the VWAP prior to the announcement date
Date Announced	Target	Acquirer	Offer Price	6-mth %	9-mth %	12-mth %	18-mth %	24-mth %	30-mth %
6-Apr-07	Roadhouse Grill Inc	Duffys Holdings Inc	0.5	295.1	256.1	249.4	29.0	40.3	62.9
2-Apr-07	Global Imaging Systems Inc	Xerox Corp	29.0	41.4	39.8	41.4	46.3	52.9	54.4
15-Mar-07	WebEx Communications Inc	Cisco Systems Inc	57.0	43.6	49.8	54.4	73.3	82.4	93.7
9-Mar-07	Sunterra Corp	Diamond Resorts LLC	16.0	37.8	55.7	48.7	40.3	28.5	26.9
5-Mar-07	SafeNet Inc	Investor Group	28.8	27.7	43.2	41.4	19.2	10.1	6.0
1-Mar-07	Dendrite International Inc	Cegedim SA	16.0	46.0	53.2	25.7	23.0	19.0	15.1
28-Feb-07	Hyperion Solutions Corp	Oracle Corp	52.0	37.4	49.2	52.5	54.7	61.2	66.2
28-Feb-07	Steel Technologies Inc	Mitsui & Co(USA)Inc	30.0	59.8	57.3	47.5	34.8	36.0	28.5
20-Feb-07	TB Woods Corp	Altra Holdings Inc	24.8	65.0	83.7	89.3	110.3	128.6	136.6
20-Feb-07	New River Pharmaceuticals Inc	Shire PLC	64.0	46.1	58.7	62.2	75.9	80.2	90.2
19-Feb-07	LESCO Inc	Deere & Co	14.5	68.2	65.3	46.8	33.6	28.4	26.7
13-Feb-07	Corillian Corp	CheckFree Corp	5.2	61.0	65.6	56.8	64.5	62.5	45.3
12-Feb-07	Witness Systems Inc	Verint Systems Inc	27.5	54.7	56.3	47.3	44.1	46.1	50.2
12-Feb-07	Hydril Co LP	Tenaris SA	97.0	44.5	42.1	38.3	39.7	45.0	55.0
9-Feb-07	Mikron Infrared Inc	Red Acquisition Corp	11.5	-22.4	-18.0	-16.8	-14.1	-4.7	4.0
7-Feb-07	SpectraLink Corp	Polycom Inc	11.8	34.3	31.9	21.3	7.8	4.3	0.1
5-Feb-07	Longview Fibre Co	Brookfield Asset Mgmt Inc	24.8	18.2	15.1	10.7	13.7	15.9	20.2
29-Jan-07	Molecular Devices Corp	MDS Inc	35.5	65.9	45.0	32.8	36.2	35.5	41.8
29-Jan-07	Altiris Inc	Symantec Corp	33.0	45.6	58.4	59.9	70.2	67.8	54.0
19-Jan-07	Whittier Energy Corp	Sterling Energy PLC	11.0	36.2	36.8	34.4	33.0	32.9	33.8
15-Jan-07	USI Holdings Corp	GS Capital Partners LP	17.0	17.6	19.0	18.1	22.1	27.1	31.9
12-Jan-07	ZEVEX International Inc	Moog Inc	13.0	3.0	5.7	23.1	26.0	27.0	30.6
5-Jan-07	IntraLase Corp	Advanced Medical Optics Inc	25.0	31.2	30.2	30.1	36.0	36.4	n.a.
29-Dec-06	Carreker Corp	CheckFree Corp	8.1	15.3	25.0	27.4	14.8	17.9	20.1
27-Dec-06	Cadmus Communications Corp	Cenveo Inc	24.8	50.4	46.1	41.3	36.4	44.2	48.4
26-Dec-06	CPAC Inc	Buckingham Capital Partners LP	8.7	33.2	38.3	40.8	44.8	47.4	48.7
21-Dec-06	Praecis Pharmaceuticals Inc	GlaxoSmithKline PLC	5.0	121.7	48.0	27.7	43.3	18.9	-10.1
21-Dec-06	Tut Systems Inc	Motorola Inc	1.2	-2.7	-28.0	-37.1	-40.9	-53.8	-56.2
20-Dec-06	Digitas Inc	Publicis Groupe SA	13.5	39.8	28.2	21.1	20.4	22.6	28.5
20-Dec-06	Horizon Health Corp	Psychiatric Solutions Inc	20.0	34.5	19.1	14.5	6.2	5.2	6.0
18-Dec-06	Farrel Corp	Investor Group	2.8	101.0	127.4	181.2	185.9	175.3	171.2

				Premium / (discount) compared to the VWAP prior to the announcement date
Date Announced	Target	Acquirer	Offer Price	6-mth %	9-mth %	12-mth %	18-mth %	24-mth %	30-mth %
10-Dec-06	At Road Inc	Trimble Navigation Ltd	5.0	-9.9	-9.0	-6.5	-0.1	1.5	0.8
6-Dec-06	DocuCorp International Inc	Skywire Software	10.0	30.0	27.2	33.2	36.2	32.1	32.1
5-Dec-06	Direct General Corp	Elara Holdings Inc	21.3	45.3	37.2	34.6	27.3	15.8	5.8
29-Nov-06	Digital Insight Corp	Intuit Inc	39.0	37.9	27.8	23.6	31.5	43.4	58.5
20-Nov-06	Netsmart Technologies Inc	Investor Group	16.5	21.7	21.5	22.5	27.8	37.0	51.5
16-Nov-06	Conor Medsystems Inc	Johnson & Johnson Inc	33.5	32.0	30.6	34.1	44.1	n.a.	n.a.
15-Nov-06	Embrex Inc	Pfizer Animal Health	17.0	61.6	53.6	47.9	45.6	44.0	41.1
13-Nov-06	Golf Galaxy Inc	Dicks Sporting Goods Inc	18.8	28.9	17.2	15.2	n.a.	n.a.	n.a.
6-Nov-06	Per-Se Technologies Inc	McKesson Corp	28.0	16.9	14.6	14.3	20.4	26.0	34.4
6-Nov-06	PortalPlayer Inc	NVIDIA Corp	13.5	22.7	-11.9	-28.0	-33.5	n.a.	n.a.
6-Nov-06	Swift Transportation Co Inc	Investor Group	31.6	17.5	18.1	23.0	29.6	32.7	39.5
5-Nov-06	Traffic.com Inc	NAVTEQ Corp	8.0	64.9	29.2	n.a.	na.a	n.a.	n.a.
5-Nov-06	Kos Pharmaceuticals	Abbott Laboratories	78.0	75.9	72.7	62.1	47.3	57.3	63.2
2-Nov-06	Stellent Inc	Oracle Corp	13.5	29.6	23.8	25.8	35.1	41.0	46.2
2-Nov-06	Mid-State Bk,Arroya Grande,CA	Rabobank	37.0	33.4	32.0	32.1	32.3	33.1	36.7
30-Oct-06	Sirna Therapeutics Inc	Merck & Co Inc	13.0	126.8	112.1	126.8	118.1	112.0	88.2
28-Oct-06	American Power Conversion	Schneider Electric SA	31.0	54.4	52.4	51.3	39.4	40.6	48.7
26-Oct-06	Kanbay International Inc	Capgemini SA	29.0	61.3	67.4	70.9	62.9	51.1	n.a.
10-Oct-06	First Fed Banc of the SW,NM	Washington Federal Inc	24.1	55.1	55.9	56.1	n.a.	n.a.	n.a.
9-Oct-06	Mercantile Bankshares Corp,MD	PNC Finl Svcs Grp Inc,PA	44.9	23.0	21.4	20.5	22.6	24.7	28.9
20-Sep-06	Vitria Technology Inc	Investor Group	2.8	-1.0	-0.5	-0.6	-6.7	-13.5	-13.5
17-Sep-06	Northern Empire Bancshares,CA	Sterling Financial Corp,WA	28.0	17.8	17.9	17.8	7.5	13.7	15.7
17-Sep-06	Commonwealth Telephone Entrp	Citizens Communications Co	31.3	20.3	-6.9	-8.4	-18.6	-22.6	-23.5
12-Sep-06	Vernon Bank Corp	Oneida Financial Corp,NY	54.0	63.1	62.2	61.7	61.6	61.4	60.9

		Minimum	0.5	-22.4	-28.0	-37.1	-40.9	-53.8	-56.2
		Mean	24.7	45.1	41.3	40.0	35.8	37.4	38.5
		Median	21.3	37.8	37.2	33.6	34.2	34.3	35.5
		Maximum	97.0	295.1	256.1	249.4	185.9	175.3	171.2

12-Jan-07	Pacific Internet Limited	Connect Holdings Ltd	11.00	16.3	21.8	35.4	41.8	46.8	48.3

Source: Thomson SDC Deals and Bloomberg

APPENDIX I

REVISION AND RESTATEMENT OF SECTION 9 OF APPENDIX I TO THE OFFEREE CIRCULAR

Section 9 (pages 98 to 109) of Appendix I to the Offeree Circular is hereby revised and restated by deleting the section in its entirety and replacing with the following:

9. FINANCIAL INFORMATION

(a) Financial Information of PacNet Group

A summary of the audited consolidated income statement of PacNet Group for the past three financial years ended 31 December 2006 and the unaudited consolidated income statement for the three months ended 31 March 2007 are set out below. The following summary financial information should be read together with the audited financial statements and announced interim results for the relevant financial periods and related notes thereto:

Profit and loss account:

	Audited 31 Dec			Unaudited 3 months ended
	2006 Restated	2005 Restated	2004 Restated	31 Mar 2007	31 Mar 2006 Restated
	S$’000	S$’000	S$’000	S$’000	S$’000
Revenues
Dial-up access	20,301	29,247	38,708	3,889	5,723
Broadband access	85,967	84,663	80,104	21,662	21,094
Leased line access	31,910	23,805	21,071	9,708	6,967
Value-added services	41,712	25,749	18,548	11,311	9,871
Commission revenue	8,936	6,122	6,537	2,164	1,818
Other	3,315	3,541	5,250	815	946

	192,141	173,127	170,218	49,549	46,419
Cost of sales	97,725	82,337	76,458	26,181	23,031

Gross profit	94,416	90,790	93,760	23,368	23,388

Other operating costs and expenses
Selling, general and administrative expenses	79,573	70,754	71,443	19,717	18,812
Depreciation and Amortization of intangible assets	8,377	8,505	9,407	2,052	1,971
Allowance for doubtful accounts receivable	675	1,523	1,510	59	237

Total Other operating costs and expenses	88,625	80,782	82,360	21,828	21,020

Operating income	5,791	10,008	11,400	1,540	2,368

Other income (expense)
Net Interest income	1,828	1,170	444	481	465
Foreign exchange gain (loss)	63	(176)	(490)	321	(226)
Gain on disposal of quoted investment	1	—	—	—	—
Equity in gain of unconsolidated affiliates	797	483	611	338	360
Others	377	1,888	834	601	124

Total other income	3,066	3,365	1,399	1,741	723

Income before income taxes and minority interest	8,857	13,373	12,799	3,281	3,091
Provision for income taxes	(2,775)	(2,083)	(3,143)	(657)	(625)

	6,082	11,290	9,656	2,624	2,466
Minority interest	(175)	(342)	(97)	(47)	(28)
Cumulative effect adjustment—net of tax	—	(4)	—	—	—

Net income before extraordinary item	5,907	10,944	9,559	2,577	2,438
Extraordinary item—net of tax of S$mil	20	—	743	—	20

	5,927	10,944	10,302	2,577	2,458

Net income per share:
Basic	$0.43	$0.82	$0.78	$0.19	$0.18

Diluted (1)	$0.42	$0.82	$0.77	$0.18	$0.18

Weighted average number of ordinary shares outstanding:
Basic	13,607,184	13,339,896	13,238,793	13,829,003	13,451,416

Diluted (1)	14,070,055	13,384,706	13,429,615	14,227,161	13,830,430

Notes:

(1)	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.

The following table summarises the audited balance sheet of PacNet Group as at 31 December 2005 and 31 December 2006:

Balance Sheet:

	As at 31 Dec
	2006 Restated	2005 Restated
	$’000	$’000
Current assets:
Cash and cash equivalents	57,821	58,518
Fixed deposits with financial institutions	2,412	1,438
Accounts receivable, net	38,333	28,451
Receivables from related parties	374	2,055
Inventories	503	400
Prepaid expenses and other current assets	5,390	7,124
Deferred income taxes	1,566	1,828

Total current assets	106,399	99,814

Non-current assets:
Investments in unconsolidated subsidiary and affiliates	2	2
Long term investments	37	46
Fixed assets—net	19,007	19,150
Intangible assets	4,700	4,390
Goodwill	31,971	32,138
Long term receivables and loan receivable from unconsolidated affiliates	3,194	2,490
Deposits and other assets	327	380
Deferred income taxes	402	676

Total non-current assets	59,640	59,272

Total assets	166,039	159,086

Current liabilities:
Bank borrowings	20	2,460
Accounts payable	16,279	11,459
Payables to related parties	15	905
Accrued expenses and other liabilities	26,649	30,641
Deferred income	7,727	7,384
Current portion of capital lease obligations	196	317
Income tax payable	3,660	3,892

Total current liabilities	54,546	57,058

Non-current liabilities:
Capital lease obligations, less current portion	102	297
Deferred income taxes	2,035	1,765

Total non-current liabilities	2,137	2,062

Minority interest	588	1,820

Shareholders’ equity

Ordinary shares, issued and outstanding 13,794,480 and 13,412,247 shares at December 31, 2006 and 2005, respectively	114,143	26,824
Additional paid-in capital	16,093	97,939
Accumulated other comprehensive income	(297)	481
Accumulated deficit	(21,171)	(27,098)
Deferred compensation	—	—

Total shareholders’ equity	108,768	98,146

Total liabilities and shareholders’ equity	166,039	159,086

Extracts of the restated audited financial statements of the PacNet Group for the financial year ended 31 December 2006 and the restated first quarter financial statement announcement of PacNet for the three months ended 31 March 2007 are set out in Appendix II and Appendix III of this Supplemental Circular, respectively.

(b) Review of past performance of PacNet

A review of PacNet’s financial performance and position for the last three years ended 31 December 2006 and for the three months ended 31 March 2007 based on the annual reports and the announcement of the unaudited results of the Company and the restated audited financial statements of the PacNet Group for the last three years ended 31 December 2006 and the three months ended 31 March 2007, is set out below.

FY2004 versus FY2003

Net Revenues

Net revenue for the year increased to S$170.2 million (US$104.3 million) compared to last year. This was mainly contributed by the increase in broadband and value added services.

Dial-up Access. Dial-up revenue for the year was S$38.7 million (US$23.7 million), accounting for 22.7% of total revenues, down from 28.5% one year ago at S$47.8 million (US$28.1 million). The Group ended the year with 388,960 dial-up subscribers, a 3.0% improvement from a year ago. As noted in the past trends, the Group’s more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband. The increase in the subscribers in the Philippines was largely from the lower priced prepaid service compared to the traditional post paid dial-up services.

Broadband Access. Broadband revenue for the year rose 19.7% to S$80.1 million (US$49.1 million) compared to last year. As of 31 December 2004, the Group had 66,830 broadband subscribers, a growth of 15.2% over the previous year. The strong growth in broadband revenue was principally driven by the increase in corporate broadband subscribers in Singapore, Hong Kong and Australia.

For the year ended 31 December 2004, PacNet Australia’s broadband revenue increased 48.6% whilst subscriber base increased almost double to 17,160. For the same period, PacNet Singapore improved its broadband revenue by 13.3% to S$33.7 million (US$20.6 million). PacNet Hong Kong also recorded a healthy broadband revenue growth of 7.2% for the year compared to last year. The increase in broadband revenue from the growth in subscriber base was partially offset by reduction brought about by decreasing broadband ARPU. In terms of revenue mix, broadband revenue contributed 47.1% of the Group’s revenue for the year, an increase from a 39.9% contribution in 2003. Moving forward, PacNet expects broadband to continue to be the key revenue driver.

Leased Lines. Leased line revenue for the year was S$21.1 million (US$12.9 million), representing a decline of 8.9% when compared to last year. The reduction in consolidated subscriber base was a result of the small-and-medium businesses are turning to more affordable corporate broadband alternatives. In summary, revenues declined largely due to migration from existing leased line to more affordable alternatives and erosion of ARPU.

Value-Added Services (“VAS”). The Group currently provides a variety of VAS. This includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services etc. VAS revenue grew to S$18.5 million (US$11.3 million) this year, representing an increase of 15.2% year-on-year.

Commission revenues. Commission revenues relate to travel commission generated by the Group’s travel arm—Safe2Travel, which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies

EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. For this year, Safe2Travel earned total commission revenue of S$6.5 million (US$4.0 million), representing 5.0% of its gross ticket sales of S$130.7 million (US$80.1 million). Although the commission revenues are recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group’s balance sheet relative to its revenues and cost of sales. As of 31 December 2004, Safe2Travel’s gross accounts receivable and accounts payables were S$10.3 million (US$6.3 million) and S$3.3 million (US$2.0 million), respectively. Commission revenues for 2004 decreased by 4.0% compared to 2003 mainly due to intense competition faced by the travel industry.

Other revenues. Other revenues include interconnect revenue, e-services revenue, online gaming revenue and system integration revenues. For the year, other revenues decreased by 26.6%, compared to one year ago. This was largely due to a reduction in PacNet Singapore’s interconnect revenue and reduction in e-services revenue. The reduction in interconnect revenue was due to the expiry of the interconnect contract between PacNet Singapore and SingTel in September 2003.

Cost of Sales and Gross Profit

The Group’s cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group’s modem pool. When compared to last year, cost of sales for the year increased 3.0% and gross margin for the year declined slightly from 55.8% to 55.1%. The reduction was mainly due to competitive pricing pressure.

Operating Expenses

Staff Costs. Staff costs for the year was flat as compared to the previous year. The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies APB 25 and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees.

For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model. Stock options granted under the 4th tranche of PacNet Share Option Plan issued after 18 January 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No.25 and FASB interpretation No.44, Issue 31 (“EITF 00-23 Issue 31”). As of 31 December 2004, there are 87,500 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. The total compensation cost for the 4th tranche stock options for the year was S$0.2 million (US$0.1 million) as compared to S$2.1 million (US$1.3 million) last year. The total stock-based compensation cost recognized by the Group for the year was S$0.8 million (US$0.5 million) compared to S$2.4 million (US$1.5 million) last year. Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 29.0% and 28.3% for this year and last year respectively. The Group’s staff strength including the unconsolidated affiliates as at year-end was 1,119 compared to 1,122 one year ago.

Sales and Marketing Expenses. Sales and marketing expenses for the year was S$5.5 million (US$3.4 million). For the year, sales and marketing expenses showed a decrease of 8.1% compared to last year. This decline is a result of on-going efforts to achieve revenue growth without proportionate increase in sales and marketing expenses.

Other General and Administrative Expenses (“Other G&A”). Other G&A consists mainly of traveling expenses, office expenses and professional and consultancy fees. For the year, other G&A accounted for 9.2% of net revenues, compared to 9.7% one year ago. The Group will continue to monitor this closely to ensure that increase is in line with business growth.

Depreciation and Amortization. Depreciation and amortization decreased 15.3% for the year ended 31 December 2004 compared to last year. The reduction is due to lower depreciation charges.

Allowance for Doubtful Accounts Receivable. For the year ended 31 December 2004, allowance for doubtful accounts receivable decreased 27.4% compared to last year, a result of more effective credit management.

Other Income / (Expenses)

Other income / (expenses) consists largely of equity in gains of unconsolidated affiliates, net loss in foreign exchange and interest income earned. Equity in gain of unconsolidated affiliates was contributed by gain incurred by the Group’s operations in Thailand but offset by the loss in operations in India. Compared to 2003, the Group has recorded a gain in affiliates for the year, an increase of 282.4% due to better results from the affiliates. This trend is expected to continue as these operations mature and grow.

Net loss in foreign exchange was mainly due to exchange differences arising from funding of operations in Hong Kong and the Philippines using Singapore dollars. These are largely due to the weakening of their currencies against the Singapore dollar.

Cumulative Effect Adjustment

In July 2001, the FASB issued SFAS 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement. SFAS 143 is effective from 1 January 2003, and the charge for the cumulative effect up to 31 December 2002 recognized by the Group in the first quarter of 2003 was S$0.2 million (US$0.1 million).

Extraordinary Item

This relates to a gain arising from the acquisition of the balance of 7.89% shareholding in Pacfusion from the minority shareholder in January 2004 whereby the fair value of the attributable tangible assets acquired is in excess of the cost of acquisition.

Net Income

The Group’s full-year net income of S$10.3 million (US$6.3 million) is a marked improvement from a full-year net income of S$4.7 million (US$2.8 million) one year ago. Revenue growth, effective costs management, better equity profit of associated companies were the main contributors to this improvement. A more effective tax rate across the Group and the extraordinary gain on acquisition of PF’s shares from minority interest also contributed to the improved results.

Liquidity and Capital Resources

As of 31 December 2004, the Group held cash and cash equivalents of S$58.0 million (US$35.5 million). Total cash generated for the year was S$16.3 million (US$10.0 million). For the year ended 31 December 2004, operating activities generated cash of S$23.7 million (US$14.5 million) as a result of strong operating performance. This was offset by the outflow of S$8.5 million (US$5.2 million) in investing activities, which were mainly acquisition of fixed assets. Cash provided by financing activities amounted to S$1.0 million (US$0.6 million) primarily from the issue of ordinary shares through employees’ exercises of stock options pursuant to PacNet’s employee stock option plan.

FY2005 versus FY2004

Net Revenues

The Group ended 2005 with total net revenues of S$173.1 million (US$104.1 million), grew by 1.7% from last year. This was mainly contributed by the increase in broadband and value added services.

Dial-up Access. Dial-up revenues for the year were S$29.2 million (US$17.6 million), accounting for 16.9% of total revenues, down from 22.7% one year ago at S$38.7 million (US$23.7 million). The Group ended the year with 278,513 dial-up subscribers, a 28% decline from a year ago. As noted in the past trends, the Group’s more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband.

Broadband Access. Broadband Access revenues for the year were S$84.7 million (US$50.9 million). In terms of revenue mix, broadband revenue contributed 48.9% of the Group’s revenues for the year, an increase from a 47.1% contribution in 2004. As of 31 December 2005, the Group had 72,458 broadband subscribers, a growth of 8% over the previous year. The strong growth in broadband revenue was principally driven by the increase in corporate broadband subscribers in Singapore, Hong Kong and Australia. For the year ended 31 December 2005, Pacific Internet Australia’s broadband revenue increased 19.3 % whilst subscriber base grew by 34.5% to 23,076. Pacific Internet Hong Kong also recorded a healthy broadband revenue growth of 9.4% for the year compared to last year. For the same period, Pacific Internet Philippines improved its broadband revenue by 29.3% compared to last year.

Leased Line Access. Leased line services are dedicated high-speed connectivity Internet services provided to corporate customers and include a wide array of Internet options that are customized solutions are per customers’ requirements. Leased Line Access revenues for the year were S$23.8 million (US$14.3 million), representing a growth of 13.0% when compared to last year. In terms of revenue mix, Leased Line Access revenues had a healthy contribution of 13.7% of the Group’s revenue for the year. The Group ended the year with 1,789 leased line subscribers, registering a year-on-year growth of 12%.

Value-Added Services (“VAS”). The Group currently provides a variety of VAS. This includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services, etc. Value-Added Services revenues at S$25.7 million (US$15.5 million) for the year, exhibited the highest growth amongst all revenue streams, representing growth of 38.8%, compared to last year. The year-on-year increase in revenue was mainly from services such as wireless access and voice services.

Commission revenues. Commission revenues relate to travel commission generated by the Group’s travel arm—Safe2Travel, which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. For this year, Safe2Travel earned total commission revenue of S$6.1 million (US$3.7 million), representing a decrease of 6.3% as compared to last year. This was mainly due to intense competition faced by the travel industry. Although the commission revenues are recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group’s balance sheet relative to its revenues and cost of sales. As of 31 December 2005, Safe2Travel’s gross accounts receivable and accounts payables were S$11.1 million (US$6.7 million) and S$3.9 million (US$2.3 million), respectively.

Other revenues. Other revenues include interconnect revenue, e-services revenue, online gaming revenue and system integration revenues. Other revenues for the year were at S$3.6 million (US$2.2 million), representing decline of 32.6%, compared to last year.

Cost of Sales and Gross Profit Margin

The Group’s cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group’s modem pool. Compared to last year, cost of sales for the year at S$82.3 million (US$49.5 million) increased 7.7% and Gross Profit Margin for the year declined from 55.1% to 52.4%. The reduction was mainly due to competitive pricing pressure.

Operating Costs and Expenses

Staff Costs. Staff costs for the year was flat as compared to the previous year. The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies APB 25 and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model. Stock options granted under the 4th tranche of PacNet Share Option Plan issued after 18 January 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No.25 and EITF 00-23 Issue 31. As of 31 December 2005, there are 1,125 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. The total compensation cost for the 4th tranche stock options for the year was a reversal of S$0.13 million (US$0.08 million) as compared to a charge of S$0.24 million (US$0.15 million) last year. The total stock-based compensation cost recognized by the Group for the year, was a reversal of S$0.1 million (US$0.06 million) compared to a charge of S$0.8 million (US$0.5 million) last year. Excluding the effects of stock-based compensation cost, staff costs were 29.5% and 29.0% for this and last year respectively. The Group’s staff strength including the unconsolidated affiliates as at year-end was 1,075 compared to 1,119 a year ago.

Sales and Marketing Expenses. Sales and marketing expenses for the year were S$4.9 million (US$2.9 million). For the year, sales and marketing expenses showed a decrease of 11.2% compared to last year. This decline is a result of on-going efforts to achieve revenue growth without proportionate increase in sales and marketing expenses.

Other General and Administrative Expenses (“Other G&A”). Other G&A consists mainly of traveling expenses, office expenses and professional and consultancy fees. These expenses for the year at S$15.4 million (US$9.3 million) decreased by 1.6% over last year. For the year, other G&A accounted for 8.9% of net revenues, compared to 9.2% one year ago. The Group will continue to monitor this closely to ensure that increase is in line with business growth.

Depreciation and Amortization. Depreciation and Amortization for the year at S$8.5 million (US$5.1 million) were lower compared to last year. The reduction is due to lower depreciation charges, on account of more fully depreciated assets.

Allowance for Doubtful Accounts Receivables. For the year ended 31 December 2005, allowance for doubtful accounts receivables at S$1.5 million (US$0.9 million), increased marginally at 0.9% compared to 2004.

Other Income/(Expenses)

Other income/(expenses) consists largely of equity in gains of unconsolidated affiliates, net loss in foreign exchange, interest income earned and others. Other income for the year was S$3.4 million (US$2.0 million) compared to S$1.4 million (US$0.8 million) in 2004. The reasons for the increase in ‘other income’ are due to write-backs in the fourth quarter of 2005, primarily due to reversal of various accruals on expiry of limitation period, and reversal of valuation allowances for deferred tax assets for two of our significant subsidiaries due to improved profit outlook in 2005 and increase in interest income.

Net Income

The Group’s full-year net income at S$10.9 million (US$6.6 million) grew by 6.2%.

Liquidity and Capital Resources

As of 31 December 2005, the Group held cash and bank balances of S$58.5 million (US$35.2 million). Total cash generated for the year was S$0.5 million (US$0.3 million). For the year ended 31 December 2005, operating activities generated cash of S$14.9 million (US$9.0 million). This was offset by the outflow of S$14.5 million (US$8.7 million) in investing activities, which were mainly on account of acquisition of fixed assets and intangible assets. Cash provided by financing activities amounted to S$0.09 million (US$0.05 million).

FY2006 versus FY2005

Net Revenues

The Group ended 2006 with record revenues of S$192.1 million (US$125.2 million), a 11% or S$19.0 million (US$12.4 million) improvement over 2005. The higher revenues were contributed by continued focus in the higher margin corporate business segment, strong take-up of IP Services, continued growth in the leased line and broadband access services and increased contribution from travel business.

The Corporate Business segment, which is the Company’s key customer segment, grew revenue by 13% from last year. This contributed 76% of total revenues. Corporate customer base grew 9% to 125,205 over 2005.

Access Services. Access Services business remains a dominant revenue segment, contributing 72% of total revenues in 2006. Access Services revenues were flat compared to 2005. With the exception of the Dial-Up segment, which declined 31% during the year, Broadband and Leased Line both experienced growth (2% and 34% respectively). Broadband is the largest revenue contributor at 45% of total revenues of which 74% are contributed by the Corporate segment.

IP Services. For the full year, IP Services grew 62% and grew its revenue contribution to 22% of total revenues. The Corporate Business segment contributed 94% of the IP Services revenues in 2006 in line with focus in the Corporate Business. Voice revenue in Australia was the main contributor to overall IP Services growth. Other factors included increasing revenue from cross border connectivity services from Hong Kong to China, and the inclusion of IP services revenues in Thailand. During the year, Voice revenue was S$17.9 million or US$11.6 million, contributing 43% of total IP Services revenues; Hosted Services was S$10.2 million or US$6.6 million (24% of IP Services); Security Services was S$3.1 million or US$2.0 million (7% of IP Services) and Roaming services revenues were S$2.8 million or US$1.8 million (7% of IP Services).

Travel Commission. Safe2Travel applies Emerging Issue Task Force No. 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. Safe2Travel earned total commission revenue of S$8.9 million (US$5.8 million), representing 6% of its gross ticket sales of S$148.5 million (US$96.8 million) for the year. As of 31 December 2006, Safe2Travel’s gross accounts receivables and accounts payables were S$17.6 million (US$11.5 million) and S$7.6 million (US$5.0 million) respectively.

Other Revenues. For the year, miscellaneous revenues were S$3.3 million (US$2.2 million) compared to S$3.5 million (US$2.3 million) last year.

Operating Expenses

Cost of Sales. The Group’s Cost of sales for the year increased 19% to S$97.7 million (US$63.7 million) compared to S$82.3 million (US$49.5 million) last year as the Group provided more higher-bandwidth Internet access services in line with market demand and development.

Staff Cost. Staff cost for the year increased 6% to S$53.0 million (US$34.6 million) compared to S$50.5 million (US$30.4 million) in 2005 as the Group boosted its regional business and voice business teams, and as it consolidated the Thai operations.

Staff cost as a percentage of revenues was 28% for 2006 compared to 29% for 2005. Headcount (excluding associate operations in India and Thailand) as at the end of 31 December 2006 was 912 employees, which was 13% lower than the same period last year. Revenue per employee for the full year increased to S$210,681 (US$137,322) from S$165,989 (US$108,192), a 27% improvement compared to 2005.

Other General and Administrative (G&A) Expenses. For the full year, other G&A expenses increased by 38% primarily because of consultancy fees and other expenses related to the MediaRing Takeover (S$2.0 million or US$1.3 million), consultancy fees and expenses for the Extraordinary General Meeting requested by our shareholders (S$0.4 million or US$0.2 million); professional fees and other cost related to the mandatory compliance of the Sarbanes Oxley Act (SOX Compliance) (S$0.8 million or US$0.5 million).

Other Income/(Expenses)

This comprises largely of equity in gain/(losses) of unconsolidated affiliates, net gain and loss in foreign exchange, interest income earned and others. Total other income for the year was S$3.1 million (US$2.0) million).

Net Income

For the full year 2006, net income was S$5.9million (US$3.8 million) compared to S$10.9 million (US$6.6 million) in 2005.

Included in the net income are:

In 2006

1.	Professional fees related to the MediaRing Takeover Offer in Q1, Q2 and Q3	S$2.0M or US$1.3M

2.	Stock based compensation cost. For stock based compensation, the cost included incremental charges on adoption of SFAS No. 123R and also cost from the accelerated vested stock options on commencement of the MediaRing Takeover Offer in Q2	S$1.4M or US$0.9M

3.	Cost related to the mandatory compliance of the Sarbanes Oxley Act (SOX Compliance) during the year	S$0.8M or US$0.5M

4.	Cost related to the Extraordinary General Meeting requested by certain shareholders in Q4	S$0.4M or US$0.2M

5.	Cost related to the restructuring of the Singapore operations to enhance customer service in Q1	S$0.3M or US$0.2M

In 2005

1.	Write-backs in Q4 2005 primarily due to reversal of various accruals on expiry of limitation period, and reversal of valuation allowances for deferred tax assets for
two of our significant subsidiaries due to improved profit outlook in 2005	S$2.5M or US$1.6M

Liquidity and Capital Resources

As at 31 December 2006, the Group held cash and cash equivalents and fixed deposits of S$60.2 million (US$39.3 million).

Operating and Investing Activities. The Group generated S$9.9 million (US$6.5 million) of cash through operating activities in 2006. This was offset by the outflow of S$11.7 million (US$7.6 million) in investing activities, primarily for the acquisition of fixed assets.

Financing Activities. Cash inflow from financing activities amounted to S$1.3 million (US$0.9 million). The Group received S$4.1 million (US$2.7 million) during the year from the issuance of common shares upon the exercise of stock options under the Group’s employee stock option plans. This was offset by repayment of bank loan of S$2.5 million (US$1.7 million) during the year.

Three months ended 31 March 2007 versus Three months ended 31 March 2006

Net Revenues

The three months ended 31 March 2007 recorded net revenues of S$49.5 million (US$32.4 million), a 7% increase compared to the same period in 2006.

The Corporate Business segment increased revenue by 16% from the same quarter last year. This contributed 81% of total revenues, compared to 75% in the first quarter of 2006. Corporate customer base grew 3% to 116,648 during the quarter.

Access Services. Access Services business remains a dominant revenue segment, contributing 71% of total revenues in the quarter ended 31 March 2007. Access Services revenues grew 4% compared to the quarter ended 31 March 2006. With the exception of the Dial-Up segment, which declined 32% during the quarter, Broadband and Leased Line both experienced growth (3% and 39% respectively). Broadband is the largest revenue contributor at 44% of total revenues of which 76% are contributed by the Corporate business segment.

IP Services. The IP Services business continues its growth, growing 15% to reach US$7.4 million from the same quarter in 2006. Its share of the total revenues also increased to 23%. The Corporate Business segment contributed 95% of the IP Services revenues during the quarter in line with our focus in the Corporate Business.

During the three months ended 31 March 2007, Voice revenue was S$4.8 million (US$3.1 million), contributing 42% of total IP Services revenues; Hosted Services was S$3.2 million or US$2.1 million (28% of IP Services); Security Services was S$0.8 million or US$0.5 million (7% of IP Services) and Roaming was S$0.5 million or US$0.3 million (5% of IP Services).

Travel Commission. Safe2Travel applies Emerging Issue Task Force No. 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. Safe2Travel earned total commission revenue of S$2.2 million (US$1.4 million), representing 6% of its gross ticket sales of S$35.4 million (US$23.1) million for the quarter. Although the commission revenue is recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payables to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group’s balance sheet relative to its revenues and cost of sales. As of 31 March 2007, Safe2Travel’s gross accounts receivables and accounts payables were S$14.1 million (US$9.2 million) and S$4.2 million (US$2.7) million respectively.

Miscellaneous Revenues. For the quarter, miscellaneous revenues were S$0.8 million (US$0.5 million). This is flat compared to the same quarter last year.

Operating Expenses

Cost of Sales. Cost of sales for the quarter increased 14% to S$26.2 million (US$17.1 million) compared to S$23.0 million (US$15.0 million) last year as the Company provides more higher-bandwidth Internet access services in line with market demand and development.

Staff Cost. Staff cost for the quarter increased 2% to S$13.8 million (US$9.0 million) compared to S$13.5 million (US$8.8 million) in the same period last year. The increase is due to the strengthening of the Company’s regional business and voice business teams. This is in line with the strengthening of the Company’s resources to execute its strategic plan. Staff cost as a percentage of revenues was 28% for this quarter compared to 29% for the same quarter last year.

Headcount (excluding associate operations in India and Thailand) as at the end of 31 March 2007 was 905 employees, which was 2% lower than the same period last year. Revenue per employee for the quarter increased to S$54,750 (US$35,752) from S$50,401 (US$32,912), a 9% improvement compared to the corresponding period last year.

Other General and Administrative (G&A) Expenses. G&A expenses consist mainly of traveling expenses, office expenses, professional and consultancy fees. It increased by 21% to S$5.0 million (US$3.3 million) from the same quarter last year, mainly due to higher operational expenses in line with the execution of our strategic plan.

Other Income/(Expenses)

This comprises largely of equity in gain/(losses) of unconsolidated affiliates, net gain and loss in foreign exchange, interest income earned and others. Total other income for the quarter was S$1.7 million (US$1.1 million) compared to S$0.7 million (US$0.5 million) in the same period last year. The Company recorded a gain of S$0.3 million (US$0.2 million) from foreign currency compared to a loss of S$0.3 million (US$0.2 million) due to the strengthening of Thai Baht against Singapore currency (the Company’s functional currency).

Net Income

For the quarter ended 31 March 2007, net income was S$2.6 million (US$1.7 million), a 5% increase compared to the same period last year. Higher revenues and the Group’s cost efficiencies contributed to the earnings growth during the quarter.

Liquidity and Capital Resources

As at 31 March 2007, the Company held cash and cash equivalents and fixed deposits of S$61.1 million (US$39.9 million).

Operating and Investing Activities. The Group generated S$2.4 million (US$1.6 million) of cash through operating activities in the first three months of 2007. This was offset by the outflow of S$1.3 million (US$0.9 million) in investing activities, primarily for the acquisition of fixed assets.

Financing Activities. Cash inflow from financing activities amounted to S$0.3 million (US$0.2 million). The Company received S$0.4 million (US$0.3 million) during the first quarter of the year from the issuance of common shares upon the exercise of stock options under the Group’s employee stock option plans. This was offset by capital lease obligations and bank repayments.

(c) Accounting Policies

As at the Latest Practicable Date, the significant accounting policies together with any points from the notes of the accounts of PacNet which are of major relevance for the interpretation of the accounts of PacNet referred to in this Supplemental Circular are disclosed in Note 3 of Appendix II to this Supplemental Circular. As at the Latest Practicable Date, there was no change in the accounting policy of the PacNet which will cause the figures disclosed in this Supplemental Circular to be not comparable to a material extent.

APPENDIX II

RESTATED AUDITED FINANCIAL STATEMENTS OF THE PACNET GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

Pacific Internet Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Pacific Internet Limited

We have audited the accompanying restated consolidated balance sheets of Pacific Internet Limited (the “Company”) as of December 31, 2006 and 2005, and the related restated consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Internet Limited at December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company adopted, as of January 1, 2006, the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

As more fully described in Note 4 to the consolidated financial statements, the Company restated its consolidated financial statements for each of the three years in the period ended December 31, 2006.

ERNST & YOUNG

Singapore

February 28, 2007

Except for Note 4, as to which the date is June 12, 2007

Pacific Internet Limited

CONSOLIDATED BALANCE SHEETS

(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

		December 31,
	Note	2005 Restated	2006 Restated	2006 Restated
		S$	S$	US$
ASSETS
Current assets:
Cash and cash equivalents	10	$58,518	$57,821	$37,698
Fixed deposits with financial institutions	11	1,438	2,412	1,572
Accounts receivable, net of allowance for doubtful accounts of S$3,590 and S$2,733 (US$1,782) at December 31, 2005 and 2006, respectively		28,451	38,333	24,992
Receivables from related parties	12	2,055	374	244
Inventories		400	503	328
Prepaid expenses and other current assets	13	7,124	5,390	3,514
Deferred income taxes	8	1,828	1,566	1,021

Total current assets		99,814	106,399	69,369

Non-current assets:
Investments in unconsolidated subsidiary and affiliates	14	2	2	1
Long term investments	15	46	37	24
Fixed assets—net	16	19,150	19,007	12,392
Intangible assets	17	4,390	4,700	3,064
Goodwill	18	32,138	31,971	20,844
Long term receivables and loan receivable from unconsolidated affiliates	19	2,490	3,194	2,082
Deposits and other assets		380	327	214
Deferred income taxes	8	676	402	263

Total non-current assets		59,272	59,640	38,884

Total assets		$159,086	$166,039	$108,253

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings	20	$2,460	$20	$13
Accounts payable		11,459	16,279	10,614
Payables to related parties	12	905	15	10
Accrued expenses and other current liabilities	21	30,641	26,649	17,375
Deferred income	22	7,384	7,727	5,037
Current portion of capital lease obligations	23	317	196	128
Income tax payable		3,892	3,660	2,386

Total current liabilities		57,058	54,546	35,563

Non-current liabilities:
Capital lease obligations, less current portion	23	297	102	66
Deferred income taxes	8	1,765	2,035	1,327

Total non-current liabilities		2,062	2,137	1,393

Minority interest		1,820	588	383

Shareholders’ equity
Ordinary shares, issued and outstanding 13,412,247 and 13,795,480 shares at December 31, 2005 and 2006, respectively	24	26,824	114,143	74,419
Additional paid-in capital		97,939	16,093	10,492
Accumulated other comprehensive income	26	481	(297)	(194)
Accumulated deficit		(27,098)	(21,171)	(13,803)

Total shareholders’ equity		98,146	108,768	70,914

Total liabilities and shareholders’ equity		$159,086	$166,039	$108,253

See accompanying notes

Pacific Internet Limited

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)

		Year Ended December 31,
	Note	2004 Restated	2005 Restated	2006 Restated	2006 Restated
		S$	S$	S$	US$
Revenues
Dial-up access		$38,708	$29,247	$20,301	$13,236
Broadband access		80,104	84,663	85,967	56,048
Leased line access		21,071	23,805	31,910	20,804
Value-added services/IP Services		18,548	25,749	41,712	27,196
Commission revenue		6,537	6,122	8,936	5,826
Other (1)		5,250	3,541	3,315	2,161

		170,218	173,127	192,141	125,271
Cost of sales		76,458	82,337	97,725	63,714

Gross profit		93,760	90,790	94,416	61,557
Other operating costs and expenses
Selling, general and administrative expenses	5	71,443	70,754	79,573	51,879
Depreciation expense		9,027	8,080	7,507	4,894
Amortization of intangible assets		380	425	870	567
Allowance for doubtful accounts receivable	6	1,510	1,523	675	440

Total other operating costs and expenses		82,360	80,782	88,625	57,780

Operating income		11,400	10,008	5,791	3,777

Other income (expense)
Interest income (2)		585	1,317	1,967	1,282
Interest expense (2)		(141)	(147)	(139)	(90)
Gain on disposal of quoted investment		—	—	1	1
Equity in gain of unconsolidated affiliates		611	483	797	520
Foreign exchange (loss) gain		(490)	(176)	63	41
Others	7	834	1,888	377	245

Total other income		1,399	3,365	3,066	1,999

Income before income taxes and minority interest		12,799	13,373	8,857	5,776
Provision for income taxes	8	(3,143)	(2,083)	(2,775)	(1,809)

		9,656	11,290	6,082	3,967
Minority interest		(97)	(342)	(175)	(114)
Cumulative effect adjustment—net of tax		—	(4)	—	—

Net income before extraordinary item		9,559	10,944	5,907	3,853
Extraordinary item—net of tax of S$nil	9	743	—	20	13

		10,302	10,944	5,927	3,866
Other comprehensive income
Foreign currency translation		99	(344)	(773)	(504)
Unrealized gain (loss) (net of income tax of S$nil, S$nil and S$nil in 2004, 2005 and 2006 respectively) in available-for-sale securities		(23)	(26)	(5)	(3)

Comprehensive income		$10,378	$10,574	$5,149	$3,359

Net income per share:
Basic—before extraordinary item		$0.72	$0.82	$0.43	$0.28
Extraordinary item		0.06	—	—	—

Basic—after extraordinary item		$0.78	$0.82	$0.43	$0.28

Diluted—before extraordinary item		$0.71	$0.82	$0.42	$0.27
Extraordinary item		0.06	—	—	—

Diluted—after extraordinary item		$0.77	$0.82	$0.42	$0.27

Weighted average number of ordinary shares outstanding:
Basic		13,238,793	13,339,896	13,607,184	13,607,184

Diluted		13,429,615	13,384,706	14,070,055	14,070,055

(1) Includes sales to: former intermediate parent company		45	—	—	—
affiliated companies		626	228	181	118

(2) Includes interest paid to (received from) affiliated company		—	—	(101)	(66)

See accompanying notes

Pacific Internet Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Singapore and U.S. Dollar Amounts in Thousands)

		Year Ended December 31,
	Note	2004 Restated	2005 Restated	2006 Restated	2006 Restated
		S$	S$	S$	US$
Cash flows from operating activities:
Net income		$10,302	$10,944	$5,927	$3,864
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in gain of unconsolidated subsidiaries and affiliates		(611)	(483)	(797)	(520)
Allowance for doubtful accounts receivable		1,510	1,523	675	440
Depreciation expense		9,027	8,080	7,507	4,894
Amortization of intangible assets		380	425	870	567
Gain on disposal of intangible assets		—	—	(108)	(70)
Loss on settlement of ARO liability		—	—	54	35
Minority interest		97	342	175	114
(Credit) provision for deferred income taxes		(123)	15	805	525
Realized gain on disposal of quoted investment		—	—	(1)	(1)
Loss on disposal of fixed assets		26	53	376	245
Write-off of fixed assets		21	4	14	9
Amortization (write back) of deferred compensation		842	(46)	1,384	902
Extraordinary item		(743)	—	(20)	(13)
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net		148	(2,830)	(10,557)	(6,883)
Balances with related parties		(176)	1,492	713	465
Inventories, net		(32)	92	(103)	(67)
Prepaid expenses and other current assets		795	(3,645)	1,830	1,193
Accounts payable		(3,571)	(354)	4,722	3,079
Other payables		2,349	(1,795)	(3,680)	(2,400)
Deferred income		3,315	1,790	342	223
Income tax payable		141	(753)	(232)	(151)

Net cash provided by operating activities		23,697	14,854	9,896	6,450

Cash flows from investing activities:
Acquisition of fixed assets		(8,282)	(8,605)	(9,573)	(6,242)
Acquisition of a subsidiary, net of cash received		—	(2,124)	(1,447)	(943)
Acquisition of minority interest		(300)	—	—	—
Fixed deposit with maturity of more than 90 days		—	(1,151)	(974)	(635)
Proceeds from disposal of fixed assets		282	12	56	37
Proceeds from disposal of intangible assets		—	—	210	137
Proceeds from disposal of quoted equity investment		—	—	5	3
Purchase of intangible assets		(156)	(2,607)	—	—

Net cash used in investing activities		(8,456)	(14,475)	(11,723)	(7,643)

Cash flows from financing activities:

Proceeds from bank borrowings		14	5	23	15
Repayment of bank borrowings		(132)	(71)	(2,464)	(1,606)
Repayment of capital lease obligations		(465)	(502)	(317)	(207)
Proceeds from issuance of ordinary shares		1,618	656	4,089	2,666

Net cash provided by financing activities		1,035	88	1,331	868

Net increase (decrease) in cash and cash equivalents		16,276	467	(496)	(325)

Cash and cash equivalents at beginning of year		41,953	58,047	58,518	38,152

Effect of exchange rate changes on cash and cash equivalents		(182)	4	(201)	(129)

Cash and cash equivalents at end of year		$58,047	$58,518	$57,821	$37,698

Supplemental disclosure of cash flow information:
Cash paid during the year for interest		$134	$136	$56	$37
Cash paid for income taxes		3,261	2,755	2,335	1,522

See accompanying notes

Pacific Internet Limited

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

	Ordinary shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Deferred compensation	Total shareholders’ equity	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Deferred compensation	Total shareholders’ equity
		‹ Singapore $ ›						‹ US $ ›
Balance at January 1, 2004 (As restated)	13,034,691	26,069	95,733	(48,344)	775	(108)	74,125

Net income as restated	—	—	—	10,302	—	—	10,302
Issue of shares through the exercise of share options	259,487	519	1,099	—	—	—	1,618
Deferred compensation relating to options	—	—	804	—	—	(804)	—
Amortization of deferred compensation	—	—	—	—	—	842	842
Net unrealized Loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	—	(23)	—	(23)
Foreign currency translation	—	—	—	—	99	—	99

Balance at December 31, 2004 (As restated)	13,294,178	$26,588	$97,636	$(38,042)	$851	$(70)	$86,963

Net income as restated		—	—	10,944	—	—	10,944
Issue of shares through the exercise of share options	118,069	236	419	—	—	—	655
Deferred compensation relating to options	—	—	(116)	—	—	116	—
Amortization (write back) of deferred compensation	—	—	—	—	—	(46)	(46)
Net unrealized loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	—	(26)	—	(26)
Foreign currency translation	—	—	—	—	(344)	—	(344)

Balance at December 31, 2005 (As restated)	13,412,247	$26,824	$97,939	$(27,098)	$481	—	$98,146	$17,489	$63,854	$(17,669)	$313	—	$63,987

Net income as restated	—	—	—	5,927	—	—	5,927	—	—	3,866	—	—	3,866
Issue of shares through the exercise of share options	383,233	767	3,322	—	—	—	4,089	500	2,166	—	—	—	2,666
Deferred compensation relating to options	—	—	1,384	—	—	—	1,384	—	902	—	—	—	902
Effect of Singapore Companies (Amendment) Act 2005	—	86,552	(86,552)	—	—	—	—	56,430	(56,430)	—	—	—	—
Net unrealized loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	—	(5)	—	(5)	—	—	—	(3)	—	(3)
Foreign currency translation	—	—	—	—	(773)	—	(773)	—	—	—	(504)	—	(504)

Balance at December 31, 2006 (As restated)	13,795,480	$114,143	$16,093	$(21,171)	$(297)	—	$108,768	$74,419	$10,492	$(13,803)	$(194)	—	$70,914

See accompanying notes

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

1. ORGANIZATION

Pacific Internet Limited (“Pacific Internet” or the “Company”), together with its subsidiaries and associated companies, is a telco-independent Internet communications service provider in the Asia Pacific region. Incorporated in the Republic of Singapore on March 28, 1995 as Sembawang Media Pte Ltd, it changed its name to Pacific Internet Pte Ltd on March 17, 1998. On November 23, 1998, it was converted to a public company and was listed on NASDAQ on February 5, 1999.

Pacific Internet and its consolidated subsidiaries are hereinafter collectively referred to as the “Group”.

2. BUSINESS ACQUISITIONS

Singapore

On January 25, 2006, Pacfusion Limited whose principal activities were those of investment holding, was placed into liquidation by way of written resolution of members and was officially dissolved on January 11, 2007.

On February 7, 2006, Pacific Internet Services (“PI Services”) completed the acquisition of a 7.50% direct equity interest in Safe2Travel Pte Ltd (“Safe2Travel”) from Asia-Pacific Retail Concepts Pte Ltd for a total cash consideration of S$972. After the acquisition, PI Services’ total direct equity interest in Safe2Travel is 99.99%.

Philippines

On January 11, 2006, the Philippines Securities And Exchange Commission approved the increase of the authorized capital of Primeworld Digital System, Inc (“PDSI”) from Sixty Million Pesos (P60,000,000) to One Hundred and Thirty One Million Pesos (P131,000,000). Of the additional authorized capital, a total of Seventeen Million Seven Hundred Fifty Thousand Pesos (P17,750,000) consisting of Seventeen Million Seven Hundred Fifty Thousand (17,750,000) shares were subscribed to and paid-up as follows:

	No. of Shares Subscribed	Amount Subscribed	Amount Paid-Up
Pacific Internet Limited	12,440,800	P12,440,800	P3,110,200
PW Holding Corporation	5,309,200	P5,309,200	P1,327,300

As a result, the Company increased its equity interest in PDSI from 31.1% to 40%, whereas the equity interest of PW Holding Corporation (“PWC”) in PDSI decreased from 56.67% to 50.56%. As a result, the Group’s effective interest in PDSI also increased from 53.8% to 60.2%, which consists in a direct interest of 40% and an indirect interest of 20.2%.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

A summary of the purchase price allocation as of the acquisition date for Safe2Travel and PDSI is as follows:

	S$	US$
Purchase consideration	1,522	992

Fixed Assets	84	55
Other current assets	2,065	1,346
Goodwill	213	139

Total assets acquired	2,362	1,540

Current liabilities	(820)	(535)

Liabilities assumed	(820)	(535)

Extraordinary income	(20)	(13)

Net assets acquired	1,522	992

Australia

On October 31, 2005, PIAU entered into an agreement to acquire the entire equity interest in T3 Communications Partners Pty Ltd (“T3”) and its three subsidiaries, T3 Communications Pty Ltd, T3 Technology Solutions Pty Ltd and T3 Rewards Pty Ltd, for an initial cash payment of S$4,064 and a contingent consideration of up to a maximum of S$2,454 to be made, based on the achievement by T3 of earnings before interest and tax of A$1,000 in the first 12 months subsequent to acquisition. The maximum contingent consideration was paid during the year upon the achievement of the specified performance target within the prerequisite time period. The contingent consideration was included in the initial costs of acquisition based on the guidance of EITF 95-8 Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Acquisition costs capitalized in connection with the acquisition amounted to S$300. T3 is a specialist voice reseller to the SMB sector and was acquired as its capability in voice allowed PIAU to establish more substantial voice and data bundles and position it as a total communications service provider. These factors contributed to a purchase price in excess of the fair market value of the net tangible and intangible assets acquired, and as a result the Company recorded goodwill in connection with this transaction.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

The acquisition of T3 was accounted for using the purchase method of accounting. The purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of the acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill. The results of operations of T3 were consolidated for the 3 months ending 31 December 2005. A summary of the purchase price allocation as of the acquisition date is as follows:

	S$	US$
Purchase consideration	6,518	3,919

Fixed Assets	342	206
Other current assets	4,807	2,890
Customer base	1,633	982
Goodwill	4,063	2,443

Total assets acquired	10,845	6,521

Current liabilities	(3,977)	(2,392)
Non-Current liabilities	(350)	(210)

Total liabilities assumed	(4,327)	(2,602)

Net assets acquired	6,518	3,919

The pattern of economic benefits to be derived from intangible assets is estimated to be 4 years.

In 2006, fair values of the net assets acquired were finalized. An additional amount of $474 was recognized as goodwill arising from the recognition of previously unrecognized deferred taxes on intangible assets.

Hong Kong

The Company first entered the Hong Kong market in June 1996 through the acquisition of a 50.1% interest in Sembawang PacMann Pte Ltd, the holding company of Pacific Supernet Limited (“PSN”). In June 1999, the Company acquired the remaining 49.9% interest in PSN from its minority shareholder, Pacific Media PLC for a consideration of $16,840 and operated in Hong Kong under the name of PSN. On January 3, 2005, PSN formally changed its name to Pacific Internet (Hong Kong) Limited (“PIHK”).

On December 30, 2005, PIHK entered into a Cooperation Agreement with a China-based Internet services provider, Zhong Ren Telecom for the formation of an equity joint venture (“EJV”) to market integrated IP communication applications in Southern China. Under the Agreement, PIHK and Zhong Ren Telecom will each hold 50.0% of the equity interest of EJV and each party will make a capital contribution in the amount of RMB 5 million for their respective equity interest. As of December 31, 2006, no capital contribution had been made.

Thailand

On January 5, 2000, Pacific Digiway Limited (“Digiway”), an investment holding company, was incorporated in Thailand. The Company subscribed to 4,900 ordinary shares1 of Baht 10 each, representing a 49.0% equity interest in Digiway. The other shareholders of Digiway subscribed to 5,100 preference shares2 of Baht 10 each, representing a 51.0% equity interest in Digiway. Digiway in turn held a 26.0% direct equity interest in I.T. Star Company Limited.

1	Under the Articles of Association of Digiway, 1 ordinary share is entitled to 1 vote.
2	Under the Articles of Association of Digiway, 10 preference shares are entitled to 1 vote.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

In March 2000, the Company completed the acquisition of a 49.0% direct equity interest in I.T. Star Company Limited, which was the holding company of World Net & Services Co., Ltd. (“WNS”), an ISP based in Thailand for S$2,040. Each share carries equal voting right on I.T. Star Company Limited. Subsequently, I.T. Star Company Limited changed its name to Pacific Internet (Thailand) Limited (“PITH”).

On December 19, 2001, Digiway increased its equity interest in PITH from 26.0% to 41.0%. As a result, the Company’s effective interest in PITH increased from 61.7% to 69.1%.

In July 2003, Digiway purchased 188,176 shares of Baht 100 each, representing a 10.0% equity interest in PITH, from the minority shareholder. As a result, Digiway increased its equity interest in PITH from 41.0% to 51.0%, and the Company’s effective interest in PITH was increased from 69.1% to 74.0%.

In the mid-1990s, the Communications Authority of Thailand (“CAT”) was the regulator of internet services in Thailand and granted concessions to internet service providers (“ISPs) under certain guidelines, one of which was that all ISPs must be a joint venture with CAT and its employees receiving up to 35% of the total equity at no cost. In July 2003, CAT was corporatized with the intention of a listing on the Stock Exchange of Thailand and this provided the impetus for CAT to dispose of all its shareholding in all ISPs as it became a commercial operator. World Net & Services Co., Ltd. (“WNS”) was one of the ISPs established under this regime and it entered into an Internet Service Contract with CAT which would expire on 30 October 2006. WNS’s shareholders are Pacific Internet (Thailand) Limited (67.31%), CAT (32%) and CAT’s employees (0.69%). On November 1, 2006, the new regulator of the telecommunications industry, the National Telecommunications Commission issued an ISP Type 1 licence to WNS which enabled it to continue as an ISP.

In May 2006, the Board of Directors of CAT Board approved of the purchase by PITH of CAT’s entire shareholding including those shares held by its employees in WNS. As at December 31, 2006, completion of the transaction had not occurred.

On August 7, 2006, Pacfusion.com (Thailand) Limited was officially dissolved.

India

On October 5, 2005, the Government of India through the Ministry of Finance (Foreign Investment Promotion Board Unit), granted its approval to the Company to increase its equity interest in Pacific Internet India Private Limited (“PII”) from 49% to 55% through a further issue of shares. The increase in the Company’s shareholding in PII to 55% was completed on February 10, 2006. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 94—Consolidation of All Majority-Owned Subsidiaries and Emerging Issues Task Force (“EITF”) 96-16—Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights, the Company will continue to account for the investment in PII using the equity method as the minority shareholders have participative rights in certain financial and operating decisions of PII. On December 12, 2006, the name of PII was changed to Pacific Internet India Limited upon conversion to a public limited company.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

All dollar amounts included in the financial statements and in the notes herein are Singapore dollars (“S$”) unless designated as U.S. dollars (“US$”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries after elimination of all intercompany balances and transactions. Investments in which the Company does not have control but has the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method.

When the Company has an indirect ownership of more than 50.0% in its subsidiaries, it consolidates these subsidiaries unless they do not meet the criteria for consolidation set out in Statement of Financial Accounting Standards (“SFAS”) No. 94—Consolidation of All Majority-Owned Subsidiaries and Emerging Issues Task Force (“EITF”) 96-16—Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

Foreign Currency translation and transactions

The Company, subsidiaries and affiliates consider their respective local currencies as their functional currency. The Group’s reporting currency is the Singapore dollar.

The assets and liabilities of the Company’s subsidiaries are translated into Singapore dollars (“S$”) from their respective functional currencies at the exchange rate at the balance sheet date, and revenues and expenses are translated into S$ at the weighted average exchange rates for the year. Resulting translation adjustments are recorded as a component of Other Comprehensive Income.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are recognized in the Consolidated Statement of Operations when incurred.

The Group’s share in net assets of unconsolidated subsidiary and affiliates are translated into S$ from their respective functional currencies at the exchange rate at the balance sheet date. The Group’s share of the operations of unconsolidated subsidiaries and affiliates are translated into S$ from their respective functional currencies at the weighted average exchange rates for the year. Resulting translation adjustments are recorded as a component of Other Comprehensive Income.

The accompanying consolidated financial statement amounts expressed in US$ amounts are included solely for the convenience of the readers and have been translated at S$1.5338 to US$1.00, the approximate exchange rate at December 31, 2006. No representation is made that the S$ amounts could have been, or could be, converted into US$ amounts at that or any other rate.

Cash and Cash Equivalents

The Group includes in cash equivalents all short-term, highly liquid investments with original maturities of three months or less. Cash equivalents consist principally of investments in interest-bearing demand deposit accounts with financial institutions and are stated at cost, which approximates fair value.

The Group maintains cash and cash equivalents with various financial institutions mainly in Singapore, Hong Kong, Australia, the Philippines, Malaysia and Thailand. The Group performs periodic evaluation of the relative credit standing of financial institutions that are considered in the Group’s investment strategy.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

Long term investments

Long term investments consist of equity securities. Marketable equity securities are accounted for in accordance with SFAS No. 115—Accounting for Certain Investments in Debt and Equity Securities. The Group has classified all marketable securities as available-for-sale. Available-for-sale securities are reported at fair value with changes in unrealized gains and losses, net of applicable taxes, recorded in a separate component of shareholder’s equity. Realized gains and losses are included in Other income and expenses and are determined on a specific identification basis. Investments in privately-held companies are accounted for under the cost method.

In the event that the carrying value of an investment exceeds its fair value and the decline in value is other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established in accordance with EITF 03-01—The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment. Fair values for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates; liquidation values; and quoted market prices of comparable companies.

In order to determine whether a decline in value is other than temporary, the Group evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition and business outlook of the company, current market conditions and future trends in the investee’s industry and the investee’s relative competitive position within the industry. Other-than-temporary declines in fair value from the original cost are charged to the Consolidated Statement of Operations in the period the loss is established.

Fixed Assets

Fixed assets, including equipment under capital leases, are stated at cost and are depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Leasehold improvements	-	2 - 15 years
Computer equipment and software	-	2 - 5 years
Furniture and fixtures	-	3 - 8 years
Office equipment	-	3 - 6 years
Motor vehicles	-	5 - 6 years
Telecommunication equipment	-	9 months

Depreciation of assets under capital lease is included in depreciation expense.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the Consolidated Statement of Operations.

Asset Retirement Obligations

In accordance with SFAS No. 143—Accounting for Asset Retirement Obligations, the Group recognized the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

Concentration of Credit Risk

The Group provides Internet access, e-commerce, and travel-related services. The Group has thousands of individual customers primarily located in Singapore, Hong Kong, Australia, the Philippines, India, Thailand and Malaysia. The Group performs ongoing credit evaluations of its customers’ financial condition, and generally requires no collateral from its customers. The allowance for doubtful accounts receivable is based upon the expected collectibility of outstanding accounts receivable at the balance sheet date.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

Inventory

Inventory consists of the following:-

(i)	Products and equipment parts for resale—they are stated at the lower of cost (calculated on a first-in-first-out basis) or market value.

(ii)	Unused air-tickets and pre-admission tickets—they are stated at the lower of cost or net realizable value. Net realizable value represents the estimated selling price after making allowance for expired tickets.

Accounts Receivable

Accounts receivable, which generally have 30-90 days terms, are recognized and carried at original invoiced amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Services rendered but unbilled at the end of the financial year are recorded as deferred income.

Allowance for Doubtful Debt

The Group maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Group considers many factors, including the age of the balance, customer’s historical payment history, their current credit-worthiness and current economic trends. As of December 31, 2005 and 2006, the Group’s allowance for doubtful debts was S$3,590 and S$2,733 (US$1,782), respectively.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

Long term Receivables and Loan Receivable from unconsolidated affiliates

Long term receivables and loan receivable from unconsolidated affiliates are recognized and carried at cost less an allowance for any uncollectible amounts.

Intangible Assets

Identifiable intangible assets consist of the following:

(i)	Trademarks, service marks and domain names—The Group acquired various trademarks, service marks and domain names in the United States and other jurisdictions. The Group believes the service marks and domain names are of material importance to the Group’s business and are amortized on a straight-line basis generally over the legal life of 10 - 25 years.

(ii)	License fees—In April 2000, the Company was awarded a Facilities-Based Operator license for a 15-year period, commencing April 1, 2000, which was transferred to a subsidiary in financial year 2004. In 2002, a license to use the Internet messaging server software for 5 to 10 years was purchased. In 2005, the Company secured the wireless spectrum rights from the Infocomm Development Authority of Singapore (“IDA”) for 10 years.

License fees are amortized on a straight-line basis over their economic lives of 5 - 10 years.

(iii)	Acquired customer list—Acquired customer list represents capitalization of costs specifically incurred for the purchase of customer lists from other ISPs and is amortized on a straight-line basis over a period ranging from 2-5 years.

Impairment of long-lived assets

The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses and companies over the fair value of the net assets acquired.

In accordance with SFAS No. 142, Goodwill and Other Intangibles Assets, goodwill is not amortized but instead tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired by comparing the carrying value to the fair value of the reporting unit to which it is assigned. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

Income Taxes

The Group accounts for income taxes using the liability method in accordance with SFAS No. 109—Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Revenue Recognition

The Group’s revenues are derived from two primary sources: Internet access and internet services (access services) and travel related services. Access services include all Internet access services such as dial-up, leased lines, broadband, value added services and all other Internet access-related services. Travel related services include services provided by a “brick-and-mortar” travel agent, such as air ticketing, tours, hotels and other travel-related services.

Revenue from the provision of Internet access services and e-commerce services are recognized, net of discount, in the period the service is rendered in accordance with Staff Accounting Bulletin, SAB 104—Revenue Recognition in Financial Statements.

The Group presently does not provide refunds to dial-up, broadband or leased line subscribers. Registration fees are payable at the time applications are processed. Revenues generated from registration fees are deferred and amortized over the estimated average life of a subscriber relationship of one year. The fees deferred and not yet amortized are shown on the Group’s Consolidated Balance Sheet as “Deferred income”.

Revenues are recorded for monthly subscription charges when the related services are rendered. Where subscription plans prescribe fixed usage volumes or time periods for the stated subscription prices, additional volume-based or time-based charges will be imposed when the prescribed limits are exceeded. Revenues for such additional charges are recorded when the services in respect of the excess volume or time period are rendered. The corresponding cost is recognized when incurred.

Free months are offered in connection with referral programs or promotional discounts. Because these free months are usually given without a contract at the beginning of a subscription period, no revenue is recognized during the free months as the customer’s continuance is not assured. Where free months are given with a contract at the beginning of the subscription period, the total revenue expected to be generated from the contract will be recognized on a straight line basis throughout the contractual period, including the free months.

In 2002, the Group has adopted EITF 01-09—Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor’s Products. While the Task Force did not reach a consensus on the classification of the expense associated with free products, the SEC Observer indicated that the SEC staff believes that the expense should be classified as cost of sales. Accordingly, we have expensed off the costs associated with free products to the income statement.

A subsidiary of the Group runs a Rewards Program in which customers earn Rewards Dollars on their purchase of the subsidiary’s services. These Rewards Dollars can be exchanged for free products and services or offset against future amounts payable by the customers. We characterize the associated costs as an expense.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

Revenue for pre-paid cards is recognized based on actual usage hours. In the event that such usage hours cannot be determined or reasonably estimated, revenue is deferred and recognized upon expiration of the pre-paid cards. The corresponding cost is recognized when incurred.

Commission revenues are generated from services rendered for arrangement of air travel, hotel rooms, car rental, vacation packages and cruises. Commission revenues are recognized upon completion of the arrangement service.

In November 2002, the EITF reached a consensus on Issue No. 00-21—Revenue Arrangement with Multiple Deliverables. Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provision of Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. On June 15, 2003, the Group considered the provisions of Issue No. 00-21 and concluded that the impact of the adoption did not have material effect on the Group’s Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flows.

Advertising

Advertising costs, primarily advertisements through mass media and billboards, are expensed when incurred. Advertising expense for the years ended December 31, 2004, 2005 and 2006 were S$4,280, S$3,194 and S$4,668 (US$3,043), respectively.

Research and development costs

Research and development costs are charged to operations as incurred.

Per share data

Basic net income per share is computed using the weighted average number of shares outstanding during the period. Diluted net income per share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of stock options granted and not yet exercised with an exercise price greater than the average fair market value for such respective period. All dilutive equivalent shares that have an antidilutive effect are excluded from the computation of net income per share.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, fixed deposits with financial institutions, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate fair value because of the short maturity of these instruments.

The aggregate net fair value of capital lease obligations of the Company which are not carried at fair value in the Consolidated Balance Sheet as at December 31, 2005 and 2006 is S$614 and S$298 (US$194), respectively. The fair values of these capital lease obligations are estimated using discounted cash flow analysis, based on their effective interest rates.

The carrying amount of the bank borrowings issued pursuant to the Group’s bank credit agreement approximates fair value due to its short-term maturity.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

Stock-Based Compensation Plans

Effective January 1, 2006, the Group adopted the provisions of SFAS No.123R—Share-Based Payment (“SFAS No. 123R”) and related interpretations in accounting for its employee stock-based compensation plans. Accordingly, stock compensation cost is measured on the date of grant, based on fair value which is estimated using the Black-Scholes option-pricing model. The compensation cost is amortized over the vesting period of the options.

As permitted by SFAS No. 123R, the Group has elected to apply the “modified prospective” method for the transition, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123R for all shared-based payments granted after the effective date and (b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date.

Prior to the adoption of SFAS No. 123R, the Group applied Accounting Principles Board Opinion No.25—Accounting for Stock Issued to Employees (“APB No. 25”) and related Interpretations, and provided the disclosures required under SFAS No. 123—Accounting for Stock Based Compensation (“SFAS No. 123”).

The following table illustrates the effect on net income and earnings per share for the corresponding period if the company had applied the fair value recognition provisions of SFAS No.123 to stock-based employee compensation:

	December 31,
	2004 Restated	2005 Restated

	S$	S$
Net income, as reported	10,302	10,944
Add(Deduct): Stock-based compensation expense included in reported net income, net of related tax effects	842	(109)
Deduct: Total stock based compensation expense determined under fair value based method of all awards, net of related tax effects	(5,041)	(2,464)

Pro forma net income	6,103	8,371

Basic net income per share
As reported	0.78	0.82
Pro forma	0.46	0.63
Diluted net income per share
As reported	0.77	0.82
Pro forma	0.45	0.63

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

The fair value of the share option granted is estimated on the date of grant using the Black Scholes option-pricing model. The option-pricing model requires the input of assumptions noted in the following table. The expected volatility assumption was determined using the historical volatility of the company’s shares. The expected holding period represents the period of time the options are expected to be outstanding and is based on historical trends. The following table presents the weighted-average assumptions used:

The Company	Date of Grant	Dividend yield	Expected Volatility	Risk-free interest rate (weighted average in %)	Expected holding period (weighted average in years)
1999 (3rd tranche) Share Option Plan	Jan 10, 2001	0%	140.09%	4.79%	2.94
1999 (4th tranche) Share Option Plan	Apr 10, 2001	0%	147.02%	4.27%	2.94
1999 (5th tranche) Share Option Plan	Aug 18, 2003	0%	134.94%	1.85%	2.76
1999 (6th tranche) Share Option Plan	Mar 25, 2004	0%	129.55%	1.56%	2.76
1999 (7th tranche) Share Option Plan	Nov 7, 2005	0%	116.37%	4.44%	1.76
1999 (8th tranche) Share Option Plan	Jan 18, 2006	0%	63.07%	4.35%	1.75

The table below summarized the weighted average fair value and exercise price of the stock options granted during the year.

	2004	2005	2006	2006
	S$	S$	S$	US$
Weighted average grant-date fair value of stock options granted during the year:
Where exercise price is higher than market price	12.06	6.02	—	—
Where exercise price is lower than market price	—	—	3.30	2.15

Weighted average exercise price of stock options granted during the year:
Where exercise price is higher than market price	16.92	10.69	—	—
Where exercise price is lower than market price	—	—	9.38	6.12

Recent Accounting Pronouncements

In June 2006, FASB ratified the consensus on EITF Issue No. 06-3—How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. EITF 06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to APB No. 22—Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FIN No. 48—Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109—Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 on January 1, 2007. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our consolidated financial statements.

In September 2006, FASB issued SFAS No. 157—Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 becomes effective for us on January 1, 2008. Upon adoption, the provisions of SFAS No. 157 are to be applied prospectively with limited exceptions. We are currently evaluating the potential impact, if any, that the adoption of SFAS No. 157 will have on our consolidated financial statements.

In September 2006, the FASB ratified EITF Issue No. 06-1—Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”(“EITF 06-1”). This guidance requires the application of EITF Issue No. 01-9—“Accounting for Consideration Given by a Vendor to a Customer” (“EITF 01-9”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end-customer. EITF 01-9 requires the consideration given to be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. We are currently evaluating the potential impact that adoption of this statement will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159—The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not believe the adoption of this SFAS will have significant impact on our consolidated financial statements.

4. RESTATEMENT

The Company has historically accounted for its investments in two entities using the equity method of accounting. During 2006, the Company determined that it had in fact majority voting control in both entities since January 2000. Consequently, the Company has restated its financial statements for the years ended December 31, 2000 through 2006 to consolidate the above entities in accordance with Statement of Financial Accounting Standards (“SFAS’) No. 94—Consolidation of All Majority-Owned Subsidiaries. In consolidating these entities, the Company assessed that it should bear losses in excess of the minority’s interest in the equity of these entities as the minority interests did not have a binding obligation to fund those losses.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

The effects of the restatement on the previously reported consolidated statements of operations and comprehensive income are as follows:

	Year Ended December 31, 2004			Year Ended December 31, 2005
	As previously reported	Adjust- ment	As restated	As previously reported	Adjust- ment	As restated
	S$	S$	S$	S$	S$	S$
Revenues
Dial-up access	$38,708	$—	38,708	$29,247	$—	$29,247
Broadband access	80,104	—	80,104	84,646	17	84,663
Leased line access	21,038	33	21,071	21,978	1,827	23,805
Value-added services/IP Services	18,364	184	18,548	25,361	388	25,749
Commission revenue	6,537	—	6,537	6,122	—	6,122
Other	5,008	242	5,250	3,063	478	3,541

	169,759	459	170,218	170,417	2,710	173,127
Cost of sales	76,243	215	76,458	80,263	2,074	82,337

Gross profit	93,516	244	93,760	90,154	636	90,790
Other operating costs and expenses
Selling, general and administrative expenses	70,998	445	71,443	70,336	418	70,754
Depreciation	8,519	508	9,027	7,675	405	8,080
Amortization of intangible assets	380	—	380	425	—	425
Allowance for doubtful accounts receivable	1,506	4	1,510	1,488	35	1,523

Total other operating costs and expenses	81,403	957	82,360	79,924	858	80,782

Operating income	12,113	(713)	11,400	10,230	(222)	10,008

Other income (expense)
Interest income	427	158	585	1,159	158	1,317
Interest expense	(141)	—	(141)	(147)	—	(147)
Gain on disposal of quoted investment	—	—	—	—	—	—
Equity in gain of unconsolidated affiliates	306	305	611	669	(186)	483
Foreign exchange loss	(425)	(65)	(490)	(66)	(110)	(176)
Others	347	487	834	1,404	484	1,888

Total other income	514	885	1,399	3,019	346	3,365

Income before income taxes and minority interest	12,627	172	12,799	13,249	124	13,373
Provision for income taxes	(3,143)	—	(3,143)	(2,083)	—	(2,083)

	9,484	172	9,656	11,166	124	11,290
Minority interest	(97)	—	(97)	(342)	—	(342)
Cumulative effect adjustment—net of tax	—	—	—	(4)	—	(4)

Net income before extraordinary item	9,387	172	9,559	10,820	124	10,944
Extraordinary item—net of tax of S$nil	743	—	743	—	—	—

	10,130	172	10,302	10,820	124	10,944

Other Comprehensive income
Foreign currency translation	77	22	99	(350)	6	(344)
Unrealised loss (net of income tax) in available-for-sale securities	(23)	—	(23)	(26)	—	(26)

Comprehensive income	$10,184	194	$10,378	$10,444	130	$10,574

Net income per share:
Basic—before extraordinary item	$0.71	$0.01	$0.72	$0.81	$0.01	$0.82
Extraordinary item	0.06	—	0.06	—	—	—

Basic—after extraordinary item	$0.77	$0.01	$0.78	$0.81	$0.01	$0.82

Diluted—before extraordinary item	$0.69	$0.02	$0.71	$0.81	$0.01	$0.82
Extraordinary item	0.06	—	0.06	—	—	—

Diluted—after extraordinary item	$0.75	$0.02	$0.77	$0.81	$0.01	$0.82

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

	Year Ended December 31, 2006
	As previously reported	Adjust- ment	As restated
	S$	S$	S$
Revenues
Dial-up access	$20,300	$1	$20,301
Broadband access	85,840	127	85,967
Leased line access	29,406	2,504	31,910
Value-added services/IP Services	41,368	344	41,712
Commission revenue	8,936	—	8,936
Other	2,963	352	3,315

	188,813	3,328	192,141
Cost of sales	95,701	2,024	97,725

Gross profit	93,112	1,304	94,416
Other operating costs and expenses
Selling, general and administrative expenses	78,654	919	79,573
Depreciation	7,370	137	7,507
Amortization of intangible assets	870	—	870
Allowance for doubtful accounts receivable	657	18	675

Total other operating costs and expenses	87,551	1,074	88,625

Operating income	5,561	230	5,791

Other income (expense)
Interest income	1,984	(17)	1,967
Interest expense	(233)	94	(139)
Gain on disposal of quoted investment	1	—	1
Equity in gain of unconsolidated affiliates	991	(194)	797
Foreign exchange gain	39	24	63
Others	341	36	377

Total other income	3,123	(57)	3,066

Income before income taxes and minority interest	8,684	173	8,857
Provision for income taxes	(2,775)	—	(2,775)

	5,909	173	6,082
Minority interest	(175)	—	(175)
Cumulative effect adjustment—net of tax	—	—	—

Net income before extraordinary item	5,734	173	5,907
Extraordinary item—net of tax of S$nil	20	—	20

	5,754	173	5,927

Other comprehensive income:
Foreign currency translation	(1,282)	509	(773)
Unrealized loss (net of income tax) in available-for-sale security	(5)	—	(5)

Comprehensive income	$4,467	682	$5,149

Net income per share:
Basic—before extraordinary item	$0.42	$0.01	$0.43
Extraordinary item	—	—	—

Basic—after extraordinary item	$0.42	$0.01	$0.43

Diluted—before extraordinary item	$0.41	$0.01	$0.42
Extraordinary item	—	—	—

Diluted—after extraordinary item	$0.41	$0.01	$0.42

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

The effects of the restatement on the previously reported consolidated balance sheets are as follows:

	December 31, 2005			December 31, 2006
	As previously reported	Adjust- ment	As restated	As previously reported	Adjust- ment	As restated
	S$	S$	S$	S$	S$	S$
Current assets:
Cash and cash equivalents	$58,421	$97	$58,518	$57,786	$35	$57,821
Fixed deposits with financial institutions	1,151	287	1,438	2,447	(35)	2,412
Accounts receivable, net of allowance for doubtful accounts	28,119	332	28,451	38,333	—	38,333
Receivables from related parties	498	1,557	2,055	374	—	374
Inventories	377	23	400	503	—	503
Prepaid expenses and other current assets	6,741	383	7,124	5,390	—	5,390
Deferred income taxes	1,828	—	1,828	1,566	—	1,566

Total current assets	97,135	2,679	99,814	106,399	—	106,399

Non-current assets:
Investments in unconsolidated subsidiary & affiliates	346	(344)	2	2	—	2
Long term investments	46	—	46	37	—	37
Fixed assets—net	18,040	1,110	19,150	19,007	—	19,007
Intangible assets	4,390	—	4,390	4,700	—	4,700
Goodwill	32,012	126	32,138	31,971	—	31,971
Long term receivables and loan receivable from unconsolidated affiliates	8,802	(6,312)	2,490	3,747	(553)	3,194
Deposits and other assets	294	86	380	327	—	327
Deferred income taxes	676	—	676	402	—	402

Total non-current assets	64,606	(5,334)	59,272	60,193	(553)	59,640

Total assets	$161,741	(2,655)	$159,086	$166,592	(553)	$166,039

Current liabilities:
Bank borrowings	$2,460	—	$2,460	$20	—	$20
Accounts payable	11,226	233	11,459	16,279	—	16,279
Payables to related parties	910	(5)	905	15	—	15
Accrued expenses and other current liabilities	29,998	643	30,641	26,649	—	26,649
Deferred income	7,384	—	7,384	7,727	—	7,727
Current portion of capital lease obligations	317	—	317	196	—	196
Income tax payable	3,892	—	3,892	3,660	—	3,660

Total current liabilities	56,187	871	57,058	54,546		54,546

Non-current liabilities:
Capital lease obligations, less current portion	297	—	297	102	—	102
Deferred income taxes	1,765	—	1,765	2,035	—	2,035

Total non-current liabilities	2,062	—	2,062	2,137	—	2,137

Minority interest	1,820	—	1,820	1,141	(553)	588
Shareholders’ equity
Ordinary shares, issued and outstanding	26,824	—	26,824	114,143	—	114,143
Additional paid-in capital	97,939	—	97,939	16,093	—	16,093
Accumulated other comprehensive income	990	(509)	481	(297)	—	(297)
Accumulated deficit	(24,081)	(3,017)	(27,098)	(21,171)	—	(21,171)

Total shareholders’ equity	101,672	(3,526)	98,146	108,768	—	108,768

Total liabilities and shareholders’ equity	$161,741	(2,655)	$159,086	$166,592	(553)	$166,039

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

The effects of the restatement on the previously reported consolidated statements of cash flows are as follows:

	Year Ended December 31, 2004			Year Ended December 31, 2005
	As previously reported	Adjust- ment	As restated	As previously reported	Adjust- ment	As restated
	S$	S$	S$	S$	S$	S$
Cash flows from operating activities:
Net income	$10,130	$172	$10,302	$10,820	$124	$10,944
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in gain of unconsolidated subsidiaries and affiliates	(306)	(305)	(611)	(669)	186	(483)
Allowance for doubtful accounts receivable	1,506	4	1,510	1,488	35	1523
Depreciation expense	8,519	508	9,027	7,675	405	8,080
Amortization of intangible assets	380	—	380	425	—	425
Gain on disposal of intangible assets	—	—	—	—	—	—
Loss on settlement of ARO liability	—	—	—	—	—	—
Minority interest	97	—	97	342	—	342
(Credit) provision for deferred income taxes	(123)	—	(123)	15	—	15
Realized gain on disposal of quoted investment	—	—	—	—	—	—
Loss on disposal of fixed assets	26	—	26	53	—	53
Write-off of fixed assets	21	—	21	4	—	4
Amortization (write back) of deferred compensation	842	—	842	(46)	—	(46)
Extraordinary item	(743)	—	(743)	—	—	—
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net	189	(41)	148	(2,523)	(307)	(2,830)
Balances with related parties	(111)	(65)	(176)	354	1,138	1,492
Inventories, net	(1)	(31)	(32)	80	12	92
Prepaid expenses and other current assets	820	(25)	795	(3,282)	(363)	(3,645)
Accounts payable	(3,642)	71	(3,571)	(506)	152	(354)
Other payables	2,350	(1)	2,349	(1,392)	(403)	(1,795)
Deferred income	3,315	—	3,315	1,790	—	1,790
Income tax payable	141	—	141	(753)	—	(753)

Net cash provided by operating activities	23,410	287	23,697	13,875	979	14,854

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

	Year Ended December 31, 2004			Year Ended December 31, 2005
	As previously reported	Adjust- ment	As restated	As previously reported	Adjust- ment	As restated
	S$	S$	S$	S$	S$	S$
Cash flows from investing activities:
Acquisition of fixed assets	(8,031)	(251)	(8,282)	(7,640)	(965)	(8,605)
Acquisition of a subsidiary, net of cash received	—	—	—	(2,124)	—	(2,124)
Acquisition of minority interest	(300)	—	(300)	—	—	—
Fixed deposit with maturity of more than 90 days	—	—	—	(1,151)	—	(1,151)
Proceeds from disposal of fixed assets	282	—	282	12	—	12
Proceeds from disposal of intangible assets	—	—	—	—	—	—
Proceeds from disposal of quoted equity investment	—	—	—	—	—	—
Purchase of intangible assets	(156)	—	(156)	(2,607)	—	(2,607)

Net cash used in investing activities	(8,205)	(251)	(8,456)	(13,510)	(965)	(14,475)

Cash flows from financing activities:
Proceeds from bank borrowings	14	—	14	5	—	5
Repayment of bank borrowings	(132)	—	(132)	(71)	—	(71)
Repayment of capital lease obligations	(465)	—	(465)	(502)	—	(502)
Proceeds from issuance of ordinary shares	1,618	—	1,618	656	—	656

Net cash provided by financing activities	1,035	—	1,035	88	—	88
Net increase (decrease) in cash and cash equivalents	16,240	36	16,276	453	14	467
Cash and cash equivalents at beginning of year	41,905	48	41,953	57,964	83	58,047
Effect of exchange rate changes on cash and cash equivalents cash equivalents	(181)	(1)	(182)	4	—	4

Cash and cash equivalents at end of year	$57,964	$83	$58,047	$58,421	$97	$58,518

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

	Year Ended December 31, 2006
	As previously reported	Adjust- ment	As restated
	S$	S$	S$
Cash flows from operating activities:
Net income	$5,754	$173	$5,927
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in gain of unconsolidated subsidiaries and affiliates	(991)	194	(797)
Allowance for doubtful accounts receivable	657	18	675
Depreciation expense	7,370	137	7,507
Amortization of intangible assets	870	—	870
Gain on disposal of intangible assets	(108)	—	(108)
Loss on settlement of ARO liability	54	—	54
Minority interest	175	—	175
(Credit) provision for deferred income taxes	805	—	805
Realized gain on disposal of quoted investment	(1)	—	(1)
Loss on disposal of fixed assets	373	3	376
Write-off of fixed assets	14	—	14
Amortization (write back) of deferred compensation	1,384	—	1,384
Extraordinary item	(20)	—	(20)
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net	(9,590)	(967)	(10,557)
Balances with related parties	790	(77)	713
Inventories, net	(112)	9	(103)
Prepaid expenses and other current assets	2,255	(425)	1,830
Accounts payable	4,392	330	4,722
Other payables	(4,578)	898	(3,680)
Deferred income	342	—	342
Income tax payable	(231)	(1)	(232)

Net cash provided by operating activities	9,604	292	9,896

Cash flows from investing activities:
Acquisition of fixed assets	(9,240)	(333)	(9,573)
Acquisition of a subsidiary, net of cash received	(1,095)	(352)	(1,447)
Acquisition of minority interest	—	—	—
Fixed deposit with maturity of more than 90 days	(1,296)	322	(974)
Proceeds from disposal of fixed assets	56	—	56
Proceeds from disposal of intangible assets	210	—	210
Proceeds from disposal of quoted equity investment	5	—	5
Purchase of intangible assets	—	—	—

Net cash used in investing activities	(11,360)	(363)	(11,723)

Cash flows from financing activities:
Proceeds from bank borrowings	23	—	23
Repayment of bank borrowings	(2,464)	—	(2,464)
Repayment of capital lease obligations	(317)	—	(317)
Proceeds from issuance of ordinary shares	4,089	—	4,089

Net cash provided by financing activities	1,331	—	1,331
Net increase (decrease) in cash and cash equivalents	(425)	(71)	(496)
Cash and cash equivalents at beginning of year	58,421	97	58,518
Effect of exchange rate changes on cash and cash equivalents	(210)	9	(201)

Cash and cash equivalents at end of year	$57,786	$35	$57,821

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

5. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Other operating expenses comprise the following:

	December 31,
	2004 Restated	2005 Restated	2006 Restated	2006 Restated
	S$	S$	S$	US$
Payroll and related staff costs	$50,304	$50,477	$53,027	$34,572
Sales and marketing expenses	5,468	4,856	5,246	3,420
Traveling expenses	1,299	1,423	1,870	1,219
Office expenses	9,684	9,582	11,479	7,484
Professional and consultancy fees	2,273	1,805	5,887	3,838
Research and development costs	530	508	113	73
Others	1,885	2,103	1,951	1,273

	$71,443	$70,754	$79,573	$51,879

Included in professional and consultancy fees are consultancy fees paid or payable to a subsidiary’s director-related company of S$72, S$24 and $49 (US$32) for the years ended December 31, 2004, 2005 and 2006, respectively.

Defined contribution costs, which are included in payroll and related staff costs, are S$2,698, S$2,339 and S$2,476 (US$1,614) for the years ended December 31, 2004, 2005 and 2006, respectively.

6. VALUATION AND QUALIFYING ACCOUNTS

Year Ended December, 31	Balance at Beginning of Period	Charged to Costs and Expenses	Due to acquisition of subsidiary	Deductions write-offs	Translation Difference	Balance at End of Period	Balance at End of Period
	S$	S$	S$	S$	S$	S$	US$
Allowance for doubtful accounts receivable
2004 (restated)	3,680	1,510	—	(1,657)	(386)	3,147	2,052
2005 (restated)	3,147	1,523	229	(1,360)	51	3,590	2,341
2006 (restated)	3,590	675	—	(1,271)	(261)	2,733	1,782

7. OTHERS

Others comprise the following:

	December 31,
	2004 Restated	2005 Restated	2006 Restated	2006 Restated
	S$	S$	S$	US$
Loss on disposal of fixed assets	$(26)	$(53)	$(376)	$(245)
Miscellaneous income	860	1,941	753	490

	$834	$1,888	$377	$245

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

8. INCOME TAXES

The components of deferred income taxes are as follows:

	December 31,
	2005 Restated	2006 Restated	2006 Restated
	S$	S$	US$
Deferred tax assets:
Uncollectible accounts receivable	$748	$471	$307
Fixed assets	61	15	10
Net operating loss and unabsorbed capital allowances carry forward	3,193	660	430
Others	1,457	1,086	709

	5,459	2,232	1,456
Valuation allowance	(2,955)	(264)	(172)

	$2,504	$1,968	$1,284

Deferred tax liabilities:
Fixed assets	$1,765	$1,668	$1,087
Others	—	367	240

	$1,765	$2,035	$1,327

Net deferred tax assets / (liabilities)	$739	$(67)	$(43)

The net change in the valuation allowance for the years ended December 31, 2004, 2005, and 2006, was a decrease of S$854, S$1,889 and S$2,691 (US$1,754), respectively.

The net operating losses and unabsorbed capital allowances carried forward for the years ended December 31, 2006 and 2005 amounted to S$2,690 (US$1,754) and S$16,455, respectively. These net operating losses and unabsorbed capital allowances pertain to operations in Hong Kong and Thailand in 2006 and arose from operations in Australia, Hong Kong, Thailand and Singapore in 2005.

Under Singapore tax law, net operating losses and unabsorbed capital allowances can be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Income Tax Act. Under both the Hong Kong and Australian tax laws, net operating losses and unabsorbed capital allowances can also be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Inland Revenue Ordinance and Income Tax Assessment Act, respectively. Singapore also has a loss-transfer system of group relief (group relief system). Under the group relief system, a company belonging to a group may transfer its current year unabsorbed trade losses and current year unabsorbed capital allowances to another company belonging to the same group, to be deducted against the assessable income of the latter company. Under the Philippine tax law, net operating losses can be carried forward to offset future taxable income from the entity that originally generated the loss for the three consecutive taxable years immediately following the year of loss, subject to the provision of the National Inland Revenue Code 1997 of the Philippines. Under Thailand tax laws, net operating losses can be carried forward for the five consecutive financial years immediately following the year of loss, subject to the provisions of the Thailand Revenue code. Under Malaysian tax laws, net operating losses and unabsorbed capital allowances can also be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Malaysian Income Tax Act.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

	December 31,
	2004 Restated	2005 Restated	2006 Restated	2006 Restated
	S$	S$	S$	US$
Pre-tax income (loss)
Singapore	$10,288	$8,143	$1,219	$795
Foreign :
Australia	1,158	3,410	4,354	2,839
Hong Kong	805	719	1,822	1,188
The Philippines	210	395	419	273
Malaysia	(140)	(87)	(81)	(53)
Thailand	649	615	840	548
India	(171)	178	284	186

	$12,799	$13,373	$8,857	$5,776

Income tax (expense) credit consists of the following:

	December 31,
	2004	2005	2006	2006
	S$	S$	S$	US$
Current:
Singapore	$(3,183)	$(1,919)	$(948)	$(618)
Foreign	(83)	(147)	(1,488)	(970)

	(3,266)	(2,066)	(2,436)	(1,588)

Deferred:
Singapore	$(2)	$(251)	$—	$—
Foreign	125	234	(339)	(221)

	123	(17)	(339)	(221)

	$(3,143)	$(2,083)	$(2,775)	$(1,809)

The reconciliation of tax computed by applying the statutory income tax rate to pre-tax income is:

	December 31,
	2004 Restated	2005 Restated	2006 Restated	2006 Restated
	S$	S$	S$	US$
Tax at Singapore statutory rate of 20.0% (2005: 20.0%, 2004: 20.0%)	$(2,560)	$(2,675)	$(1,771)	$(1,155)
Foreign tax rate differences	(189)	(434)	(583)	(380)
Expenses not deductible for tax purposes	(638)	(312)	(1,048)	(683)
Changes in valuation allowances	547	1,504	—	—
Tax-exempt income	—	—	257	168
Utilisation of previously unrecognized tax benefits	246	—	522	340
Others	(549)	(166)	(152)	(99)

	$(3,143)	$(2,083)	$(2,775)	$(1,809)

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

9. EXTRAORDINARY ITEM

In January 2004, a gain arising from the acquisition of the balance of 7.89% shareholding in Pacfusion from the minority shareholder whereby the fair value of the attributable tangible assets acquired is in excess of the cost of acquisition.

In February 2006, a gain arising from the acquisition of the balance of 7.50% shareholding in Safe2Travel from the minority shareholder whereby the fair value of the attributable tangible assets acquired is in excess of the cost of acquisition.

10. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,
	2005 Restated	2006 Restated	2006 Restated
	S$	S$	US$
Cash at financial institutions and on hand	$15,892	$14,962	$9,755
Short term deposits with financial institutions	42,626	42,859	27,943

	$58,518	$57,821	$37,698

11. FIXED DEPOSITS WITH FINANCIAL INSTITUTIONS

Fixed deposits with financial institutions amount to S$2,412 (US$1,572) and S$1,438 at December 31, 2006 and 2005, respectively, and relate to fixed deposits with maturity of more than 90 days but less than 12 months that earn interest at the prevailing short-term deposit rates. The carrying value of bank deposits approximates their fair values due to their short term maturity.

12. RELATED PARTY TRANSACTIONS

Prior to May 1999, the Company was a 74.99% owned subsidiary of SembCorp Ventures Pte Ltd (formerly known as Sembawang Ventures Pte Ltd). The Company’s intermediate parent companies at that point in time were Sembawang Corporation Ltd and SembCorp Industries Ltd.

In May 1999, the parent company, SembCorp Ventures Pte Ltd, diluted their shareholdings from 54.6% to 41.8%. Since then, SembCorp Ventures Pte Ltd and SembCorp Industries Ltd are considered as the former immediate parent company and former intermediate parent company, respectively. During the year ended December 31, 2003, SembCorp Ventures Pte Ltd further diluted their shareholdings in the Company from 41.8% to 30.8%. During the year ended December 31, 2004, SembCorp Ventures Pte Ltd further diluted their shareholdings in the Company from 30.8% to 29.2%.

In July 2005, Kingsville Capital Limited, completed its acquisition of SembCorp Ventures Pte Ltd’s entire shareholding in the Company. Kingsville Capital Limited represented a group of investors put together by Titan Capital Pte Ltd, an investment and financial advisory firm incorporated in Singapore. On September 29, 2005, Vantage Corporation Limited announced that it had entered into a sale and purchase agreement with Kingsville Capital Limited to acquire its entire equity interest in the Company for an aggregate consideration of US$30.5 million.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

On February 24, 2006, Vantage Corporation Limited completed its acquisition of Kingsville Capital Limited’s entire shareholding in the Company. On February 27, 2006, Vantage Capital Pte. Ltd., a wholly owned subsidiary of Vantage Corporation Limited acquired 50,000 ordinary shares in the Company from the open market which was later transferred to Vantage Corporation Limited. As at December 31, 2006, Vantage Corporation Limited beneficially owned 3,879,373 ordinary shares, which constituted approximately 28.12% of the Company’s total outstanding shares.

On February 27, 2006, UOB Asia Limited, for and on behalf of MediaRing Ltd (“MediaRing”), announced a Pre-Conditional Voluntary General Offer to acquire all the Company’s issued and outstanding shares, subject to the satisfaction of certain conditions (the “Offer”).

On May 12, 2006, upon the approval from the Infocomm Development Authority of Singapore and MediaRing’s shareholders, UOB Asia Limited, for and on behalf of MediaRing, announced that an offer to purchase had been dispatched to all registered shareholders and that accordingly, the Offer had commenced. On June 22, 2006, MediaRing revised the offer price from US$8.25 to US$9.50 per share. On July 11, 2006, the offer lapsed with less than 50% acceptances. MediaRing subsequently increased its shareholding in the Company from 651,572 ordinary shares to 4,056,163 ordinary shares, which constituted approximately 29.4% of the Company’s total outstanding shares as at December 31, 2006.

From official filings with the U.S. Securities and Exchange Commission, Connect Holdings Limited’s shareholding in the Company as at December 31, 2006 is 1,737,918 ordinary shares, which constituted approximately 12.6% of the Company’s total outstanding shares.

For the years ended December 31, 2004, 2005 and 2006, the Company provided Internet Access and related services amounting to S$45, S$ nil and S$nil (US$nil) respectively, to its former intermediate parent company.

For the years ended December 31, 2004, 2005 and 2006, Safe2Travel provided travel-related services amounting to S$159, S$149 and S$nil (US$nil) respectively, to the Group’s former intermediate parent company and other affiliated companies.

For the years ended December 31, 2004, 2005 and 2006, consultancy fees paid or payable by Safe2Travel amounted to S$72, S$27 and S$49 (US$32) respectively, to Safe2Travel’s Director-related company.

Receivables from Related Parties

The amount receivables are payable upon demand and interest-free.

Payables to Related Parties

Payables to affiliates are non-trade in nature, interest-free and have no fixed terms of repayment.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

13. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2005 Restated	2006 Restated	2006 Restated
	S$	S$	US$
Deposits	$3,018	902	$588
Prepaid expenses	2,630	2,955	1,927
Receivable from third parties	1,117	1,314	857
Other assets	359	219	142

	$7,124	$5,390	$3,514

Included in deposits at December 31, 2005 is an amount to be paid for the acquisition of T3, in relation to the contingent consideration of S$2,454 based on the achievement by T3 of earnings before interest and tax of A$1,000 in the first 12 months subsequent to acquisition. T3 achieved the specified performance target in 2006.

14. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARY AND AFFILIATES

On October 9, 1998 the Company entered into a non-binding Memorandum of Understanding (“MOU”) with Thakral Brothers (Pte) Ltd (“Thakral Brothers”) to enter into a strategic joint venture for the operation of an Internet-related and ISP business in India (the “India Joint Venture”). On February 5, 1999, PII was incorporated in India. On September 30, 1999, the Company acquired a 49.0% equity interest in PII. PII has obtained a nationwide license that allows it to provide public Internet access in any city in India. On February 28, 2001, the Company formally signed a joint venture agreement with an affiliate of Thakral Brothers. An increase in the Company’s shareholding in PII to 55% was completed on February 10, 2006. The Group has continued to account for PII using the equity method in accordance with EITF 96-16 as the minority shareholders have participative rights in certain financial and operating decisions of PII.

Summarized combined balance sheet and statement of operations for the unconsolidated subsidiary, PII, for 2006, after elimination of related intercompany transactions, are presented below.

	December 31,
	2006 Restated	2006 Restated
	S$	US$
Summarized Statement of Operations Information
Net Sales	$3,247	$2,117
Gross Profit	1,634	1,065
Net profit	519	338

Summarized Balance Sheet Information
Current assets	$2,662	$1,735
Non-current assets	226	147
Current liabilities	15,749	10,268

The Group has two unconsolidated affiliates, namely PWC and WNS. The Group has not acquired over 50% of the outstanding voting shares of PWC. WNS was not consolidated due to the minority shareholders of WNS possessing certain veto rights. These entities are accounted for under the equity method.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

Summarized combined balance sheet and statement of operations for PWC and WNS is presented below:

	December 31,
	2004 Restated	2005 Restated	2006	2006
	S$	S$	S$	US$
Summarized Statement of Operations Information
Net sales	$13,501	$17,513	$13,206	$8,610
Gross profit	5,339	5,848	4,169	2,718
Net profit	427	838	1,496	975

Summarized Balance Sheet Information
Current assets	$5,324	$7,043	$6,790	$4,427
Non-current assets	1,072	1,043	717	467
Current liabilities	24,290	25,141	9,734	6,347
Non-current liabilities	3,074	3,074	3,147	2,052

15. LONG TERM INVESTMENTS

The following table summarizes the Group’s long-term investments:

	December 31, 2006
	Cost	Gross Unrealized Loss	Impairment in value of investments	Carrying Value	Carrying Value
	S$	S$	S$	S$	US$
Quoted equity investments	$65	$(28)	$—	$37	$24
Unquoted equity investment	1,454	—	(1,454)	—	—

	$1,519	$(28)	$(1,454)	$37	$24

	December 31, 2005
	Cost	Gross Unrealized Loss	Impairment in value of investments	Carrying Value	Carrying Value
	S$	S$	S$	S$	US$
Quoted equity investments	$69	$(23)	$—	$46	$28
Unquoted equity investment	1,454	—	(1,454)	—	—

	$1,523	$(23)	$(1,454)	$46	$28

Unquoted equity investment is accounted for under the cost method. The investment comprises minority equity interests in a related Internet business incorporated in the United States of America. Management has assessed the Group’s investment in this entity and concluded that the investment is fully impaired, as there are indications that the entity is in financial difficulties.

Quoted equity investments are carried at fair value, with any unrealized gains and losses, net of applicable taxes, reported in a separate section of shareholder’s equity. Realized gains and losses are included in the statement of operations and are determined on a specific identification basis. Other than temporary declines in market value from the original cost are charged to the Consolidated Statement of Operations in the period in

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

which the loss occurs. These investments consist of equity interest in a telecommunication company and a bank incorporated in the Philippines. Proceeds from sale of available-for-sale securities in the year ended December 31, 2004, 2005 and 2006 were nil, nil and S$5 (US$3) respectively. The gross realized gain in the year ended December 31, 2004, 2005 and 2006 totaled nil, nil and S$1 (US$1) respectively.

16. FIXED ASSETS—NET

Fixed assets consist of the following:

	December 31,
	2005 Restated	2006	2006
	S$	S$	US$
Computer equipment and software	$61,191	$66,197	$43,159
Furniture and fixtures	2,292	2,566	1,673
Leasehold improvements	7,839	7,257	4,731
Office equipment	5,760	5,989	3,904
Motor vehicles	82	65	43
Telecommunication equipment	1,721	393	256
Construction-in-progress	1,711	773	505

	80,596	83,240	54,271
Less: accumulated depreciation	(61,446)	(64,233)	(41,879)

	$19,150	$19,007	$12,392

Fixed assets that are acquired under capital leases consist of the following:

	December 31,
	2005	2006	2006
	S$	S$	US$
Computer equipment and software	$2,641	$2,641	$1,722
Less: accumulated depreciation	(1,593)	(2,081)	(1,357)

	$1,048	$560	$365

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

17. INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31,
	2005	2006	2006
	S$	S$	US$
Cost
License fees	$3,165	$3,165	$2,063
Trademarks, service marks and domain name	468	1,784	1,164
Acquired customer list	8,669	8,533	5,563

	12,302	13,482	8,790
Accumulated Amortization
License fees	$(854)	$(1,142)	$(745)
Trademarks, service marks and domain name	(71)	(244)	(160)
Acquired customer list	(6,987)	(7,396)	(4,821)

	(7,912)	(8,782)	(5,726)

Net Carrying Value
License fees	$2,311	$2,023	$1,318
Trademarks, service marks and domain name	397	1,540	1,004
Acquired customer list	1,682	1,137	742

	$4,390	$4,700	$3,064

The amortization expense for the year ended December 31, 2006 and 2005 was S$870 (US$567) and S$425, respectively. The estimated amortization expense for the next five years is as follows:

For the year ending December 31,	S$	US$
2007	$940	$613
2008	913	595
2009	639	416
2010	452	294
2011	452	294

18. GOODWILL

	December 31,
	2005	2006	2006
	Restated S$	S$	US$
Goodwill	$55,476	$55,613	$36,258
Less: accumulated amortization	(23,338)	(23,642)	(15,414)

	$32,138	$31,971	$20,844

The Group reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142. The provisions

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

of SFAS No.142 require that a two-step impairment test be performed on goodwill. In the first step, the fair value of each reporting unit is compared to its carrying value. The reporting units are consistent with the reportable segments identified in Note 27. Fair value of the reporting units is determined using the income approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is required. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the Group performs the second step, which is determining the implied fair value of the reporting unit’s goodwill, and comparing it to the carrying value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded. The Group completed the annual impairment test in 4th quarter of 2006 and determined that goodwill was not impaired.

The changes in carrying amount of goodwill for the years then ended are as follows:

	Carrying Amount	Carrying Amount
	Restated	Restated
	S$	US$
December 31, 2006
Balance at January 1, 2006	$32,138	$20,953
Arising from acquisition of /additional investment in subsidiaries	63	41
Translation adjustment	(230)	(150)

Balance at December 31, 2006	$31,971	$20,844

December 31, 2005
Balance at January 1, 2005	$28,332	$18,472
Arising from acquisition of a subsidiary	4,063	2,648
Translation adjustment	(257)	(167)

Balance at December 31, 2005	$32,138	$20,953

Goodwill attributable to operating segments for the years ended December 31, 2005 and December 31, 2006 are as follows:

	December 31, 2006
	Access	Travel	Consolidated
	Restated		Restated
Balance at January 1, 2005	$20,633	$7,699	$28,332
Arising from acquisition of a subsidiary	4,063	—	4,063
Translation Adjustment	(257)	—	(257)

Balance at December 31, 2005	24,439	7,699	32,138
Arising from acquisition of / additional investment in subsidiaries	688	(625)	63
Translation Adjustment	(230)	—	(230)

Balance at December 31, 2006	$24,897	$7,074	$31,971

The increase in goodwill in 2006 mainly arises from the additional investments in PDSI and the finalization of fair value of net assets of T3 during the year.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

19. LONG TERM RECEIVABLES AND LOAN RECEIVABLE FROM UNCONSOLIDATED AFFILIATES

Long term receivables and loan receivable from PWC and WNS are unsecured, interest free, and not expected to be repaid within one year.

20. BANK BORROWINGS

	December 31,
	2005	2006	2006
	S$	S$	US$
Secured	$21	$20	$13
Short-term loan, unsecured	2,439	—	—

	$2,460	$20	$13

As of December 31, 2005 and 2006, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks, of S$26,563 and S$15,450 (US$10,073) respectively. The weighted average interest rate was 11.67% per annum. Total unused credit facilities available to the Group as of December 31, 2005 and 2006 were S$16,779 and S$8,051 (US$5,249), respectively.

As of December 31, 2006, bank borrowings of S$20 (US$13) were secured by motor vehicle of PDSI with net book value of S$28 (US$18). The weighted average interest rate was 10.08% (2005: 9.78%) per annum.

21. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities are as follows:

	December 31,
	2005	2006	2006
	Restated S$	Restated S$	Restated US$
Accrued payroll	$5,726	$4,393	$2,864
Accrued operating expenses	17,853	17,374	11,327
Deposits received	2,814	2,690	1,754
Other payables	4,248	2,192	1,430

	$30,641	$26,649	$17,375

22. DEFERRED INCOME

Deferred income consists of the following:

	December 31,
	2005	2006	2006
	S$	S$	US$
Deferred registration fees	$777	$781	$509
Advanced billings	6,607	6,946	4,528

	7,384	7,727	5,037

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

23. LEASES

	December 31,
	2005	2006	2006
	S$	S$	US$
Current portion of capital lease obligations	$317	$196	$128
Non-current portion of capital lease obligations	297	102	66

	$614	$298	$194

The Company leases its corporate offices under non-cancelable operating leases, which expire in 2009. The Company has the option to extend each of these leases for an additional three years.

Operating leases also include international leased lines with cancelable and non-cancelable leases expiring at various dates through 2009. The lease agreements do not include renewal options.

Future minimum lease payments for capital leases and operating leases with initial or remaining terms of one year or more are as follows as of December 31, 2006.

	Capital Leases		Operating Leases
	S$	US$	S$	US$
Year Ended December 31:
2007	208	136	7,046	4,594
2008	104	68	3,578	2,333
2009	—	—	1,358	885

Total minimum lease payments	312	204	11,982	7,812

Less amount representing interest	(14)	(10)

Present value of net minimum lease payments	298	194
Less non-current portion	(102)	(66)

Current portion of capital lease obligation	$196	$128

The operating leases expenses of the Group are as follows:-

	December 31,
	2004 Restated	2005 Restated	2006 Restated	2006 Restated
	S$	S$	S$	US$
International leased lines	$7,195	$6,397	$6,315	$4,117
Office and equipment rental	3,708	3,750	5,131	3,344
Broadband leases	17,194	17,160	66,539	43,382
Corporate trunk line leases	5,435	5,330	24,700	16,105
Other operating leases	1,682	1,035	2,133	1,391

	$35,214	$33,672	$104,818	$68,339

Rental payments under operating leases are expensed on a straight line basis over the periods of the respective lease.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

24. SHARE CAPITAL

The Company completed its first and second offerings (collectively known as the “offerings”) of common stock on February 5, 1999 and May 20, 1999, respectively. The Company sold an aggregate of 2,500,000 shares in the offerings and received net proceeds after offerings expenses amounting to approximately S$76,300.

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares in the Company carry one vote per share without restriction.

Effective January 30, 2006, the Company was subject to the amendments promulgated under the Singapore Companies (Amendment) Act 2005. These amendments included the abolition of the concepts of “par value” and “authorized share capital”. The relevant amendments have resulted in all ordinary shares being recorded with no par value.

The amendments do not affect the actual number of ordinary shares issued and the paid-in capital of the Company. As a result of the abolition of the concept of “par value”, a significant portion of the additional paid-in capital amounting to S$86,552 (US$56,430) became part of the share capital account as at December 31, 2006 and increased the share capital account on that date to S$114,143 (US$74,419). The remaining balance of S$16,093 (US$10,492) in the additional paid-in capital comprised mainly deferred compensation expense for stock options.

25. ASSET RETIREMENT OBLIGATION

The Group leases various operating facilities in Asia and has renovated the premises as well as installed various fixtures in the premises. According to the lease contracts, the Group is legally required to restore the premises back to its original condition at the end of the lease. The Group recognized the fair value of liabilities for asset retirement obligation and capitalized that cost as part of the cost basis of leasehold improvements and depreciates it on a straight line bases over 2 to 5 years. The following table describes all changes to the Group’s asset retirement obligation liability, recorded as part of accrued expenses and other current liabilities:

	December 31,
	2005	2006	2006
	S$	S$	US$
Balance at beginning of year	$324	$397	$259
Liabilities incurred	49	181	118
Liabilities settled	(2)	(28)	(18)
Translation difference	—	(3)	(2)
Accretion expense	26	19	12

Balance at end of year	$397	$566	$369

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

26. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the components of accumulated other comprehensive income (loss):

	December 31,
	2005	2006	2006
	Restated
	S$	S$	US$
Foreign currency translation	$558	$(215)	$(140)
Net unrealized loss in available-for-sale securities	(77)	(82)	(54)

	$481	$(297)	$(194)

27. DECLARATION OF DIVIDENDS

In a general meeting, the Company may, by ordinary resolution, declare dividends but no dividend will be payable in excess of the amount recommended by the directors. Singapore law allows dividends to be paid only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore. As the Company is incorporated in Singapore, all dividends declared will be denominated in Singapore currency. The Company has not declared any dividends to date. The amount of the Company’s retained earnings available for distribution was approximately S$8,757 (US$5,709). The Group does not anticipate paying cash dividends in the foreseeable future.

28. SEGMENT REPORTING

In accordance with SFAS No. 131—Disclosures about Segments of an Enterprise and Related Information, certain information should be disclosed based on the financial information management analyzes for making operating decisions and assessing performance. The Group operates in three reportable segments as each of these segments offers different products and services:

•	Internet Access and Internet Services

•	e-Commerce Services

•	Travel-related Services

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

INTERNET ACCESS AND INTERNET SERVICES (“ACCESS”). This segment includes all Internet access services such as dial-up, leased lines, broadband, value added services and all other Internet access-related services.

E-COMMERCE SERVICES (“E-COMMERCE”). This segment includes e-commerce services, website content and community related services as well as application development services.

TRAVEL-RELATED SERVICES (“TRAVEL”). This segment includes services provided by a “brick-and-mortar” travel agent, such as air ticketing, tours, hotels and other travel-related services.

December 31, 2004 (Restated)	Access	e-commerce	Travel	Reconciling items	Consolidated
Revenue
Unaffiliated customers	$162,631	$1,050	$6,537	$—	$170,218
Intersegment	—	—	13	(13)	—

Total revenues	162,631	1,050	6,550	(13)	170,218
Depreciation & amortization	(9,025)	(309)	(73)	—	(9,407)
Other operating expenses	(141,920)	(1,703)	(5,801)	13	(149,411)
Interest income	516	5	64	—	585
Interest expense	(134)	(7)	—	—	(141)
Equity in profit of unconsolidated affiliates	611	—	—	—	611
Other non-operating (expense) income	345	(97)	96	—	344
Income tax expenses	(3,004)	(2)	(137)	—	(3,143)
Minority interest	(50)	(47)	—	—	(97)
Extraordinary item	743	—	—	—	743

Segment P&L	$10,713	$(1,110)	$699	$—	$10,302

Total assets	$110,659	$4,420	$26,174	$—	$141,253

Expenditures for long-lived assets	$8,385	$—	$37	$—	$8,422

December 31, 2005 (Restated)	Access	e-commerce	Travel	Reconciling items	Consolidated
Revenue
Unaffiliated customers	$166,995	$10	$6,122	$—	$173,127
Intersegment	—	—	25	(25)	—

Total revenues	166,995	10	6,147	(25)	173,127
Depreciation & amortization	(8,294)	(161)	(50)	—	(8,505)
Other operating expenses	(148,028)	(392)	(6,219)	25	(154,614)
Interest income	1,182	9	126	—	1,317
Interest expense	(136)	(11)	—	—	(147)
Equity in loss of unconsolidated affiliates	483	—	—	—	483
Other non-operating income	1,463	32	217	—	1,712
Income tax expenses	(1,931)	—	(152)	—	(2,083)
Cumulative effect adjustments	(4)	—	—	—	(4)
Minority interest	(338)	(4)	—	—	(342)

Segment P&L	$11,392	$(517)	$69	$—	$10,944

Total assets	$126,619	$3,685	$28,782	$—	$159,086

Expenditures for long-lived assets	$16,509	$363	$36	$—	$16,908

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

December 31, 2006 (Restated)	Access	e-commerce	Travel	Reconciling items	Consolidated
Revenue
Unaffiliated customers	$183,194	$11	$8,936	$—	$192,141
Intersegment	—	4	29	(33)	—

Total revenues	183,194	15	8,965	(33)	192,141
Depreciation & amortization	(8,279)	(61)	(37)	—	(8,377)
Other operating expenses	(171,364)	(165)	(6,476)	33	(177,972)
Interest income	1,747	12	208	—	1,967
Interest expense	(84)	(55)	—	—	(139)
Equity in (loss) profit of unconsolidated affiliates	797	—	—	—	797
Other non-operating income	444	(227)	223	—	440
Income tax expenses	(2,268)	—	(507)	—	(2,775)
Minority interest	(181)	6	—	—	(175)
Extraordinary item	—	—	20	—	20

Segment P&L	$4,006	$(475)	$2,396	$—	$5,927

Total assets	$127,957	$3,490	$34,592	$—	$166,039

Expenditures for long-lived assets	$10,225	$—	$36	$—	$10,261

Inter segment sales and transfers were accounted as if the sales or transfers were to third parties, that is, at current market prices.

The e-commerce and travel segment relate solely to the geographical area of Singapore.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

	December 31,
	2004	2005	2006	2006
	Restated	Restated	Restated	Restated
	S$	S$	S$	US$
Geographical area
Net revenues :
Singapore (a) :
Unaffiliated customers	$81,184	$72,038	$71,609	$46,687
Intercompany	1,003	458	321	209

Hong Kong (b) :
Unaffiliated customers	33,797	35,910	36,244	23,630
Intercompany	51	40	110	72

Australia (b) :
Unaffiliated customers	41,881	50,380	64,462	42,028
Intercompany	45	140	214	140

Philippines (b) :
Unaffiliated customers	11,896	10,864	9,319	6,076
Intercompany	16	64	1	1

Malaysia (b) :
Unaffiliated customers	1,001	1,225	1,107	722
Intercompany	—	40	158	103

Thailand (b) :
Unaffiliated customers	459	2,710	9,400	6,128

	171,333	173,869	192,945	125,796
Elimination	(1,115)	(742)	(804)	(525)

	$170,218	$173,127	$192,141	$125,271

Long-lived Assets
Singapore
— Fixed assets, net	$7,784	$6,958	$7,123	$4,644
— Intangibles and goodwill, net	7,845	10,009	9,095	5,930

Hong Kong
— Fixed assets, net	3,907	5,395	3,750	2,445
— Intangibles and goodwill, net	8,160	8,160	9,270	6,043

Australia
— Fixed assets, net	4,337	4,282	4,935	3,217
— Intangibles and goodwill, net	12,213	17,410	17,091	11,143

Philippines
— Fixed assets, net	1,713	1,307	1,101	718
— Intangibles and goodwill, net	549	823	1,089	710

Malaysia
— Fixed assets, net	119	98	691	451

Thailand
— Fixed assets, net	553	1,110	1,407	917
— Intangibles and goodwill, net	126	126	126	82

	$47,306	$55,678	$55,678	$36,300

Net (liabilities)/assets of significant operations outside Singapore
Hong Kong	1,073	1,868	3,001	1,957
Australia	18,283	21,008	23,584	15,376
Philippines	(763)	69	958	625
Thailand	(220)	199	1,276	832

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

(a)	Reportable segments of the geographical area of Singapore include Access, Travel and E-commerce segments. Travel and E-commerce segment information have been disclosed in the above table by Reportable Segment. Access segment net revenues for the Singapore geographical area is as follows:

	December 31,
	2004	2005	2006	2006
	S$	S$	S$	US$
Unaffiliated customers	$73,597	$65,906	$62,662	$40,854
Intercompany	1,003	458	321	209

(b)	Reportable segment of geographic areas of Hong Kong, Australia, Philippines, Malaysia and Thailand is the Access segment.

29. STOCK OPTION PLAN

The Group has three fixed stock option plans under which it may grant options to certain employees, directors, officers and consultants of the Group to subscribe for shares of the Company.

The 1998 Employees’ Share Option Plan was established by the Company in November 1998 and became effective upon the Company’s initial public offering. Options to purchase up to 1,500,000 shares were granted, of which 1,498,500 were accepted, at an exercise price equal to the initial public offering price of US$17.00 per share and no amounts applicable thereto are reflected in the Consolidated Statement of Operations. The 1998 Employees’ Share Option Plan expired in financial year 2004.

In November 1999, the Company established the 1999 Share Option Plan. As of December 31, 2006, a total of eight tranches were granted under the aforesaid plan, namely, on November 10, 1999, April 25, 2000, January 10, 2001, April 10, 2001, August 18, 2003, March 25, 2004, November 7, 2005 and January 18, 2006 respectively. The exercise price is the average of the officially quoted closing price of the Company’s shares on the NASDAQ’s National Market System for the five trading days immediately preceding the date of grant, which was determined to be US$32.48, US$25.60, US$3.60, US$3.09, S$11.22, S$16.92, S$10.69 and S$9.38 (US$6.12) per share for the respective eight tranches. As of December 31, 2006, options to subscribe for an aggregate of 4,117,750 shares have been granted under this plan, of which 3,871,800 were accepted.

As at December 31, 2006, options to subscribe for 980,314 shares under the 1999 Share Option Plan have been exercised by employees. An aggregate 591,436 stock options remains outstanding as of the aforesaid date.

The first, second, third and fourth tranches of options expired during financial year 2004, 2005 and 2006 respectively.

The vesting schedule for 1998, 1999 (1st, 2nd, 3rd and 4th tranche) is as follows:

(i) 25% of the Options vested and became exercisable on the first anniversary of the date of grant;

(ii) an additional 25% of the Options vested and became exercisable on the second anniversary of the date of grant; and

(iii) the remaining 50% of the Options vested and became exercisable on the third anniversary of the date of grant.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

The vesting schedule for 1999 (5th and 6th tranche) is as follows:

(i) 33% of the Options vested and became exercisable on the first anniversary of the date of grant;

(ii) an additional 33% of the Options vested and became exercisable on the second anniversary of the date of grant; and

(iii) the remaining 34% of the Options vested and became exercisable on the third anniversary of the date of grant.

During 2005, the Compensation & Administrative Committee (“CAC”) approved and authorized the acceleration of the vesting date of 5th and 6th tranche to November 8, 2005. The remaining 34% (5th tranche) and 67% (6th tranche) of the Options vested and became exercisable on November 8, 2005.

The vesting schedule for 1999 (7th tranche) is as follows:

(iv) 33% of the Options vested and became exercisable on the date of grant;

(v) an additional 33% of the Options will vest and become exercisable on the first anniversary of the date of grant; and

(vi) the remaining 34% of the Options will vest and become exercisable on the second anniversary of the date of grant.

The vesting schedule for 1999 (8th tranche) is as follows:

(vii) 33.33% of the Options vested and became exercisable on the date of grant;

(viii) an additional 33.33% of the Options will vest and become exercisable on the first anniversary of the date of grant; and

(ix) the remaining 33.33% of the Options will vest and become exercisable on the second anniversary of the date of grant.

As a result of the general offer made by MediaRing Ltd on May 12, 2006 to purchase for cash all the issued ordinary shares of the Company at US$8.25 per share, all of the outstanding options granted pursuant to the 1999 share option plan became fully vested and immediately exercisable. A total stock-based compensation expense of $870 was recorded on this date.

In August 2000, a subsidiary of the Company, Pacfusion Limited (“PF”) established the 2000 Equity Incentive Plan. Options to subscribe for up to 4,471,800 shares were granted on 8 August 2000 to employees and non-employees of PF at an exercise price of US$0.59 per share of which 4,227,000 were accepted. Options to subscribe for up to 295,800 shares were granted on 16 November 2000 to employees of PF at an exercise price of US$0.59 per share of which 230,800 were accepted.

The Board and the CAC authorized the termination of the EIP, with effect from March 7, 2005. Subsequent to the termination, all the options under the EIP were cancelled.

The vesting schedule of the options granted under the 2000 Equity Incentive Plan is as follows:

(i) 25% of the Options vested and became exercisable on the earlier of the date which is five years after the grant date and the first date upon which the shares of PF are listed or approved for listing (the earlier of such dates being the ‘Initial Vesting Date’);

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

(ii) an additional 25% of the Options vested and became exercisable on the first anniversary of the Initial Vesting Date; and

(iii) the remaining 50% of the Options vested and became exercisable on the second anniversary of the Initial Vesting Date.

Presented below is a summary of the Group’s stock option activity:

	Shares	Exercise Price Range (S$)	Weighted- Average Exercise Price (S$)
Balance, January 1, 2004	1,829,525	5.60 – 54.40	22.92
Granted and Accepted	766,000	16.92	16.92
Exercised	(259,487)	5.60 – 11.22	6.46
Forfeited / Cancelled / Expired	(870,560)	6.24 – 54.40	35.24

Balance, December 31, 2004	1,465,478	5.60 – 43.62	15.37
Granted and Accepted	279,100	10.69	10.69
Exercised	(118,069)	5.60 – 11.22	5.93
Forfeited / Cancelled / Expired	(590,780)	6.24 – 43.62	19.09

Balance, December 31, 2005	1,035,729	5.60 – 16.92	13.07
Granted and Accepted	58,650	9.38	9.38
Exercised	(383,133)	5.60 – 11.22	10.68
Forfeited / Cancelled / Expired	(119,810)	6.24 – 16.92	12.73

Balance, December 31, 2006	591,436	10.69 – 16.92	14.32

The exercise prices are denominated in US$ and S$. The above information has been translated at rates approximating dates of transactions.

Presented below is a summary of the Group’s outstanding stock options as of December 31, 2006:

	Options outstanding						Options exercisable
Range of Exercise Prices	Number Outstanding at Dec 31, 2006	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price		Aggregate Intrinsic Value (S$’000)		Number Exercisable at Dec 31, 2006	Weighted- Average Exercise Price		Aggregate Intrinsic Value (S$’000)
S$11.22	73,040	1.63	S$	11.22	S$	222	73,040	S$	11.22	S$	222
S$16.92	338,000	2.23	S$	16.92		Out of money	338,000	S$	16.92		Out of money
S$10.69	180,396	3.84	S$	10.69	S$	644	180,396	S$	10.69	S$	644

	591,436						591,436

The intrinsic value is determined by the difference between the closing share price of S$14.26 as of December 31, 2006 and the grant price. The aggregate intrinsic value in the table above represents the amount that would have been received by the option holders had all option holders exercised their options.

Until December 31, 2005, the Group has elected to use the intrinsic value method prescribed in APB No. 25 to account for options issued to employees and SFAS No. 123 for options granted to non-employees under its stock-based compensation plans.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

According to APB No. 25, the difference between the option exercise price and the quoted market price of the Company’s shares or unquoted valuation price of PacFusion Limited’s shares on grant date is recognized as compensation cost based on a straight line basis over the requisite service period for each separately vesting portion of the awards. Such compensation cost recognized (written back) by the Group in 2004 and 2005 relating to both the 1999 Share Option Plan and 2000 Equity Incentive Plan was S$616 and (S$154).

During the years ended December 31, 2004 and 2005, 59,000 and 27,800 options were granted to non-employees, all of which were accepted. In accordance with SFAS No. 123’s fair value method, for the years ended December 31, 2004 and 2005, compensation cost of S$226 and S$45 were recognized. Fair value was computed using the Black-Scholes Option Pricing Model.

Effective January 1, 2006, the Group adopted the provisions of SFAS No.123R to account for the compensation costs for its share-based payments. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Through the end of December 2005, the Company recognized stock-based compensation costs, in the pro forma presentation, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award in accordance with the accelerated recognition method specified in FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan” (“FIN 28”). Subsequent to the adoption of SFAS No.123R, awards granted before January 1, 2006 and not vested as of that date continue to be expensed, net of an estimated forfeiture rate, in accordance with the provisions of FIN 28. The Group recognizes compensation cost for awards granted after January 1, 2006, net of an estimated forfeiture rate, under the accelerated recognition method specified in FIN 28.

As a result of adopting SFAS No.123R on January 1, 2006, the Group’s net income for the year ended December 31, 2006 is S$1,290 (US$841) lower than if it had continued to account for share-based compensation under APB No. 25. In addition, the Group’s basic and diluted net income per share for the year ended December 31, 2006 are S$0.095 (US$0.062) and S$0.092 (US$0.060) lower than if it had continued to account for share-based compensation under APB No. 25.

During the year ended December 31, 2006, 58,650 shares were granted to employees and nil for non-employees. In accordance with SFAS No. 123R’s fair value method, compensation cost of S$1,230 and S$66 were recognized for options granted to employees and non-employees, respectively.

Pursuant to a service contract entered into with the Company in respect of his appointment as President, Chief Executive Officer and Director, Phey Teck Moh commenced employment with the Company on January 16, 2006. Under the service contract, Mr Phey is entitled to (i) participate in stock option or other incentive programs available to officers or employees of the Company, pursuant to which he has received an initial grant of 58,650 share options under the Company’s 1999 Share Option Plan; and (ii) subject to approval by the Company’s Board of Directors and shareholders at the annual general meeting of the Company in 2006, shares of restricted common stock of the Company in the equivalent of S$350,000, or if approval is not obtained, the equivalent in a substitute incentive plan is to be provided.

On November 16, 2006, Mr Phey and the Company entered into a Deed of Addendum to his service contract whereby in lieu of Mr Phey being granted shares of restricted stock as originally contemplated in his service contract, he would instead be issued ordinary shares of the Company of a number equivalent to S$350,000 at a grant price of S$9.38 per share to be issued over a period of 4 years commencing from 2007 subject to there always being a valid shareholders mandate in force at the relevant time.

An amount of S$87 was charged to Statements of Operations in accordance to SFAS No. 123R.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

The total stock-based compensation cost recognized (written back) by the Group for the years ended December 31, 2004, 2005 and 2006 were S$842, (S$109) and S$1,384 (US$902), respectively.

Certain stock option awards granted after January 18, 2001 are variable accounted for in accordance with EITF 00-23—Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31. The total compensation expense recognized (written back) in 2004, 2005 and 2006 in relation to these outstanding options are S$240, (S$127) and S$nil.

30. LEGAL PROCEEDINGS

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

Class Action Lawsuit

On December 6, 2001, a class action lawsuit (“IPO Allocation Suit”) was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company’s former directors and officers as well as against the underwriters who handled the Company’s February 5, 1999 initial public offering (“IPO”). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company’s securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company’s IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the “MOU”) reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement (“Settlement”), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement’s terms on July 14, 2004.

On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15,

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notice of the settlement to be provided to the settlement class, and (iii) a final fairness hearing.

On August 31, 2005, the Court issued a preliminary order approving the modifications to the Settlement and certifying the settlement classes. The Court also set a deadline of January 15, 2006 for mailing of the class notice, publication of the advertisements in various U.S. newspapers. The class members had until March 24, 2006, to exclude themselves from the settlement and to file objections or comments on the settlement. Those who elected to exclude themselves from the settlement may initiate their own claims against the issuer defendants. Of the approximately 17 million class members, roughly 1,093 sought exclusion from the proposed Settlement and 150 filed objections.

As part of the Settlement, the settling issuers were required to assign to the plaintiffs certain claims they had against their underwriters (“Assigned Claims”). To preserve these claims while the proposed Settlement was pending the Court’s final approval, the settling issuers sought tolling agreements from the underwriters. In the event that an underwriting defendant would not enter a tolling agreement, under the terms of the proposed Settlement agreement, the settling issuer conditionally assigned the claims to a litigation trustee. Before the expiration of any relevant statutes of limitations, the litigation trustee filed lawsuits against the various issuers’ respective underwriters alleging the Assigned Claims. One of the Company’s underwriters refused to enter into a tolling agreement. Accordingly, the Company conditionally assigned claims against that underwriter and the litigation trustee filed a lawsuit to preserve those claims. On February 24, 2006, the Court dismissed, with prejudice, the Assigned Claims brought by the litigation trustee against the underwriters on statute of limitations grounds. The plaintiffs have appealed the Court’s decision. Because the Assigned Claims were part of the consideration contemplated under the Settlement, it is unclear how the Court’s recent decision will impact the Settlement and the Court’s final approval of it.

On April 24, 2006, the Court held a hearing in connection with a motion for final approval of the proposed Settlement. The Court did not rule on the fairness of the Settlement at the hearing. Despite the preliminary approval of the Settlement, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding and discovery has commenced. The parties are also in the midst of class certification issues. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases “focus cases” intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants appealed that decision to the United States Court of Appeals for the Second Circuit. On December 5, 2006, the Court of Appeals issued its opinion, reversing Judge Scheindlin’s order granting class certification. The Court of Appeals also found that the plaintiffs in those cases cannot satisfy certain elements required for class actions. Plaintiffs filed a petition for rehearing and rehearing en banc of the Second Circuit’s decision, which the appellate court denied on April 6, 2007.

In light of the Second Circuit’s decision, the district court has held several conferences with the parties to discuss how the litigation will proceed. During a conference on May 30, 2007 before Judge Scheindin, plaintiffs orally moved for class certification based on two new proposed classes. Plaintiffs will file their opening brief on the motion to certify the classes in the next several months. Although it is not clear at this stage how the litigation

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

will proceed, the outcome of the Second Circuit’s December 5 decision, will likely impact the final approval of the proposed Settlement in its current form.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been subject to discovery obligations that non-focus case issuers are not be subject to. .

The Second Circuit’s ruling concerning its December 5, 2006 opinion will likely impact the proposed Settlement as well as Plaintiffs’ case against the Company. However, the Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the case proceeds or the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. The litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit and therefore, no accrual has been made. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

31. PER SHARE DATA

The following table sets forth the weighted-average shares used in the computation of basic and diluted earning per share:

	December 31,
	2004	2005	2006
Weighted average shares outstanding-basic	13,238,793	13,339,896	13,607,184
Effect of dilutive stock options	190,822	44,810	462,871

Shares used for diluted earnings per share	13,429,615	13,384,706	14,070,055

32. GUARANTEES

As of December 31, 2006, the Company has issued the following guarantees to third parties on behalf of its subsidiaries and believes that the risk involved is minimal.

(i) A corporate guarantee of S$8,300 (US$5,411) (2005: S$8,300) to a bank in respect of banking facilities extended to Safe2Travel amounting to S$4,000 (US$2,608) (2005: S$8,000) of which S$3,847(US$2,508) (2005: S$3,273) has been utilized.

(ii) A corporate guarantee of S$1,592 (US$1,038) (2005: S$1,290) to a bank in respect of renewal of banking facilities extended to PI HK amounting to S$1,592 (US$1,038) (2005: S$1,290) of which S$597 (US$389) (2005: S$645) has been utilized.

(iii) A pledge of fixed deposits in an amount not exceeding S$3,200 (US$2,086) was given to a bank on behalf of Safe2Travel in support of the issuance of a letter of credit (“LC”) by the bank on behalf of Safe2Travel to Air New Zealand pursuant to a charter contract entered into between Safe2Travel and Air New Zealand. The LC expired on or before 20 January 2007.

Pacific Internet Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

33. SUBSEQUENT EVENTS

On January 11, 2007, Pacfusion Limited was officially dissolved.

On February 12, 2007, Pacific Adaro (Barbados) Limited was incorporated in Barbados (“Pacific Adaro”). Pacific Adaro had an issued and paid-up capital of US$2 divided into 2 common shares of US$1 each. Pacific Adaro is an investment holding company.

On February 22, 2007, the Company announced the appointment of three new independent directors who would be appointed to its Audit Committee, Compensation & Administrative Committee and Nominating/Corporate Governance Committee.

On March 27, 2007, PITH completed the acquisition of CAT’s entire shareholding, excluding those shares held by its employees, in WNS. S$700 (US$457) was paid for in cash to CAT. Consequently, PITH’s shareholding in WNS increased from 67.31% to 99.31%.

On January 12, 2007, Connect Holdings Limited (“Connect”) announced its intention, subject to the satisfaction or waiver, if applicable of certain pre-conditions, to make and implement a voluntary takeover offer (“Connect Offer”) to acquire all the issued ordinary shares in the capital of the Company, other than those already held by Connect, its related corporations or the respective nominees of Connect or its related corporations as at the date of the Connect offer (“Connect Proposed Takeover”).

On April 11, 2007, Connect announced its decision to proceed with the Connect Offer, as it had obtained the unconditional approval of the IDA to make and implement the Connect Offer. The Connect Offer was conditional upon Connect securing a stake of more than 50% of our outstanding Shares as well as upon the satisfaction of certain other conditions.

On May 2, 2007, Connect announced that the Offer to Purchase, containing full details of the Connect Offer had been dispatched to shareholders and that accordingly, the Connect Offer had commenced with an offer price of US$10.00 net in cash per share without interest. The expiry date of the Connect Offer was June 7, 2007.

On May 16, 2007, the Company dispatched a circular to its shareholders in relation to the Connect Offer containing inter alia, the opinion of its independent financial adviser and the recommendations of its independent directors to shareholders.

On June 7, 2007, Connect announced the revision of the offer price for the Connect Offer from US$10.00 to US$11.00 net in cash per Share without interest and stated that the revised offer price was final. Connect also announced an extension of the expiration date of the Connect Offer from June 7, 2007 to June 22, 2007.

On June 12, 2007, Connect announced that the Connect Offer had been declared unconditional as to the level of acceptances but had not yet turned unconditional in all respects.

APPENDIX III

INTERIM FINANCIAL INFORMATION OF PACNET FOR THE FIRST QUARTER AND

THREE MONTHS ENDED 31 MARCH 2007 (WITH RESTATED COMPARATIVES)

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of March 31, 2007

With Comparative Amounts from December 31, 2006

	Dec 31, 2006	Mar 31, 2007	Mar 31, 2007
	S$’000	S$’000	US$’000
	Restated
Cash and cash equivalents	57,821	59,381	38,776
Fixed deposit with financial institution	2,412	1,758	1,148
Accounts receivable—net	38,333	31,000	20,243
Other receivables	7,330	9,724	6,350
Inventories	503	366	239

Total current assets	106,399	102,229	66,756

Investments	39	39	25
Fixed assets and website development costs—net	19,007	19,090	12,466
Goodwill and intangible assets—net	36,671	36,778	24,016
Other non-current assets	3,923	2,344	1,531

Total non-current assets	59,640	58,251	38,038

TOTAL ASSETS	166,039	160,480	104,794

Bank borrowings	20	18	12
Accounts payable	16,279	13,082	8,543
Other payables	38,051	32,495	21,219
Current portion of capital lease obligations	196	165	108

Total current liabilities	54,546	45,760	29,882
Capital lease obligations, less current portion	102	73	48
Other non-current and deferred liabilities	2,035	1,902	1,242

Total non-current liabilities	2,137	1,975	1,290

Minority interest	588	655	428

Shareholders’ equity
Ordinary shares	114,143	114,526	74,785
Additional paid-in capital and deferred compensation	16,093	16,115	10,523
Accumulated deficit and other comprehensive income	(21,468)	(18,551)	(12,114)

Total shareholders’ equity	108,768	112,090	73,194

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	166,039	160,480	104,794

See accompanying notes

Pacific Internet Limited

Unaudited Consolidated Statement of Operations

(In Singapore Dollars)

	Quarter Ended		Year To Date Mar 31,
	Mar 31, 2006	Mar 31, 2007	2006	2007
	S$’000	S$’000	S$’000	S$’000
	Restated		Restated
Revenues
Dial up access	5,723	3,889	5,723	3,889
Broadband access	21,094	21,662	21,094	21,662
Leased line access	6,967	9,708	6,967	9,708
IP services/Value added services	9,871	11,311	9,871	11,311
Commission revenues	1,818	2,164	1,818	2,164
Other revenues	946	815	946	815

Total net revenues	46,419	49,549	46,419	49,549

Cost of sales	23,031	26,181	23,031	26,181

Gross profit	23,388	23,368	23,388	23,368

Other operating costs and expenses
Staff costs	13,497	13,758	13,497	13,758
Sales & marketing	1,183	955	1,183	955
Other general & administrative	4,132	5,004	4,132	5,004
Depreciation & amortization	1,971	2,052	1,971	2,052
Allowance for doubtful accounts receivable	237	59	237	59

Total other operating costs and expenses	21,020	21,828	21,020	21,828

Operating income	2,368	1,540	2,368	1,540

Other income (expenses)
Net interest income	465	481	465	481
Net (loss) gain on foreign currency	(226)	321	(226)	321
Gain on disposal of fixed assets	4	5	4	5
Equity in gain of unconsolidated affiliates	360	338	360	338
Others	120	596	120	596

Total other income	723	1,741	723	1,741

Income before income taxes and minority interest	3,091	3,281	3,091	3,281
Provision for income taxes	(625)	(657)	(625)	(657)

	2,466	2,624	2,466	2,624
Minority interest in gain of consolidated subsidiaries	(28)	(47)	(28)	(47)

Income before extraordinary item	2,438	2,577	2,438	2,577
Extraordinary item	20	—	20	—

Net income	2,458	2,577	2,458	2,577
Other comprehensive income
Foreign currency translation	(943)	340	(943)	340

Comprehensive income	1,515	2,917	1,515	2,917

Net income from continuing operations per share—basic	$0.1812	$0.1863	$0.1812	$0.1863

Net income per share—basic	$0.1827	$0.1863	$0.1827	$0.1863

Net income from continuing operations per share—diluted (1)	$0.1763	$0.1811	$0.1763	$0.1811

Net income per share—diluted (1)	$0.1777	$0.1811	$0.1777	$0.1811

Weighted average number of shares outstanding—basic	13,451,416	13,829,003	13,451,416	13,829,003

Weighted average number of shares outstanding—diluted (1)	13,830,430	14,227,161	13,830,430	14,227,161

(1)	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.

See accompanying notes

Pacific Internet Limited

Unaudited Consolidated Statement of Operations

(In US Dollars)

	Quarter Ended		Year To Date Mar 31,
	Mar 31, 2006	Mar 31, 2007	2006	2007
	US$’000	US$’000	US$’000	US$’000
	Restated		Restated
Revenues
Dial up access	3,737	2,540	3,737	2,540
Broadband access	13,774	14,145	13,774	14,145
Leased line access	4,549	6,339	4,549	6,339
IP services/Value added services	6,446	7,386	6,446	7,386
Commission revenues	1,187	1,413	1,187	1,413
Other revenues	618	532	618	532

Total net revenues	30,311	32,355	30,311	32,355

Cost of sales	15,039	17,096	15,039	17,096

Gross profit	15,272	15,259	15,272	15,259

Other operating costs and expenses
Staff costs	8,814	8,984	8,814	8,984
Sales & marketing	772	624	772	624
Other general & administrative	2,698	3,268	2,698	3,268
Depreciation & amortization	1,287	1,340	1,287	1,340
Allowance for doubtful accounts receivable	155	39	155	39

Total other operating costs and expenses	13,726	14,255	13,726	14,255

Operating income	1,546	1,004	1,546	1,004

Other income (expenses)
Net interest income	304	314	304	314
Net (loss) gain on foreign currency	(148)	210	(148)	210
Gain on disposal of fixed assets	3	3	3	3
Equity in gain of unconsolidated affiliates	235	221	235	221
Others	78	389	78	389

Total other income	472	1,137	472	1,137

Income before income taxes and minority interest	2,018	2,141	2,018	2,141
Provision for income taxes	(408)	(429)	(408)	(429)

	1,610	1,712	1,610	1,712
Minority interest in gain of consolidated subsidiaries	(18)	(31)	(18)	(31)

Income before extraordinary item	1,592	1,681	1,592	1,681
Extraordinary item	13	—	13	—

Net income	1,605	1,681	1,605	1,681
Other comprehensive income
Foreign currency translation	(616)	222	(616)	222

Comprehensive income	989	1,903	989	1,903

Net income from continuing operations per share—basic	$0.1183	$0.1217	$0.1183	$0.1217

Net income per share—basic	$0.1193	$0.1217	$0.1193	$0.1217

Net income from continuing operations per share—diluted (1)	$0.1151	$0.1183	$0.1151	$0.1183

Net income per share—diluted (1)	$0.1160	$0.1183	$0.1160	$0.1183

Weighted average number of shares outstanding—basic	13,451,416	13,829,003	13,451,416	13,829,003

Weighted average number of shares outstanding—diluted (1)	13,830,430	14,227,161	13,830,430	14,227,161

(1)	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.

(2)	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of Mar 31, 2007, which was S$1.5314 to US$1.00.

See accompanying notes

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Quarter Ended March 31, 2007

With Comparative Amounts from March 31, 2006

	Quarter ended Mar 31,
	2006	2007	2007
	S$’000	S$’000	US$’000
	Restated
OPERATING ACTIVITIES
Net income for the period	2,458	2,577	1,681
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Equity in gain of unconsolidated subsidiaries and affiliates	(360)	(338)	(221)
Depreciation and amortization	1,971	2,052	1,340
Gain on disposal of fixed assets	(4)	(5)	(3)
Allowance for doubtful accounts receivable	213	26	17
Bad Debts written off	24	33	22
Minority interest	28	47	31
Deferred income tax (benefit) provision	(36)	268	175
Amortization of deferred compensation	427	22	14
Extraordinary item	(20)	—	—
Changes in non-cash working capital items:
Accounts receivable	1,358	7,273	4,749
Prepaid expenses and other assets	(638)	(817)	(533)
Inventories	(111)	137	89
Accounts payable	2,055	(3,217)	(2,101)
Other payables / receivables	(5,795)	(5,666)	(3,700)

Cash provided by operating activities	1,570	2,392	1,560

INVESTING ACTIVITIES
Acquisition of fixed assets	(2,554)	(1,917)	(1,252)
Proceeds from sale of fixed assets	13	4	3
Fixed deposit with maturity more than 90 days	(257)	654	427
Additional interest acquired in a subsidiary	(972)	—	—

Cash used in investing activities	(3,770)	(1,259)	(822)

FINANCING ACTIVITIES
Bank repayments	(1,566)	(2)	(1)
Capital lease obligations	(91)	(60)	(39)
Proceeds from issuance of ordinary shares	730	383	250
Additional capital injection from minority interest	—	20	13

Cash (used in)/provided by financing activities	(927)	341	223

(Decrease)/Increase in cash and cash equivalents	(3,127)	1,474	961

Cash and cash equivalents at beginning of period	58,518	57,821	37,757

Effect of exchange rate changes on cash and cash equivalents	(209)	86	58

Cash and cash equivalents at end of period	55,182	59,381	38,776

See accompanying notes

PACIFIC INTERNET LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

1. PREPARATION OF INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In our opinion, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. We believe that the disclosures made are adequate for a fair presentation of results of operations and financial position. Operating results for the interim periods reported herein may not be indicative of the results expected for the year.

2. RESTATEMENT

The Company has historically accounted for its investments in two entities using the equity method of accounting. During 2006, the Company determined that it had in fact majority voting control in both entities since March 2000. Consequently, the Company has restated its financial statements for the years ended December 31, 2000 through 2006 to consolidate the above entities in accordance with Statement of Financial Accounting Standards (“SFAS’) No. 94—Consolidation of All Majority-Owned Subsidiaries. In consolidating these entities, the Company assessed that it bears losses in excess of the minority’s interest in the equity of these entities as the minority interest did not have a binding obligation to fund those losses. As a result of the restatement, the financial impact is as follows: net income increased by S$104 for the three months ended March 31, 2006; S$173 for the year 2006, S$124 for 2005, S$172 for 2004 and net income decreased by S$(57) for 2003, S$(401) for 2002, S$(1,915) for 2001 and S$(940) for 2000.

The effects of the restatement on the previously reported audited consolidated balance sheet are as follows:

	Year Ended Dec 31, 2006
	As previously reported	Adjustment	As restated
	S$’000	S$’000	S$’000
Cash and cash equivalents	57,786	35	57,821
Fixed deposit with financial institution	2,447	(35)	2,412
Accounts receivable—net	38,333	—	38,333
Other receivables	7,330	—	7,330
Inventories	503	—	503

Total current assets	106,399	—	106,399

Investments	39	—	39
Fixed assets and website development costs—net	19,007	—	19,007
Goodwill and intangible assets—net	36,671	—	36,671
Other non-current assets	4,476	(553)	3,923

Total non-current assets	60,193	(553)	59,640

TOTAL ASSETS	166,592	(553)	166,039

Bank borrowings	20	—	20
Accounts payable	16,279	—	16,279
Other payables	38,051	—	38,051
Current portion of capital lease obligations	196	—	196

Total current liabilities	54,546	—	54,546

Capital lease obligations, less current portion	102	—	102
Other non-current and deferred liabilities	2,035	—	2,035

Total non-current liabilities	2,137	—	2,137

Minority interest	1,141	(553)	588

Shareholders’ equity
Ordinary shares	114,143	—	114,143
Additional paid-in capital and deferred compensation	16,093	—	16,093
Accumulated deficit and other comprehensive income	(21,468)	—	(21,468)

Total shareholders’ equity	108,768	—	108,768

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	166,592	(553)	166,039

The effects of the restatement on the previously reported unaudited consolidated statement of operations are as follows:

	Quarter Ended Mar 31, 2006
	As previously reported	Adjustment	As restated
	S$’000	S$’000	S$’000
Revenues
Dial up access	5,723	—	5,723
Broadband access	21,044	50	21,094
Leased line access	5,938	1,029	6,967
IP services/Value added services	9,702	169	9,871
Commission revenues	1,818	—	1,818
Other revenues	773	173	946

Total net revenues	44,998	1,421	46,419

Cost of sales	22,135	896	23,031

Gross profit	22,863	525	23,388

Other operating costs and expenses
Staff costs	13,280	217	13,497
Sales & marketing	1,123	60	1,183
Other general & administrative	3,950	182	4,132
Depreciation & amortization	1,904	67	1,971
Allowance for doubtful accounts receivable	222	15	237

Total other operating costs and expenses	20,479	541	21,020

Operating income	2,384	(16)	2,368

Other income (expenses)
Net interest income	427	38	465
Net loss on foreign currency	(308)	82	(226)
Gain on disposal of fixed assets	7	(3)	4
Equity in gain of unconsolidated affiliates	383	(23)	360
Others	94	26	120

Total other income	603	120	723

Income before income taxes and minority interest	2,987	104	3,091
Provision for income taxes	(625)	—	(625)

	2,362	104	2,466
Minority interest in gain of consolidated subsidiaries	(28)	—	(28)

Income before extraordinary item	2,334	104	2,438
Extraordinary item	20	—	20

Net income	2,354	104	2,458
Other comprehensive income
Foreign currency translation	(1,156)	213	(943)

Comprehensive income	1,198	317	1,515

Net income from continuing operations per share—basic	$0.1735	$0.0077	$0.1812

Net income per share—basic	$0.1750	$0.0077	$0.1827

Net income from continuing operations per share—diluted	$0.1688	$0.0075	$0.1763

Net income per share—diluted	$0.1702	$0.0075	$0.1777

Weighted average number of shares outstanding—basic	13,451,416	—	13,451,416

Weighted average number of shares outstanding—diluted	13,830,430	—	13,830,430

The effects of the restatement on the previously reported unaudited consolidated statement of cash flows are as follows:

	Quarter ended Mar 31, 2006
	As previously reported	Adjustment	As restated
	S$’000	S$’000	S$’000
OPERATING ACTIVITIES
Net income for the period	2,354	104	2,458
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Equity in gain of unconsolidated subsidiaries and affiliates	(383)	23	(360)
Depreciation and amortization	1,904	67	1,971
Gain on disposal of fixed assets	(7)	3	(4)
Allowance for doubtful accounts receivable	198	15	213
Bad Debts written off	24	—	24
Minority interest	28	—	28
Deferred income tax benefit	(36)	—	(36)
Amortization of deferred compensation	427	—	427
Extraordinary item	(20)	—	(20)
Changes in non-cash working capital items:
Accounts receivable	1,961	(603)	1,358
Prepaid expenses and other assets	(432)	(206)	(638)
Inventories	(154)	43	(111)
Accounts payable	1,944	111	2,055
Other payables / receivables	(6,412)	617	(5,795)

Cash provided by operating activities	1,396	174	1,570

INVESTING ACTIVITIES
Acquisition of fixed assets	(2,482)	(72)	(2,554)
Proceeds from sale of fixed assets	13	—	13
Fixed deposit with maturity more than 90 days	(250)	(7)	(257)
Additional interest acquired in a subsidiary	(972)	—	(972)

Cash used in investing activities	(3,691)	(79)	(3,770)

FINANCING ACTIVITIES
Bank repayments	(1,566)	—	(1,566)
Capital lease obligations	(91)	—	(91)
Proceeds from issuance of ordinary shares	730	—	730

Cash used in financing activities	(927)	—	(927)

(Decrease)/Increase in cash and cash equivalents	(3,222)	95	(3,127)

Cash and cash equivalents at beginning of period	58,421	97	58,518

Effect of exchange rate changes on cash and cash equivalents	(209)	—	(209)

Cash and cash equivalents at end of period	54,990	192	55,182

3. INVESTMENT

The Philippines

During the three months ended March 31, 2007, the Company increased its investment in Primeworld Digital Systems, Inc. (“PDSI”), its subsidiary in the Philippines, by S$620 (US$405) through the direct and indirect acquisition of additional shares issued by PDSI at a par value of Peso 0.001 to all its shareholders. The acquisition of shares was paid for in cash and did not result in a change in the Company’s voting equity interests in PDSI. Accordingly, no goodwill was recorded.

The additional investment was made to meet certain shareholding requirements stipulated by the local telecommunications governing authority.

Thailand

In the mid-1990s, the Communications Authority of Thailand (“CAT”) was the regulator of internet services in Thailand and granted concessions to internet service providers (“ISPs) under certain guidelines, one of which was that all ISPs must be a joint venture with CAT and its employees receiving up to 35% of the total equity at no costs. In July 2003, CAT was corporatised with the intention of a listing on the Stock Exchange of Thailand and this provided the impetus for CAT to dispose of all its shareholding in all ISPs as it became a commercial operator. World Net & Services Co., Ltd. (“WNS”) was one of the ISPs established under this regime and it entered into an Internet Service Contract with CAT which expired on 30 October 2006. WNS’s shareholders are Pacific Internet (Thailand) Limited (“PITH”) (67.31%), CAT (32%) and CAT’s employees (0.69%). On November 1, 2006, the new regulator of the telecommunications industry, the National Telecommunications Commission issued an ISP Type 1 licence to WNS which enabled it to continue as an ISP.

In May 2006, the Board of Directors of CAT approved of the purchase by PITH of CAT’s entire shareholding including those shares held by its employees in WNS. On March 27, 2007, the acquisition of CAT’s entire shareholding, excluding those shares held by its employees in WNS was completed at a cost of $700 (US$457). The acquisition was paid for in cash. Consequently, PITH’s shareholding in WNS increased from 67.31% to 99.31%.

Previously, as the minority shareholders of WNS have participative rights in certain financial and operating decisions of WNS, the Group did not consolidate WNS in accordance with Emerging Issues Task Force (“EITF”) 96-16—Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. The acquisition extinguished the veto rights possessed by the then minority shareholders.

The Group had not consolidated WNS in the current period. The effect of not consolidating WNS did not have any material impact on the Group’s consolidated operating results for the 3 months ended March 31, 2007. The impact on the Group’s shareholders’ equity, total assets and total liabilities are nil, 2% and 7% respectively. The Company has considered and concluded that the impact as described above did not have a material effect on the Group’s unaudited consolidated balance sheet as of March 31, 2007, and the unaudited consolidated statements of operations and cash flows for the period then ended.

4. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARY AND AFFILIATES

Information on the summarized statement of operations for unconsolidated subsidiary, Pacific Internet India Limited (“PII”), for the three months ended March 31, 2007 and March 31, 2006, after consideration of related company transactions, is presented below:

	March 31, 2006	March 31, 2007	March 31, 2007
	S$	S$	US$
	Restated
Summarized Statement of Operations Information
Net Sales	$867	$956	$624
Gross Profit	431	503	328
Net profit	175	119	78

Information on the summarized statement of operations for unconsolidated affiliates, namely PW Holding Corporation (“PWC”) and WNS, for the three months ended March 31, 2007 and March 31, 2006 is presented below:

	March 31, 2006	March 31, 2007	March 31, 2007
	S$	S$	US$
	Restated
Summarized Statement of Operations Information
Net Sales	$3,489	$2,617	$1,709
Gross Profit	1,024	770	503
Net profit	266	265	173

5. INCOME TAXES

We adopted the provisions of Financial Standards Accounting Board Interpretation No. 48: Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”) on January 1, 2007. No adjustment to the retained earnings was made upon adoption of FIN 48. The total amount of unrecognized tax benefits as of the date of adoption was $172, all of which would affect our effective tax rate if realised.

As part of our accounting policies, we recognize interest and penalties related to uncertain tax positions in operating expenses. As of March 31, 2007, there was no significant accrual for interest or penalties related to such positions.

As of March 31, 2007, the tax years 2000 – 2006 remain subject to examination by the major tax jurisdictions.

6. SEGMENT REPORTING

MARCH 31, 2007	Access		e-commerce		Travel		Reconciling items		Consolidated
Revenue
Unaffiliated customers	S$	47,385	S$	—	S$	2,164	S$	—	S$	49,549
Intersegment		—		—		5		(5)		—

Total revenues		47,385		—		2,169		(5)		49,549
Depreciation & amortization		(2,043)		—		(9)		—		(2,052)
Other operating expenses		(44,103)		(40)		(1,819)		5		(45,957)
Net interest income (expenses)		451		(11)		41		—		481
Equity in profit of unconsolidated affiliates		338		—		—		—		338
Other non-operating income		834		—		88		—		922
Income tax expenses		(594)		—		(63)		—		(657)
Minority interest		(47)		—		—		—		(47)

Segment P&L	S$	2,221	S$	(51)	S$	407	S$	—	S$	2,577

MARCH 31, 2006	Access		e-commerce		Travel		Reconciling items		Consolidated
	Restated								Restated
Revenue
Unaffiliated customers	S$	44,595	S$	10	S$	1,814	S$	—	S$	46,419
Intersegment		—		4		4		(8)		—

Total revenues		44,595		14		1,818		(8)		46,419
Depreciation & amortization		(1,941)		(21)		(9)		—		(1,971)
Other operating expenses		(40,437)		(69)		(1,582)		8		(42,080)
Net interest income (expenses)		430		(7)		42		—		465
Equity in profit of unconsolidated affiliates		360		—		—		—		360
Other non-operating expenses		(53)		—		(49)		—		(102)
Income tax expenses		(577)		—		(48)		—		(625)
Minority interest		(34)		6		—		—		(28)
Extraordinary item		—		—		20		—		20

Segment P&L	S$	2,343	S$	(77)	S$	192	S$	—	S$	2,458

Inter segment sales and transfers were accounted for as if the sales or transfers were to third parties, that is, at current market prices.

7. STOCK-BASED COMPENSATION

Effective January 1, 2006, the Group adopted the provisions of SFAS No.123R—Share-Based Payment (“SFAS No. 123R”) and related interpretations in accounting for its employee stock-based compensation plans. Accordingly, stock compensation cost is measured on the date of grant, based on fair value which is estimated using the Black-Scholes option-pricing model. The compensation cost is amortized over the vesting period of the options.

As permitted by SFAS No. 123R, the Group has elected to apply the “modified prospective” method for the transition, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123R for all shared-based payments granted after the effective date and (b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date.

Prior to the adoption of SFAS No. 123R, the Group applied Accounting Principles Board Opinion No.25—Accounting for Stock Issued to Employees (“APB No. 25”) and related Interpretations, and provided the disclosures required under SFAS No. 123—Accounting for Stock Based Compensation (“SFAS No. 123”).

The total stock-based compensation cost recognized by the Group for the 3 months ended March 31, 2006 and 2007 were S$427 and S$22 (US$14), respectively.

8. LEGAL PROCEEDINGS

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

Class Action Lawsuit

On December 6, 2001, a class action lawsuit (“IPO Allocation Suit”) was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company’s former directors and officers as well as against the underwriters who handled the Company’s February 5, 1999 initial public offering (“IPO”). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company’s securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company’s IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the “MOU”) reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement (“Settlement”), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement’s terms on July 14, 2004.

On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notice of the settlement to be provided to the settlement class, and (iii) a final fairness hearing.

On August 31, 2005, the Court issued a preliminary order approving the modifications to the Settlement and certifying the settlement classes. The Court also set a deadline of January 15, 2006 for mailing of the class notice, publication of the advertisements in various U.S. newspapers. The class members had until March 24, 2006, to exclude themselves from the settlement and to file objections or comments on the settlement. Those who elected to exclude themselves from the settlement may initiate their own claims against the issuer defendants. Of the approximately 17 million class members, roughly 1,093 sought exclusion from the proposed Settlement and 150 filed objections.

As part of the Settlement, the settling issuers were required to assign to the plaintiffs certain claims they had against their underwriters (“Assigned Claims”). To preserve these claims while the proposed Settlement was pending the Court’s final approval, the settling issuers sought tolling agreements from the underwriters. In the event that an underwriting defendant would not enter a tolling agreement, under the terms of the proposed Settlement agreement, the settling issuer conditionally assigned the claims to a litigation trustee. Before the expiration of any relevant statutes of limitations, the litigation trustee filed lawsuits against the various issuers’ respective underwriters alleging the Assigned Claims. One of the Company’s underwriters refused to enter into a tolling agreement. Accordingly, the Company conditionally assigned claims against that underwriter and the litigation trustee filed a lawsuit to preserve those claims. On February 24, 2006, the Court dismissed, with prejudice, the Assigned Claims brought by the litigation trustee against the underwriters on statute of limitations grounds. The plaintiffs have appealed the Court’s decision. Because the Assigned Claims were part of the consideration contemplated under the Settlement, it is unclear how the Court’s recent decision will impact the Settlement and the Court’s final approval of it.

On April 24, 2006, the Court held a hearing in connection with a motion for final approval of the proposed Settlement. The Court did not rule on the fairness of the Settlement at the hearing. Despite the preliminary approval of the Settlement, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding and discovery has commenced. The parties are also in the midst of class certification issues. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases “focus cases” intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants appealed that decision to the United States Court of Appeals for the Second Circuit. On December 5, 2006, the Court of Appeals issued its opinion, reversing Judge Scheindlin’s order granting class certification. The Court of Appeals also found that the plaintiffs in those cases cannot satisfy certain elements required for class actions. Plaintiffs filed a petition for rehearing and rehearing en banc of the Second Circuit’s decision, which the appellate court denied on April 6, 2007.

In light of the Second Circuit’s decision, the district court has held several conferences with the parties to discuss how the litigation will proceed. During a conference on May 30, 2007 before Judge Scheindin, plaintiffs orally moved for class certification based on two new proposed classes. Plaintiffs will file their opening brief on the motion to certify the classes in the next several months. Although it is not clear at this stage how the litigation will proceed, the outcome of the Second Circuit’s December 5 decision will likely impact the final approval of the proposed Settlement in its current form.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been subject to discovery obligations that non-focus case issuers are not be subject to.

The Second Circuit’s ruling concerning its December 5, 2006 opinion will likely impact the proposed Settlement as well as plaintiffs’ case against the Company. However, the Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the case proceeds or the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. The litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit and therefore, no accrual has been made. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

9. PER SHARE DATA

The following table sets forth the weighted-average shares used in the computation of basic and diluted earning per share:

	March 31, 2006	March 31, 2007
Weighted average shares outstanding-basic	13,451,416	13,829,003
Effect of dilutive stock options	379,014	398,158

Shares used for diluted earnings per share	13,830,430	14,227,161

10. GUARANTEES

As of March 31, 2007, the Company has issued the following guarantees to third parties on behalf of its subsidiaries and believes that the risk involved is minimal.

i)	A corporate guarantee of S$8,300 (US$5,420) (December 31, 2006: S$8,300) to a bank in respect of banking facilities extended to Safe2Travel amounting to S$4,000 (US$2,612) (December 31, 2006: S$4,000) of which S$3,847 (US$2,512) (December 31, 2006: S$3,847) has been utilized.

ii)	A corporate guarantee of S$1,592 (US$1,040) (December 31, 2006: S$1,592) to a bank in respect of renewal of banking facilities extended to PI HK amounting to S$1,592 (US$1,040) (December 31, 2006: S$1,592) of which S$597 (US$390) (December 31, 2006: S$597) has been utilized.

11. SUBSEQUENT EVENTS

On May 2, 2007, Connect Holdings Limited (“Connect”) commenced a voluntary conditional general offer (“Offer”) to acquire all the issued ordinary shares in the capital of PacNet, other than those already held by Connect for a purchase price of US$10.00 per share in cash, without interest. (The Company notes however that when Connect announced on January 12, 2007 its intention to make this Offer upon the receipt of certain approvals, the Offer was stated to be in respect of all the issued ordinary shares in the capital of PacNet, other than those already held by Connect, its related corporations or the respective nominees of Connect or its related corporations.)

Connect’s Offer is subject to a number of conditions (the “Minimum Tender Conditions”) including a minimum tender condition. The minimum tender condition requires the tender of a sufficient number of shares such that Connect will own more than 50% (including the shares held by Connect) of our issued and outstanding shares as of the final expiration of the Offer (including shares issued or to be issued pursuant to options validly exercised on or before the final expiration date). The Offer was to expire on June 7, 2007 unless it is extended by Connect.

On May 16, 2007, the Company dispatched a circular to its shareholders in relation to the Offer containing inter-alia, the opinion of its independent financial advisor and the recommendations of its independent directors for the purposes of the Offer to shareholders.

On June 7, 2007, Connect announced the revision of the offer price for the Offer from US$10.00 net in cash per share to US$11.00 net in cash per share without interest and stated that the revised offer price was final. Connect also announced an extension of the expiration date of the Offer from June 7, 2007 to June 22, 2007.

On June 12, 2007, Connect announced that the Offer had been declared unconditional as to the level of acceptances but had not yet turned unconditional in all respects.

If the Offer is successful, PacNet will become a subsidiary of Connect, and Connect will effectively be able to control our management, policies and business by controlling the composition of our Board of Directors, approving significant corporate transactions, including mergers and acquisitions and the sale of all or substantially all of our assets. We refer you to Connect’s Offer to Purchase which can be found at www.sec.gov with regard to Connect’s reasons for making the Offer and its plans for PacNet if the Offer is successful.

APPENDIX IV

REPORT FROM ERNST & YOUNG ON REVIEW OF INTERIM CONSOLIDATED FINANCIAL INFORMATION FOR THE QUARTER ENDED 31 MARCH 2007

18 June 2007

Board of Directors

Pacific Internet Limited

89 Science Park Drive

#02-05/06 The Rutherford

Singapore 118261

Dear Sirs,

Report on Review of Interim Consolidated Financial Information

For the quarter ended 31 March 2007

We have reviewed the accompanying interim consolidated balance sheet of Pacific Internet Limited (the “Company”) and its subsidiaries (the “Group”) as at 31 March 2007 and the related interim consolidated statements of operations and cash flows for the three-month period then ended and explanatory notes. Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

We conducted our review in accordance with Singapore Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Singapore Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information is not prepared, in all material respects, in accordance with the U.S. GAAP.

As more fully described in Note 2 to the interim consolidated financial information, the accompanying consolidated balance sheet as at 31 December 2006 and consolidated statements of operations and cash flows for the three-month period ended 31 March 2006 have been restated.

ERNST & YOUNG

Certified Public Accountants

Singapore

APPENDIX V

OPINION OF KPMG CORPORATE FINANCE IN RELATION TO THE INTERIM CONSOLIDATED FINANCIAL INFORMATION FOR THE QUARTER ENDED 31 MARCH 2007

The Board of Directors

Pacific Internet Limited

89 Science Park Drive

#01-07 The Rutherford

Singapore 118261

15 June 2007

Dear Sirs,

OPINION OF INDEPENDENT FINANCIAL ADVISER IN RELATION TO THE INTERIM CONSOLIDATED FINANCIAL INFORMATION FOR THE QUARTER ENDED 31 MARCH 2007

This letter has been prepared for inclusion in the Supplemental Circular to be issued by Pacific Internet Limited (“PacNet” or the “Company”) to the shareholders of PacNet (the “Shareholders”) (the “Supplemental Circular”) in connection with the revised offer to purchase by Connect Holdings Limited for cash all issued ordinary shares of PacNet at US$11.00 net per ordinary share (the “Revised Offer”). Unless otherwise defined, all terms defined in the Offeree Circular and Supplemental Circular shall have the same meaning herein.

In accordance with Rule 25 of The Singapore Code of Take-Overs and Mergers (the “Code”), we have examined the interim consolidated financial information of the Company for the quarter ended 31 March 2007 (the “Interim Consolidated Financial Information”) which has been included in the Company’s Supplemental Circular as set out in Appendix III thereto.

In reference to Note 2 to the Interim Consolidated Financial Information, the accompanying consolidated financial information for the quarter ended 31 March 2006 has been restated.

We have discussed the assumptions underlying the Interim Consolidated Financial Information with the management of the Company. We have also considered and relied upon the letter dated 15 June 2007 addressed to the directors of the Company (the “Directors”) by Ernst & Young, the auditors of the Company, in respect to their review of the Interim Consolidated Financial Information and the accounting policies, bases and assumptions upon which the Interim Consolidated Financial Information have been made.

We have relied upon the accuracy and completeness of all financial and other information provided and discussed with us and have assumed such accuracy and completeness for the purposes of rendering this letter. Save as provided in this letter, we do not express any other opinion on the Interim Consolidated Financial Information.

Based on our discussions with the management of the Company, and having considered the report provided by Ernst & Young (the auditors of the Company) in respect of the Interim Consolidated Financial Information, we are of the view that the Interim Consolidated Financial Information (for which you as directors are solely responsible) has been issued by the Directors after due and careful enquiry.

This letter is addressed to the Directors for the purposes of the Directors complying with Rule 25 of the Code and for no other purpose. We do not accept responsibility to any other person (other than the Directors) in respect of, arising out of, or in connection with this letter.

Yours faithfully
For and on behalf of
KPMG Corporate Finance Pte Ltd

Vishal Sharma Executive Director	Ma. Rowena Reyes Associate Director

APPENDIX VI

TARGETS INFORMATION AND ASSUMPTIONS

The Company sets forth below a summary of certain information and related assumptions about its financial goals and targets for a five (5)-year period to 2010, which it provided to the IFA to conduct certain analysis to the Independent Board Committee with regard to the potential valuation of the Company using a discounted cash flow analysis.

TARGET PROFIT & LOSS

(Amount in S$’000)

					Target Before M&A & Others
	Final Full Year 2006	Target Full Year 2007	Target Full Year 2008	Target Full Year 2009			Target Full Year 2010
					Full Year 2010	M&A and Others
Revenue	188,813	263,427	315,084	362,312	409,995	101,785	511,780
EBITDA	13,801	19,847	41,786	52,014	60,396	16,434	76,830

PATMI	5,754	10,737	25,497	33,674	40,275	11,248	51,523

EBITDA—Earning Before Income Tax, Depreciation, Amortisation

PATMI—Profit After Tax Minority Interest

M&A and Others—The numbers represents the target contribution from potential merger and acquisition transactions and other possible initiatives undertaken by the Company, such amount have not been attributed to any particular year and for the purposes of the table are included in the Target Full Year 2010.

Major Assumptions

Revenue—Based on industry reports available to the Company, we assumed that Asia Pacific Internet revenue (including broadband access, value-added services) will grow to US$45.7 billion by 2008; this would represent a compound annual growth rate (CAGR) of approximately 20.8 per cent. Accordingly, we assumed that overall Internet subscriber base will grow at a CAGR of 20.2 per cent over the same period.

The Company’s revenue growth from existing operations is assumed to increase in line with the projected increase in the Asia Pacific market. The Company also assumed revenue growth from regional expansion and wireless will contribute approximately 20% of the total projected revenue for 2010.

Gross margins—Gross margins from operations is assumed to decrease by a compounded annual rate of 4% by 2010 on the basis that the decline in average customer subscription rates and wholesale supplier rates will continue in line with the trends experienced to date.

Operating expenditure—Operating expenditure is assumed to increase by a CAGR of 11%.

(Company Registration No. 199502086C)

(Incorporated in the Republic of Singapore)

DISPATCH OF SUPPLEMENTAL CIRCULAR IN RELATION TO REVISION OF OFFER PRICE BY CONNECT HOLDINGS LIMITED

SINGAPORE, 18 June 2007 - The Board of Directors (“Board”) of Pacific Internet Limited (“PacNet”) refers to the announcement made on 7 June 2007 (“Revised offer Announcement”) by Connect Holdings Limited (the “Offeror”) and the Offeror’s letter to all shareholders of PacNet (“Shareholders”) (“Revised Offer Letter”), revising its offer to purchase dated 2 May 2007 in relation to the voluntary conditional cash general offer (the “Offer”) by the Offeror to acquire all the issued ordinary shares in the capital of PacNet, other than those already held by the Offeror as at the date of the Offer (the “Revised Offer”).

Further to the announcement made by the Board on 8 June 2007 that the Offeror has made the Revised Offer, the Board wishes to announce that PacNet has today dispatched a supplemental circular (the “Supplemental Circular”) to Shareholders in relation to the Revised Offer.

The Supplemental Circular contains the recommendations of the directors of PacNet who are considered independent for the purposes of the Offer (“Independent Directors”), as well as the opinion of KPMG Corporate Finance Pte Ltd (“KPMG Corporate Finance”), the independent financial adviser to the Independent Directors on the Revised Offer, and other information for Shareholders’ consideration, pursuant to the Singapore Code on Take-overs and Mergers and in compliance with applicable rules and regulations under the U.S. Securities Exchange Act of 1934, as amended.

A copy of the Supplemental Circular will be available on the website of the United States Securities and Exchange Commission at www.sec.gov. Shareholders should note that in the Revised Offer Announcement, the Offeror has announced an extension of the expiration date of the Revised Offer until 1:00 a.m., New York City time, on 22 June 2007, 1.00 p.m., Singapore time, on 22 June 2007.1

The Directors of PacNet (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Revised Offer Announcement and the Revised Offer Letter), the sole responsibility of the Directors of PacNet has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

[1]

The Revised Offer Announcement notes that, under applicable rules and regulations, the Offeror is not permitted to further revise the Offer after 15 June 2007 and/or further extend the Offer past 1 July 2007, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. The Offeror has reserved the right to extend and/or revise its Offer in the event of a competing offer in the Revised Offer Announcement.

Media and Analyst Contacts:
Singapore (Media)

Bernard Ho

Senior Manager, Group Corporate Communications

Pacific Internet Limited

Direct Tel: +65 6771 0443

Mobile: +65 9782 3393

Email: bernard.ho@pacific.net.sg

Chia Hui Kheng

Director, Citigate Dewe Rogerson iMage

Direct Tel: +65 6530 7135

Mobile: +65 9781 5913

Email: huikheng.chia@citigatedrimage.com

Investors and Analysts

Mervin Wang

Senior Manager, Investor Relations

Pacific Internet Limited

Direct Tel: +65 6771 0780

Mobile: +65 9798 6077

Email: mervin.wang@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.